As filed with the Securities and Exchange Commission on December 9, 2004

Registration No. 333-118342

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FCStone Group, Inc.

(Exact name of registrant as specified in its charter)

Iowa	6221	42-1091210
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2829 Westown Parkway, Suite 200

West Des Moines, Iowa 50266

(515) 223-3788

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul G. Anderson

President and Chief Executive Officer

FCStone Group, Inc.

2829 Westown Parkway, Suite 200

West Des Moines, Iowa 50266

(515) 223-3756

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig L. Evans Shook, Hardy & Bacon L.L.P. 2555 Grand Boulevard Kansas City, Missouri 64108-2613 (816) 474-6550	Richard A. Malm Dickinson, Mackaman, Tyler & Hagen, P.C. 1600 Hub Tower 699 Walnut Street Des Moines, Iowa 50309 (515) 246-4516

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this registration statement becomes effective and all other conditions to the restructuring pursuant to the plan of conversion described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

PROPOSED RESTRUCTURING

of FCStone Group, Inc., an Iowa corporation operating on a cooperative basis

Dear Member:

The board of directors and senior management of FCStone Group, Inc., have decided to propose a significant structural change to the company’s form of business. Although our cooperative structure has been beneficial to us for many years, after careful analysis, we are proposing a different structure in order to gain more flexibility to expand our current business and pursue new opportunities. The restructuring will be effected by converting the existing common and preferred stock and patronage-based rights in the company into a new class of common stock, and by amending the company’s articles of incorporation and bylaws to terminate the company’s cooperative status and end the patronage-based rights accruing to the company’s members. Additional investment in the company will be solicited from existing stockholders, and we anticipate that an employee stock ownership plan will be established. We believe that the proposed restructuring will increase the ability of the company to serve its members and other customers, as well as enhance the value of the ownership interests in the company by converting the existing patronage-based relationship with members into an investment-based relationship.

The restructuring cannot proceed without our stockholders’ approval of the proposed amendments to the articles of incorporation and plan of conversion. As described in the attached notice of special meeting, we will hold a special meeting of stockholders at 10:00 a.m., local time, on             , 2005 at the West Des Moines Marriott, 1250 74th Street, West Des Moines, Iowa, for the purpose of approving the restructuring. To vote, you are invited to attend the special meeting and submit your ballot at that time or to return the enclosed proxy. Your vote is very important. Our board of directors has approved the restructuring and recommends that you vote “FOR” approval of the amendments to the articles of incorporation and the plan of conversion effecting the restructuring. The affirmative vote of a majority of the votes cast by each class of stockholders, in person or by proxy, at the special meeting is required for approval. Under Iowa law, stockholders who oppose the restructuring will not have the statutory right to dissent from the transaction and demand the cash payment of the fair value of their shares.

Attached is a proxy statement of the company and prospectus of the new common stock which provides detailed information about the proposed restructuring. Please carefully review the entire proxy statement-prospectus. We have not authorized anyone to provide you with information that is different from the information contained in the proxy statement-prospectus. Information on our web site is not part of the proxy statement-prospectus. Please see “Risk Factors” beginning on page 11 to read about important factors you should consider before voting.

Bruce Krehbiel Chairman	Paul G. Anderson Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN THE RESTRUCTURING OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The proxy statement-prospectus is dated             , 2004, and is first being mailed to stockholders on or about             , 2004.

FCSTONE GROUP, INC.

2829 Westown Parkway, Suite 200

West Des Moines, Iowa 50266

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON              , 2005

To the Stockholders:

This is a notice of a special meeting of the stockholders of FCStone Group, Inc, an Iowa corporation, (the “company”) to be held on             , 2005 at 10:00 a.m., local time, at the West Des Moines Marriott, 1250 74th Street, West Des Moines, Iowa for the purpose of considering:

1. A proposal to restructure the company by terminating the company’s cooperative status and ending the patronage-based rights accruing to the company’s stockholders. The restructuring cannot be effected without our stockholder’s approval of the proposed amendments to the articles of incorporation of the company and the plan of conversion converting shares of, and subscriptions for, the Class A common stock, the Class B common stock and the preferred stock in the company into shares of a new class of common stock in the company. Stockholders and subscribers will receive 500 shares of new common stock for each fully-paid share of Class A common stock, $5,000 par value, 10,000 shares of new common stock for each fully-paid share of Class B common stock, $100,000 par value, one share of new common stock for each $10.00 of paid subscription and one share of new common stock for each $10.00 in par value of preferred stock they hold as of the effective date of the restructuring. The membership interests in the company represented by patronage-based rights as of August 31, 2004, will be converted into (i) shares of new common stock based on a formula and (ii) nontransferable subscription rights to purchase additional shares of new common stock at a purchase price of $10.00 per share within 60 days after the distribution of new common stock and subscription rights. If the proposal is approved, the distribution of new common stock and subscription rights is expected to take place on or after January 31, 2005.

2. Such other business as may properly come before the meeting.

The close of business on                     , 2004 has been fixed as the record date for determining those stockholders of the company entitled to vote at the special meeting and any adjournments or postponements of the meeting. Only holders of record may vote at the meeting. The company has determined that stockholders are not entitled to assert statutory appraisal rights under the Iowa Business Corporation Act in the event the restructuring is approved.

Your vote is important. The board of directors of the company solicits you to sign, date and promptly mail the proxy in the enclosed postage prepaid envelope, regardless of whether or not you intend to be present at the special meeting of stockholders. Sending in your proxy now will not interfere with your right to attend the meeting or to vote your shares personally at the meeting if you wish to do so. You may revoke your proxy with respect to any proposal at any time prior to completion of the vote, by following the procedures set forth in the accompanying proxy statement-prospectus.

BY ORDER OF THE BOARD OF

DIRECTORS

Eric Parthemore

Secretary of the board of directors

            , 2004

West Des Moines, Iowa

The board of directors of the company recommends that stockholders vote for approval of the proposed restructuring. As of the                     , 2004 record date for the determination of shares of the company eligible to vote, there were 423 Class A common shares, five Class B shares and 13,870 preferred shares outstanding and entitled to vote on the proposal.

PROXY STATEMENT-PROSPECTUS

QUESTIONS AND ANSWERS ABOUT THE RESTRUCTURING

Below are answers to questions that we anticipate will be frequently asked by stockholders in connection with making a decision on whether to approve the restructuring. We encourage you to read this entire document to obtain more complete answers to these questions.

Q1:	What is the restructuring being proposed and what will I receive?

A:	We are proposing to restructure from a cooperative into an ordinary business corporation. The restructuring will be effected by adopting a plan of conversion and amending our articles of incorporation and bylaws to remove provisions which establish our cooperative character, including the obligation to pay patronage dividends, and adopting certain other provisions that are beneficial to the operations of an ordinary business corporation, while maintaining much of the company’s existing governance structure. Currently, members hold Class A common stock or subscriptions, Class B common stock, and preferred stock in the company and earn patronage-based rights. We will recapitalize by converting the Class A common stock and subscriptions, Class B common stock, and preferred stock into newly issued shares of common stock (“new common stock”). If the restructuring is effected by approval of the amendments to the articles of incorporation and the plan of conversion, you will receive 500 shares of new common stock issued by the company for each fully paid share of Class A common stock, $5,000 par value, or 10,000 shares of new common stock for each fully paid share of Class B common stock, $100,000 par value, and one share of new common stock for each $10.00 in par value of each preferred share you hold as of the effective date of the restructuring. Partially paid subscriptions for shares of Class A common stock will be converted at a rate of one new common share for each $10.00 paid. The membership interests represented by patronage-based rights will be converted into (a) shares of new common stock on a pro rata basis based on the appraisal of the company and a formula based on patronage for the three fiscal years ended August 31, 2004, and (b) nontransferable subscription rights to purchase additional shares of new common stock at a purchase price of $10.00 per share within 60 days after the distribution of new common stock and subscription rights.

Q2:	Will the ownership of the company change?

A:	After the restructuring, ownership interests in the company will be represented by new common stock. Shares of new common stock and subscription rights will be distributed solely to the existing members as of the effective date of the restructuring. In most cases, each stockholder’s percentage ownership of the company will change to some extent as a result of the conversion and the exercise of subscription rights, depending upon the levels of patronage such stockholder had during the three years ended August 31, 2004 and the extent such stockholder and other stockholders exercise their subscription rights. We also intend to issue stock to an Employee Stock Ownership Plan, or ESOP, after the restructuring which will reduce the percentage ownership of our existing stockholders. See Question 12 below.

Q3:	How will the number of shares to be distributed to each member be determined?

A:

If the restructuring is approved by the stockholders, the company will issue a total of 4.31 million shares of new common stock. This number of shares was determined by dividing the appraised value of the equity of company, $43.1 million, by $10.00. Each member’s existing stock ownership represented by common stock or subscriptions, and preferred stock will be converted by distribution of shares of new common stock at a conversion rate of one share of new common stock per $10.00 in current stock held. The remaining shares of new common stock will be distributed based on each member’s pro-rata share of patronage determined by a formula which considers patronage for the last three fiscal years, including the year ended August 31, 2004. In the case of Class A members, the formula utilizes the actual patronage paid during the three-year period. In the case of Class B members, the patronage will be limited to $1.35 per round turn trade, which is less than the patronage paid to those members. The value of the stock to be issued with respect to patronage-based rights will be approximately $26.4 million, which is the $43.1 million appraised value of the equity of the company less the August 31, 2004 common and preferred stock value of $16.7 million. This amount represents approximately 5.4 times the total of all members three year defined patronage. Each member’s share will likewise be 5.4 times its individual three year defined patronage. One share of new common stock will be issued for each $10.00 of such value.

Q4:	Why are Class A and Class B amounts calculated differently?

A:	Historically, the commissions paid by Class A and Class B members have not been comparable. As a result, the patronage amounts paid are not comparable between the two classes. The patronage amount for Class B members was adjusted downward to arrive at a more accurate reflection of the relative patronage. The formula to be used is intended to fairly allocate shares of new common stock between the two classes of members, and in the judgment of the board of directors and management, does so.

Q5:	Why is the company proposing to restructure?

A:	As part of an ongoing analysis of our business, the board of directors and senior management identified several primary factors which led them to recommend the proposed restructuring to the stockholders. See “The Restructuring — Reasons for the Restructuring.” They include:

•	Given the competitive nature of the industries in which we do business, we believe that the company will need significant capital resources to fund ongoing and future activities. If the business were to continue operating on a cooperative basis, our ability to raise and retain capital would be limited. After the restructuring, we will be able to issue common equity more freely and have the flexibility to raise new capital in a timely fashion.

•	We expect the restructuring to afford us greater flexibility to retain earnings and to position us to have greater access to capital, both of which we believe are necessary to allow our business to keep pace with the growth, consolidation and cost structure within the commodities/futures industry. The restructuring will allow us to form an ESOP and to issue nontransferable subscription rights to purchase additional shares of new common stock in connection with the restructuring, the proceeds of which will increase our capital and improve our balance sheet.

•	We believe that the restructuring may improve the liquidity of your investment in the company. Currently, common and preferred stock may be transferred only as an incident of membership in the company. After the restructuring, a stockholder may transfer its common shares to (a) any other holder of common shares (unless the transferee would hold more than 5% of the issued and outstanding shares of common stock after the transfer), or (b) any person approved in advance by the board of directors. In addition, it is the current intention of the board of directors to redeem a limited number of common shares every year, although the board will not be obligated to redeem any shares and has not yet established the terms of a plan for redemption.

•	The likely tax impact of the restructuring upon the company and its stockholders, the loss of the patronage dividend deduction and the additional costs of being a public company are acceptable, given the expected benefits to both the business enterprise and the company’s stockholders.

•	Growth of our business with non-members has reduced the significance of our cooperative status and pushed us closer to the boundaries of the definition of a cooperative under applicable law.

•	The restructuring will allow us to make distributions to our stockholders based on their equity interests rather than their patronage.

•

The restructuring will allow us to retain most aspects of our current system of corporate governance. We intend to limit the transfer of common stock of the company to cooperatives and the ESOP. We will also maintain our existing system of nominating eight Class I board members on a regional basis, with one Class II board member being nominated by the 12 largest stockholders and the ESOP, and one Class III board member being nominated by the other board members. However, after the restructuring, the nominating procedure will only indicate the stockholders’ preference for certain nominees. The board of directors will be responsible for selecting all nominees, after consideration of the stockholders’ preferred nominees.

•	We believe the restructuring will enhance the value of the individual ownership interests of members in the company by converting such interests into stock with an investment value more directly related to the value of the company.

Q6:	In analyzing the proposed restructuring, did the board and senior management consider alternatives for the business to raise capital?

A:	In addition to the restructuring as currently proposed, we considered a number of alternatives for structuring the business going forward and for obtaining capital investment including issuing subordinated debt, bringing in a large equity investor, seeking a joint venture with a well-capitalized partner, engaging in an initial public offering of our stock, and maintaining the status quo.

Q7:	How might my liquidity be improved by the restructuring?

A:	We believe that the restructuring could improve the liquidity of your membership interests. The existing Class A and Class B common stock, preferred stock and other membership interests are not transferable. The new common stock will be subject to restrictions on transfer, but will be transferable among existing stockholders or to others with the approval of the board of directors. The opportunity may also arise to sell shares of common stock to an ESOP proposed to be established by the company, although no current plans for such sales exist at this time. In addition, it is the current intention of the board of directors to redeem a limited number of common shares every year, although the board will not be obligated to redeem any shares and has not yet established the terms of a plan for redemption. We believe it may be possible to sell your equity interests after the restructuring; however, we expect that the improvement in liquidity immediately following the restructuring will be limited, because the company intends to limit its stockholders to cooperatives and the ESOP. See “The Restructuring — Resales of Common Stock.”

Q8:	Will patronage dividends continue to be paid?

A:	No. Our status as a cooperative will be terminated. A final patronage dividend has been declared and paid for the fiscal year ended August 31, 2004, but no patronage dividends will be paid thereafter. A regular dividend payable on a per share basis to holders of new common stock may be declared and paid at the discretion of the board of directors. If our financial results and condition are adequate, the board of directors anticipates payment of a regular annual dividend in the future. See “Dividend Policy.”

Q9:	How will the company and its members be taxed on the restructuring?

A:	We generally expect that the company and its stockholders should not recognize gain or loss for U.S. federal income tax purposes as a result of the restructuring. See “The Restructuring — Material U.S. Federal Income Tax Consequences.”

Q10:	How will voting rights change as a result of the restructuring?

A:

Currently, each member of the company is limited to owning one share of Class A or Class B common stock. Following the restructuring, each stockholder will own the number of shares of new common stock distributed in the restructuring and any shares of new common stock acquired upon exercise of the subscription rights. Holders of common stock will continue to vote on matters such as the election or removal of directors, mergers, sales of all or substantially all of the assets of the company, dissolution of the company and amendments to the articles of incorporation. After the restructuring, each share of common stock will continue to carry one vote, but stockholders will be able to vote the number of shares of common stock held. As a result, instead of each member having one vote, stockholders with more new common stock in the company will have greater proportionate voting power after the restructuring.

Until fully paid, shares of Class A common stock are subscribed but not issued. A share becomes fully paid after its par value of $5,000 has been withheld from patronage distributions in accordance with the company’s bylaws. Currently, those subscribed shares are not entitled to vote. However, after the restructuring, the subscribed shares will convert into shares of new common stock in the company which will be entitled to vote.

Currently, under the company’s bylaws, members also participate in the process of nomination for election to the board of directors on a one-member/one-vote basis, by casting nominating ballots. The nomination process is applied on a regional basis for eight of the ten members of the board of directors. Another board member is nominated by ballot of the twelve largest stockholders, and one board member is nominated by the other members of the board of directors. We intend to continue this nominating process after the restructuring, but the process will only indicate to the board of directors the stockholders’ preference. The board will ultimately select the nominees.

Q11:	What are nontransferable subscription rights and how do I exercise them?

A:	As part of the restructuring, we will issue a nontransferable subscription right to each of our stockholders, which is a right to purchase during a 60-day period following issuance, additional shares of new common stock, in exchange for the stockholder’s patronage-based rights. Each subscription right will give the holder the right to purchase 100 shares of new common stock for each 200 shares of new common stock received in the restructuring in exchange for patronage-based rights. The subscription rights will be granted in 100 share blocks, rounded up to the next highest multiple of 100. The exercise price of subscription rights will be $10.00 per share. The subscription rights generally must be exercised in full. Partial exercises are only allowed if the subscription is for at least 1,000 shares of new common stock.

A stockholder who wishes to exercise subscription rights granted as part of the restructuring will be required to do so within 60 days after the distribution date provided in the plan of conversion. We expect the distribution date to be on or about January 31, 2005. The subscription rights of a particular holder, if not exercised, will terminate at the end of the 60-day exercise period.

Q12:	Will the Company establish an ESOP as a result of the restructuring?

A:	The restructuring will give us the ability to adopt an employee stock ownership plan, or ESOP, and the board of directors has authorized our management to take steps to establish an ESOP. However, an ESOP cannot be implemented unless the stockholders vote to approve the proposed restructuring. The proposed bylaws will limit the ESOP to ownership of 20% of the new common stock of the company. Sales of new common stock to the ESOP will be at its appraised value. Sales of shares of common stock to the proposed ESOP will allow us to raise capital while capturing certain tax advantages. In addition, ownership of a percentage of our equity through the ESOP may assist us in retaining and attracting quality employees, and will align the interests of the employees and the stockholders. See “The Restructuring — The Proposed ESOP.”

Q13:	Will the restructuring affect the company’s relationship with CoBank?

A:	No. After the restructuring, we will remain eligible to do business with CoBank, ACB, as long as at least 50% of our ownership interests continue to be held by eligible cooperatives. The board of directors intends to limit ownership of our common stock to ensure that we remain eligible to do business with CoBank.

Q14:	Does the restructuring require regulatory approval?

A:	No. Other than applicable state, provincial and federal securities registration requirements, we do not need to make any filings with or seek the approval of any regulatory agency in connection with the restructuring.

Q15:	If I oppose the restructuring, will I be able to assert statutory appraisal rights under Iowa law?

A:	No. Under Iowa corporate law, stockholders of the company who oppose the restructuring will not have the statutory right to dissent from the transaction and demand the cash payment of the fair value of their shares.

Q16:	After the restructuring, will my shares be subject to redemption if I do not do business with the company?

A:	The company’s articles of incorporation currently give it the right to redeem the shares of common stock of any stockholder that the board determines has not transacted business with or through the company for a period of two consecutive years. The shares may be redeemed by the company at the book value of such shares. The company has no obligation to exercise this right. After the restructuring, this right will continue, but will not apply to any shares of new common stock purchased pursuant to a subscription right or to any other shares of stock except those received in the conversion effected by the restructuring. This redemption right will expire on August 31, 2009. The board of directors also intends to redeem a limited number of common shares every year, but has no right to require stockholders to be subject to such redemption. The material terms of any such voluntary redemption program have not been determined as of the date of this proxy statement-prospectus.

SUMMARY

The following summary, together with the preceding Question and Answer section, highlights selected information from this proxy statement-prospectus and may not contain all of the information that is important to you. To understand the transaction fully and for a complete description of the legal terms of the restructuring, we encourage you to read this entire document, including the section entitled “Risk Factors,” the appendices and the financial statements and related notes to those statements included in this document.

The Company

FCStone Group, Inc. is an Iowa corporation operating on a cooperative basis. The company operates its businesses in several segments, including:

Commodity and Risk Management Services. Our primary business in this segment is to offer commodity risk management services to our customers using futures, options and other derivative instruments. Our principal operating subsidiary is FCStone, LLC, a wholly owned Iowa limited liability company, registered with the Commodity Futures Trading Commission as a futures commission merchant, or FCM. Customer accounts maintained in this segment are primarily used by customers for hedging as a part of their commodity merchandising and acquisition programs. The company also acts as a broker for physical grain, fertilizer, and energy commodities and offers related transportation services. “Over-the-counter” commodity swaps and trade options are brokered with our parent company’s wholly owned limited liability company, FCStone Trading, LLC, as counterparty. We offer a full range of consulting, brokerage and transaction services through our staff of risk management consultants, supported by systems used to gather, disseminate and utilize commodity market information and intelligence.

Clearing and Execution Services. Our Stone Division offers low-cost clearing and direct execution services to professional, commercial, institutional and retail customers including services under the service name Futures Direct®. The Futures Direct® program provides an efficient method of order entry to qualified clients by providing direct access to the trading floor.

Grain Merchandising. We act as a dealer in, and manager of, physical grain and fertilizer through a majority interest in FGDI, LLC. FGDI acts as a grain dealer in the United States and international markets, primarily in Canada, Latin America and the Far East and also manages a pool of grain originated by a group of elevators in Texas. FGDI links suppliers and purchasers of grain products through its network of contacts in the industry. FGDI’s activities are supported by facilities, the most significant of which are a leased export terminal facility at the port of Mobile, Alabama and a fleet of leased rail cars.

Financial Services. We offer financing and facilitation for customers to carry commodities through our wholly-owned subsidiary, FCStone Financial, Inc., and our majority ownership of FCStone Merchant Services, LLC. The primary activity of FCStone Financial is entering into sale/repurchase agreements whereby it purchases grain evidenced by warehouse receipts subject to a simultaneous agreement to resell such grain back to the seller at a later date. FCStone Merchant Services, LLC expects to do similar transactions, in energy, grain and other commodities, as well as transactions where it shares in commodity profits with customers in exchange for financial support, but is newly formed and does not yet have any material operating history.

Our principal offices are located at 2829 Westown Parkway, Suite 200, West Des Moines, Iowa 50266, and our telephone number is 515-223-3788.

The Restructuring

The restructuring, if approved, will convert the company from a cooperative into a regular business corporation and will be followed by an offering of common stock to our members by means of nontransferable subscription rights, and the organization of an employee stock ownership plan. We have attached a copy of the proposed plan of conversion and the amended and restated articles of incorporation of the company to this proxy statement- prospectus as part of Appendix A. We encourage you to read the proposed plan of conversion and the proposed amended and restated articles of incorporation as they are the legal documents that govern the restructuring.

As a result of the restructuring, we will no longer operate as a cooperative and will cease paying patronage dividends. We may pay dividends in the future on a per-share basis at the discretion of the board of directors.

The Special Meeting

A special meeting of the stockholders of the company will be held on             , 2005, at 10:00 a.m., local time, at the West Des Moines Marriott, 1250 74th Street, West Des Moines, Iowa, to vote on a proposal to amend the articles of incorporation and approve the plan of conversion to effect the restructuring of the company as described herein. The close of business on             , 2004 has been fixed as the record date for determining those stockholders entitled to vote at the special meeting and any adjournments or postponements of the meeting. Stockholders may vote by attending the special meeting and submitting votes on the ballot provided at that time or by completing and submitting a proxy card at or prior to the meeting. A quorum of stockholders eligible to vote must exist at the special meeting, either in person or by proxy, to approve the restructuring. If holders representing at least a majority of the Class A common stock, at least a majority of the Class B common stock, and at least a majority of the preferred stock are present at the special meeting, a quorum will exist. The affirmative vote of a majority of the votes cast at the special meeting by the Class A shares, the Class B shares and the preferred shares, voting as separate classes, is required to approve the restructuring. Abstentions will be counted as present for the purposes of determining the presence of a quorum at the special meeting. Abstentions will not be counted as votes cast. Accordingly, assuming no stockholders present at the meeting abstain from voting, the vote of at least 107 Class A common shares, two Class B common shares and 3,469 shares of preferred stock would be needed to approve the amendments to the articles of incorporation effecting the restructuring if the minimum for a quorum for each class of stock attended the stockholders’ meeting. Our board of directors has approved the restructuring and recommends that you vote “FOR” approval of the amendments to the articles of incorporation effecting the restructuring. The directors, as managers of cooperatives that are members of the company, have beneficial ownership of nine shares of Class A common stock, one share of Class B common stock and 894.3 shares of preferred stock, constituting 2.1%, 20.0% and 6.4% of the outstanding shares of those classes, respectively. The officers of the company have no beneficial ownership of shares of any class of stock of the company.

Pursuant to the company’s bylaws, holders of subscribed but not fully paid shares of Class A common stock will not be entitled to vote at the special meeting. However, such subscribers will receive a copy of this proxy statement-prospectus because, in connection with the conversion of their patronage-based rights, they will receive subscription rights to purchase shares of new common stock.

You may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. Third, you can attend the special meeting and vote in person by requesting a ballot and voting at the meeting. Simply attending the meeting without voting, however, will not revoke your proxy.

You should carefully read and consider the information contained in this document. Then, please fill out, sign and mail your proxy card as soon as possible so that your shares may be represented at the special meeting.

Interests of Officers and Directors

ESOP

We plan to adopt an employee stock ownership plan, or ESOP, following the consummation of the restructuring. The ESOP will acquire shares of new common stock of the company at an appraised value and hold such shares for the benefit of the participating officers and employees. The proposed bylaws will limit the ESOP to owning no more than 20% of the equity of the company.

Other Equity-Based Plans

Following the restructuring, the company may consider additional equity-based incentive plans for its officers, directors and employees. The board of directors has no current plans, however, to adopt any other equity-based incentive plan.

Indirect Director Interests

Since each director of the company is a manager of a member of the company, each director has an indirect interest in the approval of the proposed transaction. In most cases, these members do a significant amount of business with the company and have significant patronage-based rights, which will be converted into new common stock upon consummation of the restructuring. If the restructuring is approved, the proportionate ownership interest of these members may increase.

SUMMARY FINANCIAL DATA

We derived the following historical financial information from our audited consolidated financial statements as of August 31, 2004 and August 31, 2003 and for each of the years in the three-year period ended August 31, 2004, which are included elsewhere in this proxy statement-prospectus, and our audited consolidated financial statements as of August 31, 2002 and as of and for the years ended August 31, 2001 and August 31, 2000, which are not included in this proxy statement-prospectus. Historical per share data has been omitted because, under the cooperative structure, earnings of the cooperative are distributed as patronage dividends to members based on the level of business conducted with the cooperative as opposed to common stockholder’s proportionate share of underlying equity in the cooperative. This table should be read together with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this proxy statement-prospectus.

	Year Ended August 31,
	2004	2003	2002	2001	2000
	(dollars in thousands)
Statement of Operations Data:
Total revenues	$1,623,587	$1,232,008	$895,942	$689,591	$446,230
Costs and expenses:
Cost of grain and fuel sold	1,521,925	1,154,103	830,188	633,367	404,394
Employee compensation and broker commissions	28,502	24,111	21,835	18,022	14,845
Pit brokerage and clearing fees	26,743	16,152	11,557	7,903	3,888
Introducing broker commissions	10,016	7,881	7,802	6,441	3,118
Interest	4,790	3,192	1,297	1,217	835
Depreciation and amortization	833	803	850	711	625
Other operating expenses	21,758	19,700	17,145	14,130	10,899

Total costs and expenses	1,614,567	1,225,942	890,674	681,791	438,604

Income before income tax expense and minority interest	9,020	6,066	5,268	7,800	7,626
Minority interest	576	561	600	242	—

Income after minority interest and before income taxes	8,444	5,505	4,668	7,558	7,626
Income tax expense	2,030	1,200	1,280	1,590	1,370

Net income	$6,414	$4,305	$3,388	$5,968	$6,256

Balance Sheet Data (at end of period):
Total assets	$603,827	$504,733	$399,526	$271,911	$234,851	(1)
Notes payable and subordinated debt	47,281	76,548	66,013	24,179	8,702
Obligations under capital leases	4,675	5,363	—	—	—
Minority interest	5,488	4,109	3,758	3,243	—
Capital stock and equity	39,829	35,827	35,172	35,068	31,069

(1)	The company acquired the assets of a futures brokerage business on July 1, 2000 with assets of $118 million.

PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma data presented for the year ended August 31, 2004 gives pro forma effect to the restructuring from a cooperatively operated company to a regular business corporation. Adjustments to reflect this change include a reduction of commissions from the Class B member business and the loss of the patronage dividend deduction for income taxes. The pro forma number of common stock shares is based on the appraised fair market value of the equity of company of $43.1 million. Shares will be issued at $10 per share which would result in 4.31 million shares being issued.

Year Ended August 31, 2004
(unaudited)
(dollars in thousands, except per share data)
Total revenues	$1,623,587
Total costs and expenses	1,614,567

Income before income tax expense and minority interest	9,020
Minority interest	576

Income before income tax expense	8,444
Pro forma adjustments (1)	483

Income before income tax expense, after pro forma adjustments	7,961
Pro forma income tax expense (2)	3,000

Pro forma net income	$4,961

Pro forma shares outstanding (3)	4,310,000

Pro forma earnings per share	$1.15

(1)	Adjustment to commissions to reflect the reduction of Class B member futures commission rates to a market rate going forward as opposed to the above market rate paid previously. The above market rate resulted in additional patronage paid to Class B members to bring their rate after patronage to a net cost basis.
(2)	Income tax expense without patronage dividend deduction.
(3)	Assumes shares outstanding with a $43.1 million appraisal value of the equity of company pursuant to the restructuring. No effect of shares potentially issued under subscription rights has been assumed.

The following unaudited pro forma data estimates the amount and number of shares to be distributed to Class A and Class B members.

	(1) August 31, 2004 Stock Amounts	(2) Three Year Patronage	(3) Additional Stock Value Distributed (a)	(1) & (3) Appraisal Allocation Value	Total Number of Shares Outstanding after Restructuring (b)
Class A common and preferred stock	$14,668,833	$4,653,534	$25,116,603	$39,785,436	3,978,544
Class B common and preferred stock	2,069,689	230,647	1,244,875	3,314,564	331,456

Totals	$16,738,522	$4,884,181	$26,361,478	$43,100,000	4,310,000

(a)	Additional stock to be distributed is the difference between the August 31, 2004 stock outstanding of $16,738,522 and the appraisal value of $43,100,000, which is $26,361,478, allocated by the pro rata three year patronage in column (2).
(b)	No effect of shares potentially issued under subscription rights has been assumed.

RISK FACTORS

You should carefully consider the risks described below before making a decision on whether or not to approve the restructuring.

Risks Relating to the Restructuring

Cooperative tax treatment will be unavailable after the restructuring.

We currently are taxed as a nonexempt cooperative under Subchapter T of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes and are generally taxed as a cooperative for state tax purposes. After the restructuring, we will no longer qualify for treatment as a cooperative for federal and state income tax purposes, but rather will be taxed as a C corporation.

Under Subchapter T, we are subject to tax only on nonmember and nonpatronage income and on any undistributed member patronage income. Our members are currently subject to tax in the year of receipt on patronage dividends received from the company, including patronage dividends paid in stock or other qualified written notices of allocation. Such patronage dividends are normally treated as ordinary income.

After the restructuring, we will be taxed at corporate rates on our entire net income, including net income that is derived from business done with persons who were members before the restructuring and who continue as stockholders. After the restructuring, distributions by the company to our stockholders will generally be taxed to the stockholders as corporate dividends.

The shares of common stock to be issued by the company will be subject to significant restrictions on transfer.

The ability to transfer your shares of new common stock will be restricted by the articles of incorporation and bylaws of the company. The proposed bylaws provide that your shares of the company’s common stock will not be transferable, except to (a) any other holder of common shares (unless the transferee will hold more than 5% of issued and outstanding shares of common stock after the transfer), or (b) any person approved in advance by the board of directors. In addition, there may be restrictions placed upon certain transfers that would violate federal or state securities laws. As a result, you may be unable to find a suitable transferee for your shares and therefore be required to hold your shares of new common stock for an indefinite period of time.

The shares of common stock to be issued by the company have no public market and no public market is expected to develop.

There is no established public trading market for the new common stock that will be issued in the restructuring, and we do not expect one to develop in the foreseeable future. As a result, you may have to hold your new common stock for an indefinite period of time because you may not be able to readily resell your shares of new common stock.

The ability of the company to issue additional shares of common stock or other classes of shares may dilute or otherwise limit your voting or economic rights in the company.

The board of directors will be able to issue additional shares of common stock or preferred stock. The board of directors also can establish the designations, powers, preferences, rights, qualifications, limitations or restrictions of any preferred stock. Such rights, powers, preferences and privileges may be greater in voting power, liquidation and dividend rights than those associated with the common stock. These new shares could be issued at a lower price than the value of the common stock. Issuances of additional shares may have the effect of diluting or otherwise limiting your voting or economic rights in the company, particularly if the new shares are issued on more favorable terms than the new common stock issued in the restructuring.

The loss of patronage dividends could affect our relationship with current members.

Under our current structure, members that transact business with or through the company receive a patronage dividend, which generally acts as a rebate to members of a certain amount of the fees paid to the company in the current year. The patronage dividend system promotes member business with the company and rewards higher volumes of transactions by members. Upon closing the restructuring, we will no longer pay patronage dividends and these incentives for member transactions with the company will disappear. When these incentives to do business with the company are gone, current members may decide to use other firms for commodity and risk management services, clearing and execution services, physical grain purchases and sales and financial services, which would negatively impact our business.

Your shares may be subject to redemption if you do not do business with the company.

After the restructuring, our articles of incorporation will give us the right to redeem the shares of new common stock received in the restructuring by a stockholder if the board determines that a stockholder has not transacted business with or through the company for a period of two consecutive years. The shares may be redeemed by the company at the book value of such shares. The company has no obligation to exercise this redemption right. After the restructuring, this right will not apply to any shares of new common stock purchased pursuant to a subscription right or to any other shares of stock except those received in the conversion effected by the restructuring. Shares issued to the ESOP would not be subject to this right of redemption. This redemption right will expire August 31, 2009.

Dividends to stockholders are not guaranteed after the restructuring.

After the restructuring, we will not be under any legal requirement to pay dividends based on patronage. We may elect not to pay any dividends after the restructuring, and any dividends that we pay may be substantially less than the cash portion of patronage dividends previously distributed to members by the company.

Changes in the process for nomination and election of directors resulting from the restructuring could affect the results of director elections.

Our articles of incorporation and bylaws currently provide a system of nomination and election intended to promote representation of differing member interests on the board of directors as well as implementation of effective member choice in selection of directors. For this purpose the board is divided into three classes, with eight Class I directors nominated from four geographic regions by a process of nominating committee selection and member ballot, one Class II director nominated by the twelve largest stockholders by nomination and ballot, and one Class III director nominated in the discretion of the board. This classification system will not change as a result of the restructuring, but certain changes in the nomination and election process will occur as a result of the restructuring. The most important changes include providing one vote for each share held, rather than one vote per common stockholder, the expected addition of the ESOP as one of the largest stockholders in the Class II nomination process, a new procedure outside the regular nomination process for direct nomination by stockholders, and provisions whereby the results of the nominating ballot procedure will only indicate the preferred nominees of the stockholders, with the board making the final nomination after considering such preferences. These changes could affect the results of future elections of directors.

Elimination of the requirement that common stockholders be cooperatives could affect our business.

Our articles of incorporation currently require all common stockholders to be cooperatives. After the restructuring this requirement will be eliminated and a non-cooperative, the ESOP, will become a stockholder, subject to a limit contained in the bylaws that such shares not exceed 20% of the outstanding shares. Shares may also be distributed by the ESOP to its beneficiaries. Although it has no current plan to do so, the board of directors could authorize issuance or transfer of shares to non-cooperative holders after the restructuring. The interests of non-cooperative stockholders could vary from the interests of the existing members, and such stockholders could exercise stockholder rights in a manner different than the members would. This could affect our business when and if such stockholder held a sufficient number of shares to effectively influence stockholder votes. In addition, we have substantial credit facilities established with a cooperative lender, CoBank ACB, but would become ineligible as a borrower from such bank if a majority of our shares were not held by cooperatives.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such a change of control would be beneficial to our stockholders.

Provisions of our articles of incorporation and bylaws could discourage, delay or prevent an acquisition or other change in control of our company, even if such a change in control would be beneficial to our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer. These provisions include:

•	a board of directors that is classified so that only some of the directors are elected each year;

•	authorization of “blank check” preferred stock that may be issued by the board of directors to thwart a takeover attempt, which could adversely impact the voting power of existing common stockholders;

•	a prohibition in the articles of incorporation granting the right of the company to refuse to recognize a transfer or attempted transfer of any common stock to any person who beneficially owns more than 5% of the common stock;

•	a reduction in the voting rights of the shares of common stock held by a beneficial owner in excess of 5% of the issued and outstanding shares to one hundredth (1/100) of one vote per share;

•	a requirement that at least 80% of all stockholders or at least 50% of disinterested stockholders vote to approve a business combination with any beneficial owner of more than 5% of the issued and outstanding shares, or any affiliate or associate of such a beneficial owner; and

•	the ability of the board of directors to limit the transfer of stock to existing stockholders or persons approved by the board.

Tax-free treatment for the restructuring is not assured.

The restructuring should qualify as a tax-free reorganization. No ruling has been or will be obtained from the Internal Revenue Service regarding any matter related to the restructuring. We have obtained an opinion from McDermott Will & Emery LLP that the restructuring will qualify as a tax-free reorganization. An opinion of counsel is not binding upon the Internal Revenue Service or the courts. There can be no assurance that the Internal Revenue Service will not assert, or that a court will not sustain, a contrary position. You are urged to consult with your tax advisor as to the U.S. federal income tax consequences of the restructuring, as well as the effects of state and local tax laws in light of your own tax situation. See “The Restructuring — Material U.S. Federal Income Tax Consequences.”

Risk Factors Regarding Commodity, Risk Management and Clearing Activities

Our business depends heavily on market and general economic conditions.

As a firm providing risk management services related to commodity prices and dealing in commodities, our business depends heavily on conditions in the commodity and financial markets and on economic conditions generally, both domestic and abroad. Many factors outside our control may directly affect the trading business, in many cases in an adverse manner. These include but are not necessarily limited to:

•	Commodity market conditions,

•	Economic and political conditions,

•	Broad trends in business and finance,

•	Legislation and regulation affecting the national and international business and financial communities,

•	Currency values,

•	Inflation,

•	Market conditions for agricultural and energy commodities,

•	The availability and cost of short-term or long-term funding and capital,

•	The credit capacity or perceived credit worthiness of the futures industry in the market place, and

•	The level and volatility of interest rates.

One of our subsidiaries is a futures commission merchant, or FCM, and clears commodities transactions on a number of commodities exchanges for its clients that trade commodities. The company, through another subsidiary, also acts as a principal in commodity swaps and trade options with our customers which are offset with an opposite transaction with other counterparties. Such client commodity accounts contain significant leverage and have a greater than average likelihood of becoming unsecured for clients incurring substantial losses, which ultimately could result in a loss to the company.

We are subject to a risk of legal proceedings, which may result in significant losses to us that we cannot recover.

Many aspects of our business subject us to substantial risk of potential liability to customers and to regulatory enforcement proceedings by state and federal regulators. Participants in the commodities trading industry face a significant amount of litigation and arbitration proceedings. Dissatisfied clients can make claims against their brokers for negligence, fraud, unauthorized trading, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by associated persons and failures in the processing of transactions. These types of claims expose us to the risk of significant loss. Acts of fraud are difficult to detect and deter, and we cannot assure you that our risk management procedures and controls will prevent losses from fraudulent activity. While we do not expect the outcome of any existing claims against us to have a material adverse impact on our business, financial condition or results of operations, we cannot assure you that these types of proceedings will not materially and adversely affect us. During the past three fiscal years, we have not suffered any losses as a result of such legal proceedings that were material, in the opinion of management. Our bylaws provide for the indemnification of our officers and directors to the maximum extent permitted under Iowa law. Indemnification of employees may be provided in the discretion of the board of directors. We may be the subject of indemnification assertions under these documents by our officers or directors who have or may become defendants in litigation. These claims for indemnification may subject us to substantial risks of potential liability.

In addition to the foregoing financial costs and risks associated with potential liability, the defense of litigation has increased costs associated with attorneys’ fees. The amount of outside attorneys’ fees incurred in connection with the defense of litigation could be substantial and might materially and adversely affect our results of operations for any reporting period.

We face legal uncertainties in the conduct of our business that could adversely affect our financial results.

Our business involves operations in futures markets, derivatives markets, and cash commodities markets. The legal and regulatory framework for these businesses involves substantial legal uncertainties, especially for agricultural commodities in the United States, and in international markets due to unresolved issues of a technical, legal, political and regulatory character. Recent examples in which legal uncertainties have led to losses by entities in the commodities business include disputes concerning Hedge to Arrive contracts and international and domestic losses from genetically modified grains. The exclusion of agricultural commodities from certain regulatory reforms of the Commodity Futures Modernization Act has particular significance for us because of our involvement in risk management related to agricultural commodities. These uncertainties create substantial risks for the company.

We are subject to substantial governmental and organizational regulation.

Our businesses, and the commodity brokerage industry generally, are subject to extensive regulation at both the federal and state levels. In addition, self-regulatory organizations, such as the Chicago Mercantile Exchange (our designated self-regulatory organization) and the National Futures Association, require compliance with their extensive rules and regulations. Among other things, these regulatory authorities impose restrictions on sales methods, trading practices, use and safekeeping of customer funds and securities, record keeping and the conduct of principals and employees. The extensive regulatory framework applicable to our industry, the purpose of which is to protect customers and the integrity of the commodities markets, imposes significant compliance burdens and attendant costs on us. The regulatory bodies that administer these rules do not attempt to protect the interests of our stockholders as such, but rather the public and markets generally. Failure to comply with any of the laws, rules or regulations of any independent, state or federal regulatory authority could result in a fine, injunction, suspension or expulsion from the industry, which could materially and adversely impact us. Furthermore, amendments to existing state or federal statutes, rules and regulations or the adoption of new statutes, rules and regulations could require us to alter our methods of operation at costs which could be substantial. In addition, our ability to comply with laws, rules and regulations is highly dependent upon our ability to maintain a compliance system which is capable of evolving with increasingly complex and changing requirements.

We depend on our ability to attract and retain key personnel.

Our business, as a service business, relies heavily upon our highly-skilled and often highly-specialized employees and executive officers and the relationships they form with clients. The unexpected loss of services of any of our key employees and executive officers, or the inability to recruit and retain highly qualified personnel in the future, could have an adverse effect on our business and results of operations.

We depend heavily on our communications and information systems, which are vulnerable to systems failures.

Any failure or interruption of our communications and information systems could cause delays in our trading activities, which could significantly harm our operating results. We cannot assure you that we will not suffer any of these systems failures or interruptions from power or telecommunication failures, natural disasters, or that our back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

We are subject to margin funding requirements on short notice; failure to meet such requirements would significantly harm our business.

Our business involves establishment and carrying of substantial open positions for customers on futures exchanges. We are required to post and maintain margin for these positions. Although we collect margin from our customers for these positions, significant adverse price movements can occur which will require us to post margin on short notice, whether or not we are able to collect additional margin from our customers. Although we maintain borrowing facilities for the purpose of funding margin and have systems to endeavor to collect margin from customers on a same-day basis, there can be no assurance that these facilities and systems will be adequate to eliminate the risk of margin calls in the event of severe adverse price movements affecting open positions of our customers.

We do a substantial amount of business with grain companies which subjects us to additional risk.

We do a substantial amount of business with grain companies, which are subject to economic forces, including agricultural commodity, energy and financial markets, which could result in uniform financial distress to companies in that business segment. Any significant increase in business distress and failures in such segment could result in corresponding risk and losses to the company.

We must obtain and maintain credit facilities to operate; failure to maintain such facilities would require curtailment of our operations and result in losses.

We are substantially dependent on credit facilities for liquidity and operational funding. These credit facilities are necessary in order to meet immediate margin funding requirements, to fund and carry ownership in cash commodities, and to maintain positions required for our own risk management position in futures and over-the-counter markets. If we are unable to obtain and maintain credit facilities, our operational ability will be impaired and we would be required to curtail operations and incur operational losses.

We operate as a principal in over-the-counter markets which involves the risks associated with commodity derivative instruments.

We offer commodity swaps and trade options to our customers in which we act as a principal counterparty. We endeavor to simultaneously offset the commodity price risk of the instruments by establishing corresponding offsetting positions with major commodity counterparties. There can be no assurance, however, that these offsetting positions will be fully effective to eliminate the commodity derivative risk.

Transactions involving over-the-counter derivative contracts may be adversely affected by fluctuations in the level or volatility of or correlation or relationship between one or more market prices, rates or indices or other factors. These types of instruments may also be burdened by illiquidity in the market for the relevant transaction or in a related market.

Over-the-counter derivative transactions are subject to credit risks, which is the risk that a counterparty will fail to perform its obligation when due. These transactions involve substantial credit risk from our customers and other counterparties. We attempt to manage our customer credit risk by collecting trade option premiums in advance when we are a seller and by obtaining and maintaining customer deposits to cover swap and short trade option exposures. In the case of its major commodity counterparties, we have a policy of limiting transactions to the extent we are able to obtain counterparty credit risk coverage in the form of default risk insurance or credit default swaps. Despite these practices and policies, we are exposed to credit risk arising from our commodity swap and trade option activities, which could result in a material loss to the company.

Over-the-counter derivative transactions are subject to the risk that, as a result of mismatches or delays in the timing of cash flows due from or to counterparties in over-the-counter derivative transactions or related hedging, trading, collateral or other transactions, the company or its counterparty may not have adequate cash available to fund its current obligations.

We could incur material losses pursuant to over-the-counter derivative transactions because of inadequacies in or failures of our internal systems and controls for monitoring and quantifying the risk and contractual obligations associated with over-the-counter derivative transactions, for recording and valuing over-the-counter derivative and related transactions or for detecting human error, systems failure or management failure.

Over-the-counter derivative transactions may be modified or terminated only by mutual consent of the original parties and subject to agreement on individually negotiated terms. Accordingly it may not be possible to modify, terminate or offset obligations or exposure to the risk associated with a transaction prior to its scheduled termination date.

Some of our over-the-counter transactions may be highly leveraged, which increases the risk of loss.

We may engage in highly leveraged over-the-counter transactions. Because of the leverage ratios in these transactions, substantial losses may be incurred as a result of relatively small changes in the value or level of an underlying or related market factor.

We depend on risk management policies, practices and systems to manage significant risks.

Our businesses involve substantial risks which could cause material losses if not properly managed. These risks include, but are not limited to, the risks of failing to collect and maintain adequate margin from customers, the risk of adverse price movements on company-owned commodities or forward cash contracts and derivative contracts, and the risks of significant credit defaults. We attempt to reduce and manage these risks by appropriate management and hedging policies.

Although we have developed risk management procedures and policies to identify, monitor and manage risks, we cannot assure you that our procedures will be fully effective. Our risk management methods may not effectively predict the risks we will face in the future, which may be different in nature or magnitude than past experiences. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients and other matters provided by third parties. This information may not be accurate, complete, up-to-date or properly evaluated, and our risk management procedures may be correspondingly flawed. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure investors that our policies and procedures will be fully effective.

We engage in substantial commodity transactions as a principal.

We purchase and resell substantial grain and energy commodities. Such transactions involve substantial risks including risks of physical loss, price risk, counterparty default risks and funding and liquidity risk. We manage these risks by contract, by insurance, by hedging, and by maintaining lines of credit. However, there can be no assurance that these methods will be effective, and our commodity transactions could result in material losses.

We engage in a substantial amount of international business, which is subject to additional risk.

We engage in a significant amount of business with customers in the Far East, Latin America and Canada, as well as other international customers. These business activities are subject to currency rate fluctuation, which affects our income from these activities. In addition, we may not be in a position to seek enforcement of any amounts owed by these customers to the company because of the costs involved and other difficulties associated with seeking an enforceable judgment in these jurisdictions. In the event one of these customers decides not to provide us with payment for services rendered or goods sold, we may be left with limited remedial measures. We are also subject to legal, regulatory and political risks in the other countries involved.

We are subject to net capital requirements; failure to comply with these rules would significantly harm our business.

The CFTC requires futures commission merchants to maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. These rules require futures commission merchants to maintain a substantial portion of their assets in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to limitation of its activities, including suspension or revocation of its registration by the CFTC and suspension or expulsion by the National Futures Association, various exchanges of which the futures commission merchant is a member and other regulatory bodies, and ultimately may require its liquidation. Failure to comply with the net capital rules could have material and adverse consequences such as:

•	limiting our operations that require intensive use of capital, such as trading activities; or

•	restricting us from withdrawing capital from our futures commission merchant subsidiary, even where it has more than the minimum amount of required capital. This, in turn, could limit our ability to pay dividends, implement our business and growth strategies, pay interest on and repay the principal of our debt and/or repurchase shares.

In addition, a change in the net capital rules or the imposition of new rules affecting the scope, coverage, calculation or amount of net capital requirements, or a significant operating loss or any large charge against net capital, could have similar adverse effects.

Risk Factors Regarding Grain Merchandising Activities

We buy and sell agricultural commodities and agricultural commodity products in our business, the demand for which can be affected by weather, disease and other factors beyond our control.

Weather conditions, disease and other factors have historically caused volatility in the agricultural commodities industry and consequently in our operating results by causing crop failures or significantly reduced or increased harvests, which can affect the supply and pricing of the agricultural commodities that we buy and sell in our business, reduce the demand for our fertilizer products and negatively affect the creditworthiness of our customers and suppliers. Reduced supply of agricultural commodities due to weather-related factors could adversely affect our profitability in the future.

We are subject to government policies and regulations affecting the agricultural sector and related industries that could adversely affect our operations and profitability.

Government policies and regulations affecting the agricultural sector and related industries could adversely affect our operations and profitability. Agricultural production and trade flows are significantly affected by government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on agricultural commodities and commodity products, can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded and the volume and types of imports and exports. Future government policies may adversely affect the supply, demand for and prices of our products, restrict our ability to do business in our existing and target markets and could cause our financial results to suffer.

Our grain merchandising activities involve numerous business risks.

Our grain merchandising activities depend on our ability to earn a margin on bushels of grain purchased and sold. We can incur losses if the sale price, after taking into account hedge gains and losses, is less than the purchase price, if the purchase price cannot be collected, or if there are uncovered losses relating to physical quality or uncovered risk of casualty losses. We attempt to mitigate the losses by appropriate policies and practices, but there can be no assurance that such efforts will be sufficient to avoid losses.

We are dependent on access to external sources of financing to acquire and maintain the inventory, facilities and equipment necessary to run our business.

We require significant amounts of capital to operate our business. We require significant working capital to purchase and market our agricultural commodities inventories. An interruption of our access to short-term credit or a significant increase in our cost of credit could materially increase our interest expense and impair our ability to compete effectively in our business.

Risk Factors Regarding Financial Services Activities

Our financial services activities involve substantial credit and operational risk.

Our financial service activities, which primarily relate to financial accommodations to customers used to acquire and carry commodities, expose us to substantial credit risks due to possible defaults or nonperformance of our customers. In addition, we are exposed to various kinds of operational risks relating to the underlying commodities that form the basis of our financial services transactions. Losses in and to these commodities, which could be caused by fraud, misappropriation or other uninsured loss, could cause loss to us. Many of our financial services transactions depend on grain warehouse receipts issued to, or held by, us. If such receipts were invalid or not fully enforceable, it could cause a material loss. There are government programs that back grain warehouse receipts, but these could be inadequate to fully reimburse us for the value of grain evidenced by our warehouse receipts in the event of the business failure of the issuer of the receipt.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This proxy statement-prospectus includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. All statements other than statements of current or historical fact contained in this proxy statement-prospectus are forward-looking statements. The words “believe,” “expect,” “anticipate,” “should,” “plan,” “will,” “may,” “intend,” “estimate,” “potential,” “continue” or the negative of these terms and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking statements in this proxy statement-prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this proxy statement-prospectus.

Our forward-looking statements speak only as of the date of this proxy statement-prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE RESTRUCTURING

General

The restructuring will be effected by amending our articles of incorporation to eliminate provisions requiring the company to operate on a cooperative basis, effecting other modifications considered appropriate by the board of directors for a regular business corporation and approving the plan of conversion. After the restructuring, we will cease operating as a cooperative and will function as a general business corporation under the Iowa Business Corporation Act. All membership and stock interests, as evidenced by Class A common stock and subscriptions, Class B common stock and preferred stock in the company will be cancelled and replaced with one class of common stock (“new common stock”) of the company. Patronage-based rights will also be exchanged for new common stock and nontransferable subscription rights to purchase additional shares of new common stock. Upon completion of the restructuring, the directors and senior management of the company will not change.

Termination of Cooperative Status

Under the cooperative structure, each of our stockholders or stock subscribers was a member of the company, holding, or subscribing for, one share of Class A or Class B common stock each, and shares of preferred stock and was entitled to receive patronage-based distributions. Upon consummation of the restructuring, we will cease operating as a cooperative and our stockholders will no longer be entitled to patronage dividends with respect to periods after August 31, 2004. Future distributions, if any, will be made in the form of dividends or other distributions with respect to share ownership in accordance with our articles of incorporation, bylaws and applicable law.

Conversion of Common and Preferred Stock and Post-Restructuring Status of Patronage-Based Rights

Generally, each stockholder will receive one share of new common stock for each $10.00 in par value of current stock held. Specifically, in the restructuring, each issued and outstanding share of existing Class A common stock, $5,000 par value, will be converted into 500 shares of new common stock. Each issued and outstanding share of existing Class B common stock, $100,000 par value, will be converted into 10,000 shares of new common stock. All issued and outstanding shares of preferred stock, including all fractional preferred shares, will be converted into shares of new common stock at the rate of one share of new common stock for each $10.00 in par value of each preferred share. The par value of fractional preferred shares will be proportional to the par value of a whole share. Each subscriber for existing Class A common stock will receive shares of new common stock on the basis of one share of new common stock for each $10.00 credited to the account of each subscriber.

The preferred stock of the company has been issued in two series designated as Series I Preferred and Series II Preferred. Series I Preferred and Series II Preferred stock have identical rights and privileges and are treated identically in the restructuring. The only difference between the two series is that Series II Preferred was previously issued to reflect separate FGDI patronage, and to satisfy minimum preferred stock requirements relating to FGDI patronage, for the period of time that FGDI operated on a cooperative basis with a separate patronage pool. Series I Preferred was issued for all other patronage and minimum preferred stock requirements. If the restructuring is approved, no preferred stock will be issued with respect to patronage-based rights for periods after August 31, 2004.

In converting shares, no fractional shares will be issued. Each fractional share of new common stock resulting from the conversion calculation will be rounded up to the next whole share of new common stock.

Through the restructuring, the patronage-based rights of the members of the company will be converted into new common stock and nontransferable subscription rights to purchase additional shares of new common stock (“subscription rights”) in the following manner. Our appraiser, RSM McGladrey, Inc., has conducted an appraisal of the company and determined that the fair market value of the equity of the company as of August 31, 2004, was $43.1 million. This value is divided by $10.00 to establish the total number of shares of new common stock, 4.31 million shares, to be issued in the restructuring. This number of shares of new common stock issued in exchange for the existing shares of Class A common stock, shares of Class B common stock, subscribed shares of Class A common stock and preferred stock, totaling approximately 1.7 million shares, is subtracted from the total number of new common stock to be issued in the restructuring, and the remaining 2.6 million shares of new common stock will be distributed in exchange for patronage-based rights.

The patronage-based new common stock will be distributed to members owning stock or subscriptions as of August 31, 2004, in proportion to the defined patronage of the company during the fiscal years ended August 31, 2004, August 31, 2003, and August 31, 2002 (“computation period”). The three-year computation period is considered fairly representative of the relative existing rights of members who currently patronize the company. The patronage of a holder or subscriber of Class A common stock will be based on the total patronage received in cash and stock by the Class A member, including both commission and interest pool amounts. The patronage of a Class B member will be based on a total of $1.35 per round turn trade, which is less than the actual patronage paid. Historically, the commissions paid by Class A and Class B members have not been comparable. Unlike our Class A members, Class B members to do not use the company’s brokers to assist in hedging and other services. Instead, Class B members call directly to the trading floor to make their trades. The Class B members have historically paid rates for these services that are substantially above the prevailing market rates for such services and have recouped these amounts with higher per-trade patronage dividends than those paid to Class A members for their trades. As a result, the patronage amounts paid are not comparable on a dollar for dollar basis between the two classes. The patronage amount for Class B members was adjusted downward to arrive at a more accurate reflection of the relative amount of business done by each class with the company. The $1.35 per round turn trade was selected as an amount which would, in the judgment of the board of directors and management, fairly allocate patronage-based rights between the Class A and Class B members by adjusting for the effect of above-market rates initially paid by Class B members. The $1.35 per round turn reflects an approximate 83% reduction of the dollar patronage on the Class B commission pool. The patronage credited to a member will include the patronage of any entity to which the member is a successor by merger or acquisition. Each Class A member and Class B member will then receive its pro rata share of the number of shares of new common stock available for exchange for patronage-based rights. No patronage-based shares of new common stock will be distributed to any member that did not receive patronage dividends from the company with respect to business conducted during the period from September 1, 2001 to August 31, 2004. Each member’s patronage-based new common stock value will equal approximately 5.4 times their three year patronage total, as defined above.

In addition to receiving shares of new common stock, each member receiving patronage-based new common stock will receive a nontransferable subscription right which gives the member the right to purchase additional shares of new common stock of the company. Each subscription right will give the holder the right to purchase 100 shares of new common stock for each 200 shares of new common stock received in exchange for patronage-based rights. Subscription rights will be issued in multiples of 100 shares, rounded up to the next highest multiple of 100 shares. Partial exercises are permitted so long as the total subscription by that member is for not less than 1,000 shares of new common stock. Full exercises will not be subject to this minimum requirement. The subscription rights will be exercisable at $10.00 per share, will be subject to terms and conditions established by the board of directors, and will expire 60 days after the distribution date. After the completion of the appraisal, the company will distribute to each holder of a subscription right notice of the number of shares such holder is entitled to purchase. Subscription rights for approximately 1.3 million shares of new common stock will be distributed.

Accounting Treatment of the Restructuring

The restructuring does not change the accounting for assets, liabilities and equity. The only impact is to exchange a new issue of common stock for the existing membership Class A common, Class B common and preferred stock owned by the stockholders. The amount assigned to the new common stock will be equal to the August 31, 2004 combined amounts of the Class A common, the Class B common and total preferred stock.

Reasons for the Restructuring

Our board of directors and senior management determined the structure and terms of the restructuring of the company into a general business corporation under Iowa law after extensive investigation of the anticipated business, tax and other effects on the company and its stockholders of converting to another form of entity or continuing to operate on a cooperative basis. As discussed below, the decision to effect the restructuring is a result of extensive internal discussion and research among the members of the board of directors and senior management of the company taking into account the advice of outside consultants and private discussions of management with certain members and groups of members.

Over the past several years, and particularly in recent months, our board of directors and senior management have carefully analyzed the company’s business and structure. As a result of that analysis, it has become apparent that significant structural changes are necessary in order to continue to operate and expand our business in an appropriate manner. After carefully exploring alternatives, the board of directors and senior management have determined that it is in the best interests of the company and its stockholders to cease operating on a cooperative basis. Given the competitive nature of the commodities/futures business, the board of directors and senior management believe that the business will require significant capital resources to fund on-going activities. We expect that restructuring to discontinue operating as a cooperative will afford the business greater access to capital, which we believe is necessary to allow the business to keep pace with the growth, consolidation and cost structure within the industry.

Ultimately, the company’s board of directors and senior management based its final decision to convert from a cooperative on a number of factors, including those summarized below.

•	Given the competitive nature of the industries in which we do business, we believe that the company will need significant capital resources to fund ongoing and future activities. The company’s growth requires significant capital. Our commodity and risk management business require regulated levels of capital which must grow as the businesses grow. Under the current cooperative form, our ability to raise capital is limited. In particular, its common stock is limited to one share per member, does not earn an investment return, and cannot be held by non-members. After the restructuring, the company will be able to issue common and preferred equity more freely and have the flexibility to raise new capital in a number of ways. First, under the terms of the restructuring, each existing stockholder that receives new common stock in exchange for patronage-based rights will receive nontransferable subscription rights to purchase an additional 100 shares of new common stock for each 200 shares received in exchange for patronage-based rights. Second, through the anticipated employee stock ownership plan, or ESOP, eligible employees will be able to invest in our common stock. The company has no current plans to raise capital from parties other than the existing stockholders and the ESOP, but could elect to do so in the future. These and other capital raising options would be more readily available after the restructuring as compared to the current cooperative structure.

•	The board of directors and senior management have determined that the current cooperative structure lacks the flexibility needed to act in a timely fashion to meet capital requirements or emergencies. Under the terms of the restructuring, many of the restrictions on share ownership will be removed from the articles of incorporation, and the company will be registered as a public company under the Securities Exchange Act of 1934. The restructuring will allow us to form an ESOP and issue nontransferable subscription rights to purchase additional shares of new common stock in connection with the restructuring, the proceeds of which will increase our capital and improve our balance sheet. If the need should arise, the board of directors would be able to raise capital in a more timely fashion than is currently the case.

•

We believe that the restructuring may improve the liquidity of your investment in the company. The current cooperative form requires that shares of the company’s common and preferred stock may be transferred only as an incident of membership in the company. After the restructuring, a stockholder may transfer its common shares to (a) any other holder of common shares (unless the transferee would hold more than 5% of issued and outstanding shares of common stock after the transfer), or (b) any person approved in advance by the board of directors. In addition, it is the current intention of the board of directors to redeem a limited number of common shares every year, although the board will not be obligated to redeem any shares and has not yet established the terms of a plan of redemption.

•	The board of directors and senior management determined that the likely tax impact of the restructuring upon the company and our stockholders, the loss of the patronage dividend deduction and the additional costs of being a public company are acceptable, given the expected benefits to both the business enterprise and the company’s stockholders.

•	In order to maintain our status as a cooperative under applicable laws, we must conduct a substantial portion of our business with our members. However, we are already conducting a significant amount of business with non-members. As the level of business the company transacts with non-members increases, our status as a cooperative could begin to come into question.

•	We do not currently distribute the earnings which result from business with non-members. After the restructuring, the board of directors will have the discretion to make distributions from member and non-member business to the stockholders based on their equity interests rather than their patronage. This change will make it possible to raise investment capital by issuance of common stock or securities convertible into common stock.

•	The board of directors and senior management have determined that the restructuring will allow us to retain most aspects of its current system of corporate governance. The proposed amendments to the bylaws will give the board of directors the authority to limit transfers of common stock to parties other than existing stockholders. The board of directors intends to use its discretion provided in the bylaws to limit the transfer of common stock of the company to cooperatives and the ESOP. The company will maintain most aspects of its existing system of nominating eight Class I board members on a regional basis, with one Class II board member being nominated by the ESOP and the 12 largest stockholders, and one Class III board member being nominated by the other board members. However, after the restructuring, the bylaws will grant the board of directors the ultimate authority to make nominations and the nominating process will only be used to indicate stockholder preferences.

•	We believe the restructuring will enhance the value of the individual interests of our members by converting such interests into stock which will have an investment value more directly related to the value of the company.

This discussion of factors considered by our board of directors and senior management is not intended to be exhaustive, but is believed to include the material factors they considered. In reaching its determination to approve and recommend the restructuring, the board of directors considered the above issues and factors collectively without quantifying or assigning a greater weight to any one factor.

Recommendation of the Company’s Board of Directors

The board of directors and senior management believe that it is in the best interests of the company and our stockholders to restructure the company to cease operating on a cooperative basis and to adopt certain provisions in our articles of incorporation considered beneficial to the operation of a regular business corporation. Accordingly, the board of directors has approved the restructuring. The board of directors recommends that stockholders of the company vote “FOR” adoption of the proposal to restructure the company as described herein. If the restructuring is not consummated for any reason, we intend to continue to operate our business in a cooperative form.

Regulatory Approval

Other than as necessary to comply with federal, state and provincial securities laws, no regulatory approvals must be obtained in connection with the proposed restructuring.

Statutory Appraisal Rights

Under Iowa corporate law, stockholders of the company who oppose the restructuring and the conversion of existing Class A and Class B common stock, preferred stock and patronage-based rights for shares of new common stock will not have the statutory right to dissent from the transaction and demand the cash payment of the fair value of their shares in the transaction. Therefore, if the restructuring is approved and completed, you will have no statutory right to seek a separate appraisal of your existing shares of Class A and Class B common stock, preferred stock and patronage-based rights in the company.

Employee Benefit Plans

Under the restructuring, we will continue to honor all benefits accrued by the company under any employee benefit plan, policy or arrangement in accordance with the respective terms of those benefit plans and to the extent required by law. We will maintain the effectiveness of, and continue to administer all such benefit plans, policies or arrangements. However, if the restructuring is approved, and the ESOP is established, we intend to replace for all eligible employees the company’s existing matching contributions to the company’s 401(k) plan with a company contribution to the ESOP.

Redemption of Certain Inactive Members’ Equity

Under the existing articles of incorporation, membership rights and common stock of members may be canceled and redeemed in the event that the member has not patronized the company for a period of two years. Preferred stock is callable on thirty days’ notice. At its meeting of June 30, 2004, prior to adoption of the proposed restructuring, the board of directors considered the status of members that had not patronized the company for more than two years and determined that it should exercise the rights to redeem inactive members, excluding those in bankruptcy and those which had merged with or been acquired by active members. As a result, the common and preferred stock rights of 152 members were canceled and will be redeemed. This cancellation and redemption is not contingent upon approval of the restructuring. None of the inactive members so redeemed would have been eligible for a distribution of new common stock in exchange for patronage-based rights under the terms of the restructuring. The primary effects of this action on the restructuring will be to reduce the number of shares outstanding, to reduce the number of stockholders, to reduce the capital of the company by the amount of the redemption and to slightly increase the proportionate shares of the remaining members in the company after the restructuring.

Federal Securities Law Consequences

Subject to the restrictions on transfer set forth in the bylaws, under the federal securities laws (specifically Rule 145), new common stock in the company received in the restructuring by persons who are not affiliates of the company, as defined by the Securities Act of 1933 may be resold immediately in transactions not involving an issuer, underwriter or dealer. Common stock received in the restructuring by “affiliates” of the company may be resold only in compliance with Rule 145(d) of the Securities Act (which incorporates specific provisions of Rule 144 of the Securities Act), in transactions that are exempt from registration under the Securities Act, or pursuant to further registration under the Securities Act. The restrictions under Rule 145 are generally expected to apply to the directors and senior management of the company. Affiliates of the company may be required to execute agreements to comply with Rule 145(d).

This document cannot be used in connection with subsequent sales of new common stock of the company received in the restructuring by a stockholder who may be deemed to be an affiliate of the company under the Securities Act.

Immediately prior to the consummation of the restructuring, we will register the shares of new common stock under the Securities Exchange Act of 1934. Upon that registration, we will be subject to the requirements of the 1934 Act, will file annual, quarterly and current reports with the Securities and Exchange Commission, and will also become subject to the proxy rules, management reporting of insider ownership and other requirements of a company registered pursuant to Section 12(g) of the 1934 Act.

Amendments to the Company’s Articles of Incorporation

If the proposed amendments of the articles of incorporation and the plan of conversion are approved, existing provisions which require us to operate on a cooperative basis and which allow us to be taxed as a cooperative under Subchapter T of the Internal Revenue Code of 1986, as amended will be removed. The amended articles of incorporation will permit us to engage in all lawful business for which corporations may be organized under the Iowa Business Corporation Act. The amended articles of incorporation will replace the existing outstanding shares of, and subscriptions for, Class A and Class B common stock and outstanding preferred stock with a single class of common stock. Subject to provisions applicable to holders of more than 5% of our common stock, each share of new common stock will have the same dividend and voting rights, with each share of common stock entitled to one vote. Twenty-five percent of the shares of common stock entitled to vote will constitute a quorum at meetings of common stockholders.

The amended articles of incorporation will preserve the right of the company, at its option, to redeem at book value, any common stock issued in the restructuring if the board of directors determines that the holder of such shares has not done business with the company for a period of two years. This right will not apply to any shares of new common stock purchased pursuant to a subscription right or to any other shares of stock except those received in the conversion effected by the restructuring. Shares issued to the ESOP would not be subject to this right of redemption. This redemption right will expire on August 31, 2009.

The amended articles of incorporation will continue to provide that the company will have a lien on the issued common stock of each holder for indebtedness of that holder owed to the company or any of its subsidiaries or affiliates.

The amended articles of incorporation will eliminate the existing qualifications to membership which limit the ownership of the company’s equity interests to agricultural cooperatives, federated cooperative associations of agricultural cooperatives and other cooperative entities. The amended articles of incorporation will continue to allow restrictions on ownership of the new common stock to be provided in the bylaws of the company. The amended bylaws of the company do not have any restrictions on ownership of the new common stock, however, the board of directors currently intends to limit the issuance and transfer of shares to cooperatives and the ESOP.

The amended articles of incorporation authorize the company’s board of directors to issue one or more series of preferred stock with rights, privileges, qualifications, limitations or restrictions as established by the board of directors, including voting rights. The board has no current plans to issue preferred stock.

The amended articles contain provisions placing limitations on the amount of common stock that may be beneficially owned by a single person, other than the company or any compensation plan maintained by the company. In the event that any person, or group of persons acting in concert, becomes the beneficial owner of more than 5% of our common stock, the shares in excess of 5% will be entitled to one hundredth ( 1/100) of one vote per share. In addition, the amended articles authorize us to refuse to recognize any transfer or attempted transfer of common stock to any person who beneficially owns, or who we believe would, by virtue of the transfer or attempted transfer would become the beneficial owner of, more than 5% of our common stock. The board of directors will be authorized to adopt regulations and procedures not inconsistent with these provisions for the administration of these provisions. The board of directors will also have the right to demand that the beneficial owner of more than 5% of the common stock supply factual information that would allow the board to determine the applicability of these provisions. The amended articles provide that any applications, interpretations, constructions or other determinations made by the board of directors in good faith and on the basis of information reasonably available will be conclusive and binding on the company and its stockholders.

These provisions will not apply to any offer or sale of common stock by the company to an underwriter in connection with the public offering of the common stock or to certain transactions undertaken by the company which do not have the effect of changing the beneficial ownership interests of the stockholders.

The amended articles provide for a maximum of 15 members of the company’s board of directors. The current board consists of ten members. The board of directors has no current plans to increase the size of the board of directors under this provision.

The amended articles of incorporation require the affirmative vote of at least 80% of all the outstanding shares of common stock and at least 50% of the common stock not held by the beneficial owner (and any associate or affiliate of such a beneficial owner) of 5% or more of the common stock to approve any business combination with the beneficial owner of 5% or more of the company’s common stock. If the business combination has been approved by a majority of the disinterested directors then in office, these provisions will not apply.

The amended articles do not provide for any preemptive rights to acquire any unissued or treasury shares of the company.

The amended articles provide for the limitation or elimination of the personal liability of directors of the company to the fullest extent permitted by the Iowa Business Corporation Act, except for financial benefits received by a director to which the director is not entitled, any intentional infliction of harm on the company or its stockholders, any violation of Section 833 of the Iowa Business Corporation Act, or any intentional violation of law.

The amended articles retain an existing provision requiring three-fourths of the outstanding shares of common stock to vote for dissolution of the company or to amend such voting requirement.

Amendments to the Company’s Bylaws

If the restructuring is approved, the board of directors will amend our bylaws to eliminate the rights and requirements relating to patronage and to alter the restrictions on ownership of our equity interests. Specifically, the company’s bylaws will be amended to eliminate the right to patronage dividends. The amended bylaws will provide for dividends to be paid on shares of common and preferred stock at the discretion of the board of directors. The amended bylaws will not contain any requirements that any stockholder maintain any level of equity investment based on the volume and kind of business done with the company. However, as discussed above, the amended articles of incorporation grant the company the right to redeem shares issued in the restructuring if the board determines that a holder of shares has not done business with the company for a period of two years.

The amended bylaws of the company will not require that any person meet membership or patronage requirements in order to own the common stock of the company. The amended bylaws will provide that shares of common stock will not be transferable, except to (a) any other holder of common shares (unless the transferee holds more than 5% of issued and outstanding shares of common stock after the transfer) or (b) any person approved in advance by the board of directors. Shares in any employee stock ownership plan will be transferable as permitted in such plan.

The amended bylaws will also contain advance notice provisions relating to business to be brought before an annual meeting of stockholders. In order to give timely notice, a stockholder must deliver or mail a written notice to the principal offices of the company not less than 120 days prior to the date of the annual meeting. If no annual meeting was held the previous year, or the date of the annual meeting has changed more than 30 days from the date contemplated by the previous year’s proxy statement, the notice must be received no later than 10 calendar days following the date on which the public announcement of the date of the meeting is first made. The notice must set forth (a) a brief description of the business desired to be brought before the annual meeting, (b) the reasons for conducting such business at the annual meeting, and any material interest in such business of such stockholder and the beneficial owner if any, on whose behalf the proposal is made, (c) the name and address of the stockholder giving the notice and of the beneficial owner, if any, on whose behalf the proposal is made, (d) the class and number of shares of the company that are beneficially owned and of record by such stockholder and such beneficial owner, and (e) all other information with respect to each such matter as would have been required to be included in a proxy statement filed pursuant to Regulation 14A, as then in effect under the Securities Exchange Act of 1934, had proxies been solicited by the board of directors with respect thereto. No business may be conducted at the annual meeting except in accordance with these procedures and Rule 14a-8, as then in effect under the Exchange Act. The amended articles provide that meetings of the stockholders will be presided over by the chairman of the board, and authorize the board of directors to adopt rules and regulations for the conduct of the stockholders’ meetings.

The amended bylaws restate the procedures and processes for the qualification and selection of nominees to the board of directors to conform to the changes made by the restructuring, but generally preserve the existing procedures and processes. In particular, the system of regional qualification, regional nominating committees, and candidate preference ballots for eight Class I directors is preserved. However, the results of the nominating ballot procedure will only indicate the preferred candidate of the stockholders. The board of directors, upon consideration of the results of the preference ballot will determine the Class I nominee(s) put to a vote of stockholders at the annual meeting. Similarly, the twelve largest stockholders and the ESOP will continue to be involved in the selection of the one Class II director with the company. The results of the nominating ballot procedure will only indicate the preferred nominees of the stockholders. The board of directors will make the final nomination after considering the preferences of these large stockholders. The amended bylaws provide that individual stockholders may submit nominations of directors for consideration by the board of directors or a nominating committee.

Finally, the amended bylaws provide that the ESOP, if adopted, will be limited to owning 20% of the common shares of the company.

The Proposed ESOP

We presently contemplate the establishment of an “employee stock ownership plan”, or ESOP, following the consummation of the restructuring. An ESOP is a special type of qualified retirement plan described in and subject to certain requirements contained in the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974 (“ERISA”). By definition, an ESOP must be designed to invest primarily in stock of the sponsoring employer.

Generally, an employer maintaining an ESOP will make contributions to the plan in the form of cash or in the form of company stock. Subject to certain limitations set forth in the Code, such contributions will ordinarily be deductible by the company. As a form of qualified retirement plan, an ESOP will typically cover a broad range of employees. Each employee participating in an ESOP will have his or her own account in the ESOP, and the assets in each participant’s account will be subject to a vesting schedule in the plan document. The vested portion of the assets in a participant’s ESOP account typically become distributable following the occurrence of certain events, including the participant’s death, disability, retirement or other separation from service.

ERISA requires that the assets of an ESOP be held in a trust and imposes on the trustee (as well as other fiduciaries) of the plan an obligation (a) to act solely in the interest of plan participants and their beneficiaries for the exclusive purpose of providing benefits and defraying the reasonable expenses of administration of the plan, (b) to act prudently, and (c) to act in accordance with the governing plan documents to the extent consistent with ERISA.

Historically, employees of the company and certain subsidiaries and affiliates have participated in The Restated Thrift/Profit Sharing Plan for Cooperatives (the “401(k) Plan”) adopted by the company. Pursuant to the terms of the 401(k) Plan, employees who are expected to work at least 1000 hours in a year, who have attained the age of twenty-one (21) and who have completed at least four (4) months of service are eligible to participate in the plan. To the extent participants make 401(k) elective deferrals to the plan (“401(k) Contributions”), the company has historically made matching contributions to the plan in an amount equal to 50% of each participant’s 401(k) contributions, subject to a maximum matching contribution in an amount equal to 4% of the participant’s compensation.

We anticipate that participants in the 401(k) Plan that are eligible to participate in the ESOP will be given a one-time opportunity to elect to transfer up to 33% of the assets in their 401(k) Plan account to the ESOP. We expect that such funds would subsequently be invested in company stock at a price not less than the same $10.00 per share price that is offered to members pursuant to the subscription rights. If such an election is, in fact, made available to 401(k) Plan participants, a detailed written description of the proposed transaction and the election procedures, along with a discussion of the various risks associated therewith would be provided to plan participants well in advance of such a transaction.

We also anticipate that, following the establishment of the ESOP, matching contributions for all eligible ESOP participants would no longer be made to the 401(k) Plan, but would, instead, be made to the ESOP where they would be invested in company stock.

As a result of the foregoing, employees of the company will be given an opportunity to acquire a proprietary interest in the company and will be given an opportunity to align their interests with the interests of company stockholders.

ERISA and the Code would require shares of company stock held by the ESOP to be appraised at least once a year by a qualified independent appraiser. In addition, all purchases of company stock by the ESOP, including the shares purchased with the initial transfers from the 401(k) plan, would be required to take place at a price no greater than the appraised fair market value of such stock, and all sales of stock by the ESOP would be required to take place at a price no less than such appraised fair market value. Participants in the ESOP would also be given the right to direct the Trustee with respect to the voting of shares of company stock held in their account.

Conditions to Closing

The restructuring is subject to approval of the stockholders and will proceed only if a majority of Class A common shares voting, a majority of Class B common shares voting and a majority of preferred shares voting all vote to approve it.

Material U.S. Federal Income Tax Consequences

The following discussion summarizes material U.S. federal income tax consequences of the restructuring pursuant to the plan of conversion (herein referred to as the “conversion”) to the company’s stockholders and members. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, court decisions, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations, possibly with retroactive effect.

This discussion is limited to persons who hold shares of the company’s common and preferred stock and patronage-based rights (herein referred to as “membership interests”) as capital assets for federal income tax purposes.

This discussion does not address all the U.S. federal income tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders who may be subject to special treatment under U.S. federal income tax laws, such as tax-exempt organizations, foreign persons or entities, financial institutions, insurance companies, broker-dealers, persons who hold shares of the company’s common or preferred stock or membership interests as part of a hedge, straddle, wash sale, synthetic security, conversion transaction, or other integrated investment comprised of the company’s common or preferred stock or membership interest and one or more investments, holders with a “functional currency” (as defined by the Code) other than the U.S. dollar, and persons who acquired shares of the company’s common or preferred stock or membership interests in compensatory transactions.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares of common or preferred stock or the beneficial owner of a membership interest, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Holders of shares of common or preferred stock or membership interests that are partnerships and partners in such partnerships are urged to consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of common and preferred stock and membership interests in the conversion.

Further, this discussion does not address any aspect of state, local or foreign taxation. No ruling has been or will be obtained from the Internal Revenue Service regarding any matter relating to the conversion and no assurance can be given that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any aspect of this discussion.

Holders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the plan of conversion, as well as the effects of state, local and foreign tax laws in light of their own situations.

In connection with the completion of the proposed restructuring, McDermott Will & Emery LLP has delivered an opinion to the company to the effect that, for U.S. federal income tax purposes, the plan of conversion will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The opinion of McDermott Will & Emery LLP is based upon the U.S. federal income tax law in effect as of the date of the opinion. Such laws are subject to change, possibly with retroactive effect. An opinion of counsel is not binding on the Internal Revenue Service or any court and no assurance can be given that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any aspect of the opinion. In rendering the opinion, McDermott Will & Emery LLP has relied upon certain assumptions, including assumptions regarding the absence of changes in facts and the completion of the conversion in accordance with the plan of conversion and in the manner described in this document. The opinion also relies upon certain representations of the management of the company and assumes that the representations are true, correct and complete. If any of these assumptions or representations are inaccurate in any way, the opinion could be adversely affected.

Tax Consequences of the Conversion to Holders of the Company’s Common and Preferred Stock and Memberships. Assuming that the conversion qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, the exchange (i) by holders of their existing shares of the Class A and Class B common stock for shares of new common stock of the company, (ii) by holders of their existing shares of preferred stock for shares of new common stock of the company, and (iii) by holders of their membership interests for shares of new common stock of the company and for nontransferable subscription rights to purchase shares of new common stock of the company will generally be tax-free for U.S. federal income tax purposes.

Persons participating in a reorganization generally are required to recognize gain (but not loss) in an amount equal to the lesser of (a) the amount of cash or the value of other property received in the reorganization, and (b) the amount, if any, by which the sum of the fair market value, as of the effective date of the reorganization, of the shares of the stock and cash and other consideration received in the reorganization exceeds the stockholder’s adjusted tax basis in his or her shares surrendered in the reorganization. In the conversion, holders of the company’s Class A and Class B common stock and preferred stock are entitled to receive only shares of new common stock of the company. In the conversion, holders of membership interests are entitled to receive only shares of new common stock of the company and subscription rights for shares of new common stock of the company, which are not treated as other property for this purpose. No cash or other property will be distributed in the conversion.

A company stockholder will generally have an aggregate tax basis in the new common shares of the company and subscription rights received in the conversion equal to the aggregate adjusted tax basis in shares of common and preferred stock and its membership interest surrendered in the conversion. The holding period of the new common stock of the company and subscription rights received by a stockholder pursuant to the conversion will include the holding period of shares of common and preferred stock and of the membership interest surrendered in the conversion.

Basis generally will be determined separately for each class of securities held. The basis and holding period of a stockholder in its shares of Class A or B common stock will carryover to the shares of new common stock of the company received in exchange for the common stock. The basis and holding period of a stockholder in its shares of preferred stock will carryover to the shares of new common stock of the company received in exchange for the preferred stock. The basis and holding period of a stockholder in its membership interest will carryover to the shares of new common stock of the company and to the subscription rights received in exchange for the membership interest.

Each stockholder will need to make its own basis and holding period determinations. Stockholders are urged to consult with their own tax advisors. Company stockholders, who purchased their common shares from the company, should generally have a basis in those shares equal to what was paid, which generally was the par value. Company stockholders should generally have a basis in shares of preferred stock received as patronage dividends from the company in an amount equal to the stated dollar amount (par value) of those shares. Company stockholders should generally have no basis in their membership interests.

Interests of Certain Persons in the Transaction

ESOP. The company plans to adopt an employee stock ownership plan, or ESOP, following the consummation of the restructuring. Officers and employees of the company will participate in the ESOP, which will acquire shares at the appraised value of new common stock of the company, which will be held for the benefit of the officers and employees. The board of directors believes that the ESOP will better align the interests of the officers and employees with those of the stockholders. In addition, the ESOP’s acquisition of new common stock will increase the company’s capital.

Other Equity-Based Plans. Following the restructuring, the company may consider additional equity-based incentive plans for its officers, directors and employees. These plans are not currently available to the company due to its cooperative structure. The Board has no current plans to adopt any such equity-based incentive plan.

Indirect Director Interests. Each director of the company has an indirect interest in the approval of the restructuring. Each director of the company is a manager of a member of the company. In most cases, these members do a significant amount of business with the company and have significant patronage-based rights. Because these patronage-based rights will convert into new common stock upon consummation of the restructuring, the proportionate voting power and proportionate ownership interest of these members may increase as a result of the restructuring.

Certain Possible Anti-Takeover Effects of the Amendment to the Articles of Incorporation and the Bylaws

Limitations on Beneficial Ownership of Stock. Our amended articles of incorporation will contain provisions placing limitations on the amount of common stock that may be beneficially owned by a single person, other than the company or any compensation plan maintained by the company. In the event that any person, or group of persons acting in concert, becomes the beneficial owner of more than 5% of the common stock of the company, the shares in excess of 5% will be entitled to one-hundredth ( 1/100) of one vote per share. In addition, our articles will authorize the company to refuse to recognize any transfer or attempted transfer of common stock to any person who beneficially owns, or who the company believes would, by virtue of the transfer or attempted transfer would become the beneficial owner of, more than 5% of the common stock of the company. The board of directors will be authorized to adopt regulations and procedures not inconsistent with these provisions for the administration of these provisions. The board of directors will also have the right to demand that the beneficial owner of more than 5% of the common stock supply factual information that would allow the board to determine the applicability of these provisions. Our articles will provide that any applications, interpretations, constructions or other determinations made by the board of directors in good faith and on the basis of information reasonably available will be conclusive and binding on the company and its stockholders. These provisions will not apply to any offer or sale of common stock by the company to an underwriter in connection with the public offering of the common stock or to certain transactions undertaken by the company which do not have the effect of changing the beneficial ownership interests of the stockholders.

Limitations on Certain Business Combinations. Our articles of incorporation will require the affirmative vote of at least 80% of all the outstanding shares of common stock and at least 50% of the common stock not held by the beneficial owner (and any associate or affiliate of such a beneficial owner) of 5% or more of the common stock to approve any business combination with the beneficial owner of 5% or more of the company’s common stock. If the business combination has been approved by a majority of the disinterested directors then in office, these provisions will not apply.

Limitations on Transferability of Stock. Our articles of incorporation will provide that shares of the company’s common stock will not be transferable, except to (a) any other holder of common shares (unless the transferee holds more than 5% of issued and outstanding shares of common stock after the transfer); (b) any person approved in advance by the board of directors; and (c) any employee stock ownership plan as permitted in such plan.

Classified Board of Directors. Our articles of incorporation will provide for a board of directors that is divided into three groups serving three-year staggered terms. All directors hold office until their successors are elected and qualified. No decrease in the number of directors may have the effect of shortening the term of an incumbent director.

Blank Check Preferred Stock. Our articles of incorporation will authorize our board of directors to issue 20,000,000 shares of preferred stock without the necessity of further notice to, or authorization by, our stockholders. All of these preferred shares will remain unissued, unreserved and available for issuance at the discretion of the board. The unissued and unreserved preferred stock may be issued from time to time in one or more series and may have such voting powers, preferences, relative rights, designations, qualifications and limitations as our board of directors may fix by resolution at the time of issuance. One of the effects of the existence of authorized, unissued and unreserved preferred stock could be to enable our board of directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of us.

Resales of Common Stock

Prior to this offering, there has been no public market for our common stock, and even after completion of the offering, since there are limitations on the transfer of stock and the company’s common stock is not being listed on an exchange or other public trading system, there will continue to be no public market for the company’s common stock.

Sale of the common stock will be subject to significant restrictions on transfer. The proposed articles of incorporation authorize restrictions on the transfer of shares to be contained in the bylaws. The proposed amended and restated bylaws provide that shares of the company’s common stock will not be transferable, except to (a) any other holder of common shares (unless the transferee holds more than 5% of issued and outstanding shares of common stock after the transfer), or (b) any person approved in advance by the board of directors. The board of directors currently intends to use the discretion granted by the bylaws to limit the transfer of common stock to cooperatives and the ESOP.

The proposed articles of incorporation authorize the board of directors to redeem shares issued as a part of the restructuring. The shares may be redeemed by the company at book value of such shares if the board of directors determines that the holder of such shares has not done business with the company for a period of two years. This right will not apply to any shares of new common stock purchased pursuant to a subscription right or to any other shares of stock except those received in the conversion effected by the restructuring. Shares issued to the ESOP would not be subject to this right of redemption. The company has no obligation to exercise this redemption right, and the board has no current plans to exercise such redemption right if it becomes available. The redemption right expires if not exercised on or before August 31, 2009.

In addition, it is the current intention of the board of directors to redeem a limited number of common shares every year, although the board will not be obligated to redeem any shares and has not yet established the terms of a plan of redemption.

Please also see “— Federal Securities Law Consequences,” above, for further discussion of restrictions on the resale of common stock.

Appraisal

Since the fair market value of the company is very important in evaluating the proposed restructuring, the company considered several recommended appraisal firms, then interviewed and selected the firm of RSM McGladrey, Inc. RSM McGladrey is a national business services firm continually engaged in the appraisal of businesses for a variety of purposes. The company has had no prior relationship with RSM McGladrey. Such firm was paid an hourly fee which was not in any way dependent on the results of the appraisal. The total fee for the appraisal is estimated to be $50,000. The company has agreed to indemnify RSM McGladrey for amounts incurred in judgments or settlements resulting from services performed in connection with the appraisal.

The company instructed RSM McGladrey to appraise the fair market value of the equity of the company and placed no limitations on the appraisal.

RSM McGladrey has concluded its appraisal of the equity of the company and determined that, in its opinion, the fair market value of 100% of the equity of the company as of August 31, 2004, was $43.1 million. This value is divided by $10.00 to establish the total number of shares of new common stock to be issued in the restructuring — 4.31 million shares, not including shares issuable upon the exercise of subscription rights. The shares remaining after the conversion of common stock, common stock subscriptions and preferred stock will be distributed in exchange for patronage-based rights under a formula which is based on Class A patronage during the three fiscal years ending August 31, 2004, August 31, 2003 and August 31, 2002 and Class B round turns traded during the same period. The result of the appraisal determines the number of shares to be distributed on a patronage basis and this will affect the proportionate share of existing members of the new common stock after the restructuring. The appraisal was made as of August 31, 2004, and takes into account results of operations through such date and the final patronage dividend payable by the company.

The appraisal considered all elements pertaining to the valuation of closely held businesses per Internal Revenue Service Revenue Ruling 59-60, including consideration of these elements:

•	The nature of the business and history of the enterprise from inception

•	The economic outlook in general and the condition and outlook of the specific industry in particular.

•	The book value of the stock and the financial condition of the business.

•	The earning capacity of the company.

•	The dividend-paying capacity.

•	Whether or not the enterprise has goodwill or other intangible value.

•	Sales of the stock and the size of the block of stock to be valued.

•	The market price of stocks of corporations engaged in the same or similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.

The appraisal and written report has been conducted in accordance with the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation, the Principles of Appraisal Practice and Code of Ethics and the Business Valuation Standards of the American Society of Appraisers.

“Fair Market Value” to be used in the appraisal is defined as the price at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts (American Society of Appraiser Business Valuation Standards).

In making the appraisal, RSM McGladrey considered various appraisal methods within the market approach, the income approach, and the asset approach. After analyzing the specific facts and circumstances of the company, they relied primarily upon the capitalization of earnings method within the income approach, giving some consideration to the asset approach, and utilizing market data as support for the income approach, as they were unable to employ a market method directly as a means of establishing value.

While the appraisal process calls for the application of stringent standards and precise calculations, the valuation of a closely held business is an art rather than an exact science because of the judgment involved in applying the various valuation methods, and ultimately in using one or more of those methods to determine a reasonable estimate of value.

The written appraisal report will be made available for inspection and copying at the principal executive offices of the company during regular business hours by any interested stockholder of the company or representative designated in writing. A copy of the written report will be sent by the company to any interested security holder or representative who has been so designated in writing upon written request and at the expense of the requesting security holder. The appraisal report has also been filed as an exhibit with the Securities and Exchange Commission and a copy is available at the SEC’s website (http://www.sec.gov).

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the new common stock in the conversion of the existing Class A common stock and subscriptions, Class B common stock, preferred stock and patronage-based rights. Accordingly, the conversion of the existing shares of stock into shares of new common stock will not result in any change in our total capitalization.

It is impossible to estimate the proceeds we will receive from the exercise of subscription rights. We have estimated that the maximum proceeds that we could receive from such exercise, if every stockholder exercised all of its rights, would be $13.3 million. It is highly unlikely, however, that the subscription rights will be exercised at such level. All of the proceeds we receive from the exercise of subscription rights will be used for the purchase of securities to be held by our FCM, FCStone, LLC, to increase adjusted net capital pursuant to applicable CFTC regulations.

Application of Proceeds	Assuming 10% Exercise of Estimated Subscriptions	Assuming 50% Exercise of Estimated Subscriptions	Assuming 100% Exercise of Estimated Subscriptions
Increase of adjusted net capital of FCStone, LLC	$1,330,000	$6,650,000	$13,300,000

DIVIDEND POLICY

We currently pay dividends to our members based on their patronage rather than on their equity interests in the company. After the closing of the restructuring, our status as a cooperative will be terminated. A final patronage dividend has been declared and paid for the fiscal year ending August 31, 2004, but no patronage dividends will be paid thereafter. A regular dividend payable on a per share basis to holders of new common stock may be declared and paid at the discretion of the board of directors. If our financial results and condition are adequate, the board anticipates payment of a regular annual dividend in the future. It is the board’s current intention to pay dividends that approximate the patronage dividends historically paid, and the board believes that an annual dividend of not less than $0.50 per share will be paid if the company’s earnings continue to be at or above current levels, and no unforeseen financial contingencies arise.

THE SPECIAL MEETING

Date, Time, Place and Purpose

This proxy statement is being furnished to stockholders of the company in connection with the special meeting of the stockholders to be held on             , 2005 at 10:00 a.m., local time, at the West Des Moines Marriott, 1250 74th Street, West Des Moines, Iowa, and any adjournments or postponements of the special meeting. At the special meeting, stockholders who own shares of issued and outstanding stock of the company as of the close of business on             , 2004 will be eligible to vote on a proposal to approve the restructuring. Subscribers are not entitled to vote.

This proxy statement is first being mailed to stockholders on or about             , 2004.

Matter to be Considered

The sole purpose of the special meeting will be to consider and vote upon a proposal to approve amendments to the articles of incorporation and plan of conversion effecting the proposed restructuring as described above. Through the restructuring, the existing stock of the company and the patronage-based rights of the members will be converted into new common stock and nontransferable subscriptions rights to purchase additional shares of new common stock. The patronage dividend payment obligation of the cooperative to its members will automatically cease. The transaction will result in an offering of the company’s new common stock to its members. No public market currently exists for these securities, and none is expected to develop as a result of the restructuring.

Record Date

The company has fixed             , 2004 as the record date for determining the stockholders entitled to receive notice of and to vote at the special meeting. As of that date, there were 424 shares of Class A common stock issued and outstanding, 5 shares of Class B common stock issued and outstanding and 13,870 shares of preferred stock issued and outstanding. Only holders of record of the company’s shares on the record date are entitled to receive notice of and to vote at the special meeting, and any adjournment or postponement of the special meeting. Each eligible holder of issued and outstanding fully-paid common stock will be entitled to one vote. Holders of preferred stock are entitled to vote the number of preferred shares held.

How You Can Vote; Proxies

You can vote on the proposed restructuring by attending the special meeting, which will be held on             , 2004 at 10:00 a.m., and submitting your vote on the ballot provided at that time or by completing the enclosed proxy card, including signature and date, and mailing it to the company. If you sign and return a written proxy card without instructions marked on the card, the shares represented by the proxy will be counted as voting for the restructuring. You may revoke proxies at any time before the special meeting in one of three ways. First, you can send a written notice stating you would like to revoke the proxy. Second, you can complete and submit a new proxy card. Third, you can attend the special meeting and vote in person by requesting a ballot and voting at the meeting. Simply attending the meeting without voting, however, will not revoke the proxy.

Quorum; Vote Required

A quorum of stockholders eligible to vote must exist at the special meeting to approve the restructuring. If at least a majority of the company’s Class A common stockholders, at least a majority of the company’s Class B common stockholders, and at least a majority of the company’s preferred stockholders are present at the special meeting, a quorum will exist. The affirmative vote of a majority of the votes cast at the special meeting by each class of stockholders is required to approve the restructuring. Pursuant to the company’s bylaws, holders of subscribed but not fully paid shares of Class A common stock will not be entitled to vote at the special meeting. Abstentions will be counted as present for the purposes of determining the presence of a quorum at the special meeting. Abstentions will not be counted as votes cast.

Directors and Officers

As of the record date, the directors who are affiliated with a member represented approximately 2.1% of the Class A common shares, 20% of the Class B common shares, and 6.4% of the preferred shares and votes entitled to be cast. The officers of the company own no common or preferred shares.

No Other Business; Adjournments

Under Iowa law and our bylaws, the business to be conducted at the special meeting will be limited to the purpose stated in the notice to company stockholders provided with this proxy statement-prospectus. Adjournments may be made for the purpose of, among other things, soliciting additional stockholders to attend the meeting.

INFORMATION REGARDING THE COMPANY

The company will continue to operate its existing business after the restructuring, and the following discussion of the business, as it applies to the company operating as a cooperative, is equally applicable to the company after the restructuring, and vice versa.

Business

General

The company is engaged in the commodity business with an emphasis on commodity risk management services. We were organized in 1978 as Farmers Commodities Corporation, a subsidiary of Agri Industries. In 1986, we became a stand-alone organization. On July 1, 2000, we purchased certain assets of Saul Stone and Company and River Brokerage, Inc., a clearing firm with operations at the Chicago Mercantile Exchange, the New York Board of Trade and the New York Mercantile Exchange. We were reorganized into a holding company form in connection with the July 1, 2000, transaction. We changed our name to FCStone Group, Inc. on January 15, 2002. Our goal is to provide customers with the platforms, instruments and information to initiate and execute strategies that enhance their operations by minimizing commodity risk and maximizing operational margins.

Services Provided

We operate through a number of wholly owned and majority-owned subsidiaries with offices and facilities in twelve states and in Canada. See Note 15 to our consolidated financial statements for a description of segment financial information. Our principal business activities consist of four operating segments as follows:

Commodity and Risk Management Services

We work with a broad spectrum of domestic and international customers to help manage commodity-related risks. Commodity and risk management services represented 60.6% of our total income before income taxes and corporate expenses for the fiscal year ended August 31, 2004. Initially, we targeted grain marketing for domestic elevators, but our current programs currently handle a much broader client base, including: grain and livestock producers; ingredient users; handlers, processors and manufacturers; companies involved in the energy complex; commodity end users; and others with commodity-related activities.

Our primary business in this segment is to offer commodity risk management services to our customers using futures, options and other derivative instruments. Our principal operating subsidiary is FCStone, LLC, a wholly owned Iowa limited liability company, registered with the Commodity Futures Trading Commission (“CFTC”) as a Futures Commission Merchant, or FCM. Customer accounts maintained in this segment are primarily used by customers for hedging as a part of their commodity merchandising and acquisition programs. FCStone, LLC also acts as a broker for physical grain, fertilizer, and energy commodities and offers related transportation services. “Over-the-counter” commodity swaps and trade options are brokered by FCStone, LLC with our wholly owned limited liability company, FCStone Trading, LLC, as counterparty. We offer a full range of consulting, brokerage and transaction services through our staff of risk management consultants, supported by systems used to gather, disseminate and utilize commodity market information and intelligence.

We provide clearing and execution services on each of the major U.S. futures exchanges to commercial, professional, institutional and retail clients. We are registered as a Futures Commission Merchant with the CFTC, a member of the National Futures Association (“NFA”) and are members of the following exchanges: Chicago Board of Trade, the Clearing Corporation, EUREX, Chicago Mercantile Exchange, NY Clearing Corporation, New York Board of Trade, its divisions: Coffee, Sugar and Cocoa Exchange, Inc., and the New York Cotton Exchange, the New York Futures Exchange, FINEX, the New York Mercantile Exchange and its divisions; New York Mercantile Exchange and Commodity Exchange, Inc., the Minneapolis Grain Exchange and the Kansas City Board of Trade.

We serve our clients by providing access to the over-the-counter and physical markets, primarily through FCStone Trading, LLC. We consolidate the buying and selling power of our clients, enabling them to conduct physical fuels transactions and off-exchange transactions where we act as principal, which are in turn offset by corresponding transactions with leading trading companies, financial institutions and market makers. Although we act as principal in these transactions, we do not take physical or derivative positions for our own account. Rather, we place transactions “back to back” on behalf of our customers and the larger firms with which we maintain relationships. We obtain credit risk insurance or credit risk swap coverage with respect to our major derivative counterparties to protect against the possibility that a counter-party does not perform on its commitment. This protection lessens the risk associated with off-exchange commodity transactions.

A major component of our risk management services is consulting with customers to develop risk management programs by analyzing and assessing each customer’s individual business operations and specific needs. The most comprehensive level of service offered is provided under the Integrated Risk Management Program (“IRMP”). The IRMP is a fee-based program which is based on the philosophy of providing conservative risk management products to manage commodity and financial risk as well as adding profitability to the customer’s bottom line. There are currently approximately 500 accounts that are part of the IRMP domestically and internationally. IRMP is a program that initially quantifies the commodity and financial risks of the customer by determining relevant factors including historic revenues and expenses, physical outputs and usage, operating capacity and annual volumes. The company then takes that information and constructs a strategic marketing plan that covers the next 12 months of business. The company consultants are then responsible for providing recommendations and helping to manage the strategies.

We also provide transportation risk management services and other information used to manage the logistics of transporting commodities. We hold short-term contracts and manage long-term contracts for significant transportation assets, allowing us to reach broader markets and obtain optimum pricing for clients requiring commodities transportation services.

We have various subsidiaries which support our commodity and risk management business by offering related services, including: (1) brokerage of customer funds into money market mutual funds; (2) a specialized introducing broker program which allows customers to introduce futures accounts for farm producers; (3) a real-time quote service offered in the People’s Republic of China; and (4) retail foreign exchange trading.

Clearing and Execution Services

We offer low-cost clearing and direct execution services to professional, commercial, institutional and retail customers in the Stone Division of FCStone, LLC, including a program of direct execution under the service mark Futures Direct®. Clearing and execution services represented 25.7% of our total income before income taxes and corporate expenses for the fiscal year ended August 31, 2004. The Stone Division primarily provides execution and clearing services to commodities firms, fund operators, commodities traders and other sophisticated individuals and firms. The Futures Direct® program provides qualified clients direct access to the trading floor. This format provides an efficient method of order entry for these customers.

Grain Merchandising

We act as a dealer in, and manager of, physical grain and fertilizer through a majority interest in FGDI, LLC, a Delaware limited liability company. Grain merchandising represented 17.1% of our total income before income taxes and corporate expenses for the fiscal year ended August 31, 2004. FGDI, LLC acts as a grain dealer in domestic and international markets, primarily in Canada, Latin America and the Far East. FGDI also manages a pool of grain originated by a group of elevators in Texas. FGDI links suppliers and purchasers of grain products through its network of contacts in the industry. Specifically, FGDI serves manufacturers, processors and other users of grain products by assembling grain requirements and providing delivery thereof, both domestically and internationally. FGDI also has access to a large network of agriculture origination sources allowing it to assemble and deliver specialty crops in quantities demanded by large-scale processors and end-users. FGDI maintains physical control over the grains at each critical stage in the assembling and shipping process, allowing it to meet the quality control standards of its customers. FGDI’s activities are supported by facilities, the most significant of which are a leased export terminal facility at the port of Mobile, Alabama and a fleet of leased rail cars.

FGDI is a joint venture between the company and subsidiaries of Mitsubishi Corporation (“Mitsubishi”). We own 70% percent of the joint venture and have the right to appoint four members of the management committee. Mitsubishi owns the remaining 30% interest in the venture and has the right to appoint one member of the management committee. We are in charge of the day-to-day operations of FGDI and generally control the venture. Mitsubishi must, however, consent before the commencement of any of the following actions: changes in FGDI’s business purposes or risk management policies; amendments to FGDI’s governance documents; capital calls; changes in FGDI’s membership; expenses, investments, acquisitions or divestitures in any year having an aggregate value greater than $1 million; mergers where FGDI is not the survivor; adoption of the annual budget; capital expenditures of more than $1 million above the annual budget; borrowing, guaranteeing or incurring new indebtedness in an amount more than fifteen times FGDI’s equity; distributions of more than 35% of free cash flow; petitioning for bankruptcy; or dissolution of FGDI except in accordance with FGDI’s operating agreement. Mitsubishi is a significant customer for grain sold by FGDI accounting for 6%, 10%, and 11% of consolidated total revenues for the fiscal years ending August 31, 2004, 2003 and 2002, respectively. Mitsubishi is contractually obligated to support use of FGDI’s Mobile, Alabama facility by providing a minimum volume of transactions.

See Note 15 of the notes to consolidated financial statements for a table showing a summary of the company’s consolidated revenues by geographic area.

Financial Services

We offer financing and facilitation for customers to carry commodities through our wholly-owned subsidiary, FCStone Financial, Inc., and our majority ownership of FCStone Merchant Services, LLC. Financial services represented (3.4%) of our total income before income taxes and corporate expenses for the fiscal year ended August 31, 2004. The primary activity of FCStone Financial is sale/repurchase agreements whereby it purchases grain evidenced by warehouse receipts subject to a simultaneous agreement to resell such grain back to the seller at a later date. FCStone Financial also has railcars under lease which it subleases to our customers, but the margin from such activity is included in the Commodity and Risk Management Services segment. FCStone Merchant Services expects to do similar transactions in energy, grain and other commodities, as well as transactions where it shares in commodity profits with customers in exchange for financial support, but is newly formed and does not have any material operating history.

Regulatory Matters

We are regulated by several agencies and self-regulatory organizations in connection with various aspects of our business. Compliance with these regulations is material to our operations. The following discussion describes the material licenses and registrations that we maintain.

FCStone, LLC is a registered FCM with the CFTC and a member of the NFA both of which have regulatory authority over the company. FCStone, LLC is also a member of all major U.S. futures exchanges. The Chicago Mercantile Exchange is its Designated Self-Regulatory Organization for regulatory purposes and the company considers the Chicago Mercantile Exchange to be its primary regulator. The Chicago Mercantile Exchange performs an annual audit of FCStone, LLC’s activities.

FCStone Investments, Inc., is registered as a commodity pool operator with the NFA. FCStone Advisory, Inc. is registered with the NFA as a commodity trading advisor for market commentary.

FCStone Forex, LLC, is subject to limited regulations as a retail foreign exchange dealer because it is considered a material affiliated person of FCStone, LLC, a registered FCM.

FCC Futures, Inc., and Westown Commodities, LLC, are guaranteed introducing brokers registered with the NFA.

FCC Investments, Inc. is a registered broker-dealer with the Securities and Exchange Commission (“SEC”) and the National Association of Securities Dealers (“NASD”). FCC Investments must file annual FOCUS reports with the SEC and is subject to the various rules and regulations of the NASD.

FGDI is licensed as a grain dealer in North Dakota, South Dakota, Nebraska, Minnesota, Indiana, Michigan, Ohio, Kentucky, Georgia, Alabama and Ontario, Canada. FGDI also has a Canadian Federal License for grain dealing. FGDI is registered as an exporter of grain with the United States Department of Agriculture.

In addition, the company is subject to the general legal and regulatory provisions applicable to trading services and commodities dealing.

Sales and Marketing

We have a comprehensive sales and marketing program that is primarily implemented by our staff of brokers, known as risk management consultants. Our brokers are compensated on a commission basis and are responsible for developing new customers and providing services to new and existing customers. However, our top management also engages in significant sales activity.

Sales efforts are primarily centered on consulting services and on presenting our ability to obtain and utilize commodity intelligence information to support customer needs and improve customer profitability. Specifically, we emphasize our Integrated Risk Management Program, or IRMP, which provides the most comprehensive level of service offered by company. Sales efforts are supported by systems, staff and resources, including current commodity information and intelligence systems, communications systems, archives of commodity basis and pricing information and related presentation and analytical tools, marketing materials, an internet web site and educational materials.

We engage in direct sales efforts to seek new customers with a strategy of extending our services from our existing customer base to similar customers not yet served and to different kinds of customers that have risk management needs similar to those of our existing customer base. We seek to serve not only those customers that currently use risk management methods, but also those customers that we feel should use risk management methods. We are expanding our services into new business segments and are expanding our services geographically into foreign markets, particularly in Canada, Asia and Latin America.

We stay in regular contact with existing customers to provide commodity information and services, usually on a daily basis which include direct personal contact and current market commentary by fax or e-mail. We also offer educational programs on risk management methods and regular outlook meetings for our customers as well as the customers of our customers.

Competition

We compete with a large number of firms in the exchange traded futures and options execution sector and in the over-the-counter transaction sector. We compete primarily on the basis of price and value of service. Our competitors in the exchange-traded futures and options sector include international brokerage firms, national brokerage firms, regional brokerage firms (both cooperatives and non-cooperatives) as well as local introducing brokers, with competition driven by price and level and quality of service. Many of these competitors offer over-the-counter programs as well. In addition, there are a number of financial firms and physical commodities firms that participate in the over-the-counter markets, both directly in competition with us and indirectly through firms such as us. We compete in the over-the-counter market by making specialized over-the-counter transactions available to our customers in lot sizes smaller than those usually offered by major counterparties.

On the consulting side of our business, we are not aware of any firm that provides a service equivalent to that available from the company. Our employees are in constant contact with their customers and make frequent recommendations that are designed for the purpose of educating the customer on how to best use the available tools and strategies to manage their risk and maximize their bottom line margins.

The grain merchandising business segment competes for both the purchase and sale of grain. Competition is intense and margins are low. Our major competitors have substantially greater financial resources than us, but we believe that our relationships with cooperative customers gives us a broad origination capability.

The grain merchandising business segment competes for grain sales based on price, services and ability to provide the desired quantity and quality of grains. Our grain merchandising operations compete with numerous grain merchandisers, including major grain merchandising companies such as Archer Daniels Midland, Cargill, Incorporated, CHS Inc., ConAgra, Bunge and Louis Dreyfus, each of which handle grain volumes of more than one billion bushels annually.

In the Financial Services segment we compete with traditional lenders, including banks and asset based lenders. In addition, we also compete with specialized investment groups that seek to earn an investment return based on commodities transactions. We compete on price and service and by managing commodity risks that traditional lenders may seek to avoid. We are an extremely small participant in the financial services industry, which consists of a very large number of large and small firms. We do not attempt to compete generally in this industry. Rather, we focus our energies on filling a specific niche with respect to supporting commodities transactions.

Technology

We utilize front end electronic trading, mid office, back office and accounting systems that process transactions on a daily basis. These systems are integrated to provide record keeping, trade reporting to exchange clearing, internal risk controls, and reporting to government entities, corporate managers, risk managers and customers. Our futures back office system is maintained by a service bureau which is located in Chicago with a disaster recovery site in New York. All other systems are maintained in our West Des Moines headquarters data center and system backups are stored off-site.

All of these systems are accessed through a wide area network. All systems are protected by a firewall and require proper security authorization for access. Our wide area network is managed by a service bureau which has redundant data facilities in Kansas City. We are currently building a disaster recovery plan to utilize the Des Moines and Kansas City data centers to house redundant systems.

Our risk managers access market information from network-based software systems. Market information includes real-time quotes, market history (futures/cash), news and commentaries. Market information also includes our historic database of market pricing and trend information used in the IRMP program. This information is used to analyze the markets to help risk managers determine the best strategy for a customer to minimize risk and maximize profit margins, especially when used in conjunction with the IRMP.

We use the RISC back office trade system to process exchange traded futures and options trades. We also use the FOCUS back office trade system to process over-the-counter/derivative trades. We use Globex, RANorder and York electronic trading/order routing platforms.

Employees

As of August 31, 2004, we employed 400 people. This total is broken down by business segments as follows: Commodity and Risk Management Services had 180 employees; Clearing and Execution Services had 103 employees; Grain Merchandising had 85 employees; Financial Services had 2 employees and Corporate had 30 employees. We believe our relationship with our employees is good, and we have not suffered any work stoppages or labor disputes. None of our employees operate under a collective bargaining agreement. Many of our employees are subject to employment agreements. It is the current policy of the company to obtain an employment agreement containing noncompetition provisions from each risk management consultant, but there are some with whom we do not have such agreements.

Properties and Locations

We lease office space for our principal business operations. Our corporate headquarters is located in West Des Moines, Iowa and our leased space is approximately 18,600 square feet. This lease is in place until December 31, 2009. The company has other offices in Chicago, Illinois; New York, New York; Kansas City, Missouri; St. Louis, Missouri; Omaha, Nebraska; Minneapolis, Minnesota; Bloomington, Illinois; Roy, Utah; Atlanta, Georgia; Indianapolis, Indiana; Spirit Lake, Iowa; Bowling Green, Ohio; and Summit, New Jersey. We have established representative offices in Beijing and Dalian in the People’s Republic of China. All of our offices and other principal business properties are leased.

We have a major leased grain facility located at the port of Mobile, Alabama, and other leased grain facilities located in Indiana and Ontario, Canada. We own an additional facility located in Columbus Grove, Ohio.

The Mobile facility consists of facilities for unloading rail shipments, temporary storage, and loading ocean-going vessels. The facility is leased from the State of Alabama for a term expiring December 1, 2012. An expansion of the storage available at Mobile is currently under construction, financed by an offering of $5.5 million in industrial development revenue bonds which is recognized as a capitalized lease for accounting purposes, supported by the lease and letters of credit which FGDI has guaranteed. Our obligations at Mobile are supported by an agreement with FGDI’s minority owner to purchase a minimum volume of grain through the facility.

Legal Proceedings

The company, from time to time, is involved in various legal matters considered normal in the course of its business. It is the company’s policy to accrue for amounts related to these matters if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the company believes that the outcome of these matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity, or financial position except as discussed below.

On August 21, 2003, August 21, 2003, September 23, 2003, October 16, 2003, and July 16, 2004, Euro-Maritime Chartering, Inc. filed five separate claims under the arbitration facility established by the London Maritime Arbitrators Association of London, England, alleging a breach by FGDI, LLC of charter party agreements regarding four vessels and seeking to recover damages of $242,655, $311,663, $769,302, and $561,854 respectively. The amount of the July 16, 2004 claim is not yet stated. Euro-Maritime Chartering alleges that these damages arise from detention and demurrage encountered at China ports with respect to cargos that FGDI sold to Chinese buyers. FGDI claims that, under the sales contracts with the Chinese buyers, any detention and demurrage charges were for the account of the buyers. FGDI does not dispute the demurrage claims, which are estimated to total approximately $690,000. FGDI has collected deposits from the Chinese buyers in the total amount of $669,436, which is being held pending resolution of the detention claims. FGDI intends to vigorously defend the detention claims and believes that it has meritorious defenses. If the claimant prevails on any of the detention claims, or otherwise in amounts above the corresponding deposit, FGDI expects to seek collection of such amounts from the buyers.

On December 13, 2003, Liaoyang Edible Oils filed a claim in arbitration under the arbitration facility established by the Federation of Oils, Seeds and Fats Associations Ltd. of Hong Kong alleging a breach of a sales contract by FGDI and seeking to recover damages of $1,125,000. Liaoyang Edible Oils alleges that these damages arise out of disputes related to the final pricing of the contract. FGDI intends to vigorously defend this claim.

Management is currently unable to predict the outcome of these claims and believes that their current status does not warrant accrual under the guidance of Financial Accounting Standards No. 5, Accounting for Contingencies, since the amount of any liability is neither probable nor reasonably estimable. As such, no amounts have been accrued in the financial statements. Management intends to vigorously defend these claims and will continue to monitor the result of arbitration and assess then need for future accruals.

SELECTED FINANCIAL DATA

We derived the following historical financial information from our audited consolidated financial statements as of August 31, 2004 and August 31, 2003 and for each of the years in the three-year period ended August 31, 2004, which are included elsewhere in this proxy statement-prospectus, and our audited consolidated financial statements as of August 31, 2002 and as of and for the years ended August 31, 2001 and August 31, 2000, which are not included in this proxy statement-prospectus. Historical per share data has been omitted because, under the cooperative structure, earnings of the cooperative are distributed as patronage dividends to members based on the level of business conducted with the cooperative as opposed to common stockholder’s proportionate share of underlying equity in the cooperative. This table should be read together with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this proxy statement-prospectus.

	Year Ended August 31,
	2004	2003	2002	2001	2000
	(dollars in thousands)
Statement of Operations Data:
Total revenues	$1,623,587	$1,232,008	$895,942	$689,591	$446,230
Costs and expenses:
Cost of grain and fuel sold	1,521,925	1,154,103	830,188	633,367	404,394
Employee compensation and broker commissions	28,502	24,111	21,835	18,022	14,845
Pit brokerage and clearing fees	26,743	16,152	11,557	7,903	3,888
Introducing broker commissions	10,016	7,881	7,802	6,441	3,118
Interest	4,790	3,192	1,297	1,217	835
Depreciation and amortization	833	803	850	711	625
Other operating expenses	21,758	19,700	17,145	14,130	10,899

Total costs and expenses	1,614,567	1,225,942	890,674	681,791	438,604

Income before income tax expense and minority interest	9,020	6,066	5,268	7,800	7,626
Minority interest	576	561	600	242	—

Income after minority interest and before income taxes	8,444	5,505	4,668	7,558	7,626
Income tax expense	2,030	1,200	1,280	1,590	1,370

Net income	$6,414	$4,305	$3,388	$5,968	$6,256

Balance Sheet Data (at end of period):
Total assets	$603,827	$504,733	$399,526	$271,911	$234,851	(1)
Notes payable and subordinated debt	47,281	76,548	66,013	24,179	8,702
Obligations under capital leases	4,675	5,363	—	—	—
Minority interest	5,488	4,109	3,758	3,243	—
Capital stock and equity	39,829	35,827	35,172	35,068	31,069

(1)	The company acquired the assets of a futures brokerage business on July 1, 2000 with assets of $118 million.

PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma data presented for the year ended August 31, 2004 gives pro forma effect to the restructuring from a cooperatively operated company to a regular business corporation. Adjustments to reflect this change include a reduction of commissions from the Class B member business and the loss of the patronage dividend deduction for income taxes. The pro forma number of common stock shares is based on the appraised fair market value of the equity of company of $43.1 million. Shares will be issued at $10 per share which will result in 4.31 million shares being issued.

Year Ended August 31, 2004
(unaudited)
(dollars in thousands, except per share data)
Total revenues	$1,623,587
Total costs and expenses	1,614,567

Income before income tax expense and minority interest	9,020
Minority interest	576

Income before income tax expense	8,444
Pro forma adjustments (1)	483

Income before income tax expense, after pro forma adjustments	7,961
Pro forma income tax expense (2)	3,000

Pro forma net income	$4,961

Pro forma shares outstanding (3)	4,310,000

Pro forma basic and diluted earnings per share	$1.15

(1)	Adjustment to commissions to reflect the reduction of Class B member futures commission rates to a market rate going forward as opposed to the above market rate paid previously. The above market rate resulted in additional patronage paid to Class B members to bring their rate after patronage to a net cost basis.
(2)	Income tax expense without patronage dividend deduction.
(3)	Assumes shares outstanding with a $43.1 million appraisal value of the equity of company pursuant to the restructuring. No effect of shares potentially issued under subscription rights have been assumed.

The following unaudited pro forma data estimates the amount and number of shares to be distributed to Class A and Class B members.

	(1) August 31, 2004 Stock Amount	(2) Three Year Patronage	(3) Additional Stock Value Distributed (a)	(1) & (3) Appraisal Allocation Value	Total Number of Shares Outstanding after Restructuring (b)
Class A common and preferred stock	$14,668,833	$4,653,534	$25,116,603	$39,785,436	3,978,544
Class B common and preferred stock	2,069,689	230,647	1,244,875	3,314,564	331,456

Totals	$16,738,522	$4,884,181	$26,361,478	$43,100,000	4,310,000

(a)	Additional stock to be distributed is the difference between the August 31, 2004 stock outstanding of $16,738,522 and the appraisal value of $43,100,000, which is $26,361,478, allocated by the pro rata three year patronage in column (2).
(b)	No effect of shares potentially issued under subscription rights has been assumed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition, results of operations and liquidity and capital structure for the years ended August 31, 2004, 2003 and 2002. This section should be read together with our audited consolidated financial statements and related notes included elsewhere in this proxy statement-prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement-prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this proxy statement-prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this proxy statement-prospectus.

Overview

We are a commodities risk management and trading company headquartered in West Des Moines, Iowa. Risk management is designed to identify and then limit and control the potential factors that could negatively impact the success of a business. Our chief function is to research, recognize and quantify the potential risks involved in our customers’ operations, then plan and execute programs that effectively mitigate those risks by capping operational expenses and maximizing margin opportunities. While the company’s initial business was centered on the risks of grain marketing of domestic elevators, today’s programs are designed to serve a much broader commodity spectrum including grain and livestock, dairy, the entire energy complex, ingredient users, food processors, and other commodity end-users. The company utilizes all of the tools of the commodities marketplace, including exchange-traded futures and options, cash and physical commodity trades, and over-the-counter derivatives to provide risk management services to our customers for their businesses. We also offer direct execution clearing services to commodities firms, traders, fund operators and others. Our grain merchandising operations facilitate the movement of grain from an originator to fill the demand of an end-user. This approach offers opportunities to add value for our customers by merchandising their inventories as far into the marketing pipeline as possible.

Our revenues are derived from: (1) commissions for futures and option trades, (2) service and consulting fees, (3) brokerage mark-ups on over-the-counter and commodities trades, (4) fees for clearing customers’ direct trades, (5) the sale of grain and fuel, and (6) interest income on margin funds on deposit with the various commodity exchanges. As a service company, our expenses primarily consist of employee compensation and broker commissions and their related fringe benefits and payroll taxes. As commission expenses are directly related to revenues, they are for the most part a variable expense, as are the pit brokerage and clearing fees expense as they are directly related to the number of futures exchange trades. Other significant operating expenses consist of communications, marketing information, travel, office and equipment rent and marketing and promotion.

Recent Developments, Market Trends and Capital

We have realized a significant increase in our “nonmember” business revenues, especially over the last five years. This increase is a result of the company expanding our risk management services into other commodities in addition to our traditional grain marketing base. We expect this trend to continue at an accelerated rate as we offer more risk management programs and services to other industries and companies to help them manage their commodity risks. We have also seen a consolidation in the commodity exchange clearing business, which has allowed us to capture additional customers and business, and we believe this trend will continue.

Customer deposits and accounts receivable related to our Commodity and Risk Management Services and Clearing and Execution Services segments have grown from $127 million at the beginning of FY 2001 to $352 million at August 31, 2004. As these segments continue to grow, we anticipate needing additional regulatory capital to meet CFTC guidelines. As a result of the restructuring, we expect to raise between $5 million and $10 million in additional equity capital through the member subscription rights exercised and the initial ESOP investment. Although the expansion of our services to other industries and to foreign markets does require additional personnel and related expenses, it does not generally require any significant capital expenditures. Our primary capital concern is meeting CFTC regulatory requirements from our anticipated increased business. With the ESOP in place, we also expect to raise an additional $1 million annually in equity capital from ESOP common stock purchases. This amount, plus our ability to better control annual dividends based upon net earnings, should provide the company with significant annual capital resources. With the additional $5 million to $10 million in estimated capital noted above and the expected annual capital resources generated through the ESOP and operations, we anticipate meeting our expected growth capital needs for the next several years.

With our new structure in place, we also would have much greater flexibility to raise capital through a stock or debt offering in a timely manner to our current stockholders or others approved by our board of directors. Although we have no current plans for such an offering, the availability of having an offering will allow the company to remain more flexible and competitive in the future.

With the restructuring, we expect the commission rate paid by Class B members to be reduced (see Note 1 of the pro forma financial information on pages 10 and 46.) This should have less than a $500,000 impact on future annual net earnings.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis. The preparation of these financial statements requires us to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant estimates and assumptions used in the preparation of our financial statements.

Commodity Deposits and Accounts Receivable/Payable

Commodity accounts include equities and deficits in open futures and option contracts and funds received to margin or guarantee commodity transactions. The company is obligated to fund margin calls on open contracts and, in turn, receives reimbursement from customers for maintenance of their respective margins. Customer funds received to margin, guarantee, and/or secure commodity futures transactions are segregated and accounted for separately, in accordance with the Commodity Futures Trading Commission’s regulations. While the company has not historically experienced significant losses in respect of its credit exposures, there is a need to regularly evaluate accounts receivable for the adequacy of the allowance for doubtful accounts.

Commission Revenue

Commissions on futures contracts are recognized when the related open commodity futures transaction is closed. Commissions on option contracts are recognized upon the purchase or sale of the option. Commissions and fees on our Clearing and Execution Services operation are charged when each trade is made (opened and closed).

Inventories

Grain inventories are carried at market value, which is net realizable value (NRV). NRV is determined by estimating selling prices and related costs of disposal in the ordinary course of business. Management’s judgments in determining NRV involve considerations of the grading of the commodity and the basis adjustment for location and expected costs to sell. Realized and unrealized gains and losses on futures contracts are credited or charged to current costs of sales.

Open Contracts and Hedge Policy — Grain

Open cash and futures contracts for the purchase and sale of grain are reported at market value, and the resulting gains or losses are recognized currently in earnings. The company is exposed to risks that it may not have sufficient grain to deliver into its contracts and thus would be obligated to purchase grain at prevailing market rates in order to meet such commitments. The company follows the policy of hedging its grain transactions through the use of those cash and futures contracts in order to minimize risk due to market fluctuations. Hedge margin accounts are carried at net liquidating valuations as of the balance sheet date.

Pensions

The company has noncontributory defined pension plans for most of its employees. The company’s funding policy for the U.S. plans is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974, plus any additional amount the company may deem to be appropriate. The company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, “Employers’ Accounting for Pensions,” which requires that amounts recognized in financial statements be determined on an actuarial basis. A minimum liability is required to be established in the Consolidated Statements of Financial Condition representing the amount of unfunded accrued pension cost. This represents the difference between the accumulated benefit obligation and the fair value of plan assets and is recorded as a reduction to members’ equity through accumulated other comprehensive income, net of tax, in the Consolidated Statements of Financial Condition. As of August 31, 2004, the company has recorded an accumulated reduction to members’ equity of approximately $3.0 million.

To account for its defined benefits pension plan in accordance with SFAS No. 87, the company must make three main determinations at the end of each year: First, it must determine the actuarial assumptions for the discount rate used to reflect the time value of money in the calculation of the projected benefit obligations for the end of the current year and to determine the net periodic pension cost for the subsequent year. For guidance in determining the rate, the company looks at rates of return on high-quality fixed-income investments and periodic published rate ranges. See Note 4 to the Consolidated Financial Statements for a listing of the discount rates used.

Second, the company must determine the actuarial assumption for rates of increase in compensation levels used in the calculation of the accumulated and projected benefit obligation for the end of the current year and to determine the net periodic pension cost for the subsequent year. See Note 4 to the Consolidated Financial Statements for a table showing the rates used.

Third, the company must determine the expected long-term rate of return on assets assumption that is used to determine the expected return on plan assets component of the net periodic pension cost for the subsequent year. See the table in Note 4 to the Consolidated Financial Statements for the expected long-term rates used.

Results of Operations

Revenues

Year Ended August 31, 2004 Compared to Year Ended August 31, 2003

Revenues totaled $1,623.6 million for the year ended August 31, 2004 compared to $1,232.0 million for the year ended August 31, 2003, an increase of $391.6 million, or 31.8%. The FY2004 revenue increase over FY2003 was primarily a result of increased grain and fuel sales of $371.4 million over FY2003. This increase was a result of the increase in bushels merchandised from 248 million in 2003 to 258 million in FY2004, along with much higher grain prices in FY2004 over FY2003, and fuel sales increasing by $40.5 million over FY2003. Additional futures trading volume from existing and new customers in both our Clearing and Execution Services segment and our Commodity and Risk Management segment accounted for $18.4 million of the revenue increase. The additional volume in this segment is due to high commodities prices and resulting increased trading activity. Our combined trade volume increased from 36.5 million trades in FY2003 to 56.2 million trades in FY2004. Service, consulting and brokerage fees were $12.6 million in FY2004 up from $11.2 million in FY2003 primarily due to increased energy and grain risk management brokerage and additional customers on our fee-based risk management program. Other revenues were higher due to the gain on the sale of Board of Trade Clearing Corp. stock of $0.8 million. Interest income was down by $0.4 million primarily due to lower short-term interest rates.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002

Revenues totaled $1,232 million for the year ended August 31, 2003 compared to $896.0 million for the year ended August 31, 2002, an increase of $336.0 million or 37.5%. The FY2003 revenue increase over FY2002 was primarily a result of increased grain and fuel sales of $326.6 million over FY2002. This increase was a result of the increase in bushels merchandised from 218 million in FY2002 to 248 million in FY2003, along with slightly higher grain prices in FY2003 over FY2002 and fuel sales increasing by $25.5 million over FY2002. Additional trading volume from existing and new customers in our Clearing and Execution Services segment caused a trade volume increase from 24.2 million trades in FY2002 to 36.5 million trades in FY2003 and increased revenues by $7.0 million. Service, consulting and brokerage fees were up to $11.2 million in FY2003 from $10.8 million in FY2002 due to both increased energy risk management brokerage and additional customers on our fee-based risk management program. Interest income was also $1 million higher with the start of operations of our Financial Services segment.

Costs and Expenses

Year Ended August 31, 2004 Compared to Year Ended August 31, 2003

Cost of Grain and Fuel Sold. Cost of grain and fuel sold totaled $1,521.9 million for the year ended August 31, 2004 compared to $1,154.1 million for the year ended August 31, 2003, an increase of $367.8 million, or 31.9%. The increase was primarily a result of the increase in bushels merchandised from 248 million in FY2003 to 258 million in FY2004, along with much higher grain prices in FY2004 over FY2003, resulting in higher purchase costs per bushel. Additionally, fuel purchases increased by $40.7 million over FY2003.

Employee Compensation and Broker Commissions. Employee compensation and broker commissions were $28.5 million in FY2004 compared to $24.1 million in FY2003, an increase of $4.4 million or 18.3%. This volume-related increase was primarily due to increased broker commissions from our revenue volume increases and additional personnel in our Clearing and Execution and Financial Services segments.

Pit Brokerage and Clearing Fees. The increase of pit brokerage and clearing fees from $16.2 million in FY2003 to $26.7 million in FY2004 is directly related to increased commissions and increased clearing and transaction fee revenues. Additionally, the increase of pit brokerage and clearing fees is related to increased transaction fees charged by exchanges.

Introducing Broker Commissions. Introducing broker commissions expenses are directly related to the commission income generated by the introducing broker customers of the company. Such expense increased from $7.9 million in FY2003 to $10.0 million in FY2004 due to the increase in commission revenues from such customers.

Interest. Interest expense increased to $4.8 million in FY2004 from $3.2 million in FY2003 due to the increase in bushels handled in our grain merchandising operations, the increase in export-related bushels, and higher grain prices.

Other Operating Expenses. Other operating expenses were $21.8 million for FY2004 compared to $19.7 million in FY2003, an increase of $2.1 million. This increase was primarily due to increased employee benefits and payroll taxes expenses of $1.1 million related to higher employee compensation and broker commissions, including rate increases in our pension and medical insurance plans and to increased employee travel related expenses of $0.4 million. The increase was offset by a reduction in other operating expenses of $0.6 million resulting from subrogation payments for legal expenses incurred in previous years in connection with legal proceedings involving the company.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002

Cost of Grain and Fuel Sold. Cost of grain and fuel sold totaled $1,154.1 million for the year ended August 31, 2003 compared to $830.2 million for the year ended August 31, 2002, an increase of $323.9 million, or 39.0%. The increase was primarily a result of the increase in bushels merchandised from 218 million in FY2002 to 248 million in FY2003, along with slightly higher grain prices in FY2003 over FY2002, resulting in higher purchase costs per bushel. Additionally, fuel purchases increased by $25.2 million over FY2002.

Employee Compensation and Broker Commissions. Employee compensation and broker commissions were $24.1 million in FY2003 compared to $21.8 million in FY2002, an increase of $2.3 million or 10.6%. This increase was due to the additional volume and new customers in our Clearing and Execution Services segment which increased costs by approximately $0.7 million, increased broker commissions due to volume increases and additional personnel in the Risk Management Services segment of approximately $0.6 million, additional personnel in Grain Merchandising due primarily to a full year’s operations in FY2003 of new offices opened in FY2002 amounting to approximately $0.7 million.

Pit Brokerage and Clearing Fees. The increases of pit brokerage and clearing fees from $11.6 million in FY2002 to $16.2 million in FY2003 is entirely related to increased commissions and increased clearing and transaction fee revenues.

Introducing Broker Commissions. Introducing Broker commissions’ expenses are directly related to the commission income generated by the introducing broker customers of the company. Such expenses increased slightly from $7.8 million in FY2002 to $7.9 million in FY2003 due to the small increase in revenues from such customers.

Interest. Interest expense increased to $3.2 million in FY2003 from $1.3 million in FY2002 due to the increase in bushels handled in our grain merchandising operations, the increase in export related bushels and the start of the repurchase program in the Financial Services segment.

Other Operating Expenses. Other operating expenses were $19.7 million for FY2003 compared to $17.1 million in FY2002, an increase of $2.6 million or 15%. This increase was primarily due to increased employee benefits and payroll taxes expenses related to higher employee compensation and broker commissions of $1.2 million and additional office rent and related expenses due to opening several new locations of $0.8 million.

Income Tax Expense

Year Ended August 31, 2004 Compared to Year Ended August 31, 2003

Our provision for income taxes increased to $2.0 million in FY2004 from $1.2 million in FY2003 due to higher earnings in general and higher earnings in our nonmember business, which are fully taxable. As a result, the effective rate was 24.0% in 2004, up from 21.8% in FY2003.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002

Our provision for income taxes decreased to $1.2 million in FY2003 from $1.3 million in FY2002 despite higher earnings due to the increased member patronage dividend deduction from higher member-related earnings in FY2003 over FY2002. The effective rate was 21.8% in FY2003, down from 27.4% in FY2002.

Operating Segments

Our reportable operating segments consist of Commodity and Risk Management Services, Clearing and Execution Services, Grain Merchandising and Financial Services. We include the earnings of equity affiliates that are closely associated with our operating segments in the respective segment’s net income. Segment amounts exclude revenues, expenses and equity earnings not specifically identifiable to segments. These amounts are included in the Corporate and Other disclosure.

We prepared the financial results for our operating segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. Segment income before income taxes may not be consistent with measures used by other companies. The accounting policies of our operating segments are the same as those applied in the consolidated financial statements.

Commodity and Risk Management Services

Our Commodity and Risk Management Services segment offers commodity services to our customers, with an emphasis on risk management using futures, options and other derivative instruments. The following table provides operating and other data for this segment.

	Year Ended August 31,
	2004	2003	2002
	(dollars in thousands)
Revenues	$154,743	$107,527	$81,462
Operating expenses	146,836	100,851	75,871

Income before income taxes	$7,907	$6,676	$5,591

Total identifiable assets at end of period	$205,308	$121,489	$135,257

Year Ended August 31, 2004 Compared to Year Ended August 31, 2003

Revenues increased from $107.5 million in FY2003 to $154.7 million in FY2004, an increase of $47.2 million. With strong grain commodity prices in FY2004, trading volume was up considerably over FY2003 with commissions $5.4 million higher in FY2004 than FY2003. Service, consulting and brokerage fees were $1.6 million higher in FY2004 from FY2003 primarily due to increased energy and grain risk management brokerage and additional customers using our fee-based risk management programs. Fuel sales increased from $71.1 million in FY2003 to $111.6 million in FY2004, an increase of $40.5 million. Lower short-term interest rates reduced interest income by $0.8 million in FY2004 from FY2003. The segment also had a $0.8 million gain on sale of CBOT Clearing Corp. stock in FY2004.

Operating expenses were higher at $146.8 million in FY2004 compared to $100.9 million in FY2003, an increase of $45.9 million. Volume related employee compensation and commissions and related employee benefits were $3.5 million of this increase, and volume related pit brokerage and introducing broker commissions were $1.9 million of this increase. Fuel purchases increased by $40.7 million over FY2003.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002.

Revenues increased from $81.5 million in FY2002 to $107.5 million in FY2003, an increase of $26.0 million. This increase was primarily a result of slightly higher commissions of $0.7 million due to higher trading volume and higher service, consulting and brokerage fees of $0.9 million due to increased energy brokerage and additional customers on our fee-based risk management program. Fuel sales increased from $45.6 million in FY2002 to $71.1 million in FY2003, an increase of $25.5 million. Interest income was approximately $0.4 million lower due to lower short-term interest rates.

Operating expenses were higher at $100.9 million in FY2003 compared to $75.9 million in FY2002, an increase of $25.0 million. The company had increased broker commissions due to revenue increases and additional personnel. Employee benefits were also higher with the increased commissions and compensation and with rate increases in our pension and medical plans. These increases were offset by lower introducing broker commissions as more of our revenue increase was from company brokers. Fuel purchases increased by $25.2 million over FY2002.

Clearing and Execution Services

The Clearing and Execution Services segment offers low-cost clearing and direct execution services to commodities firms, fund operators, commodities traders and others. The following table provides operating and other data for this segment.

	Year Ended August 31,
	2004	2003	2002
	(dollars in thousands)
Revenues	$39,401	$25,988	$19,293
Operating expenses	36,042	25,041	18,430

Income before income taxes	$3,359	$947	$863

Total identifiable assets at end of period	$289,651	$265,796	$169,775

Year Ended August 31, 2004 Compared to Year Ended August 31, 2003

Revenues were $39.4 million for FY2004 compared to $26.0 million for FY2003, an increase of $13.4 million. With the increase in prices for energy, grain and metals commodities in FY2004, our customers’ trading volume was up substantially over FY2003. Total trade volume increased from 35.1 million trades in FY2003 to 54.5 million trades in FY2004, increasing commission and fee revenue by $13.3 million in FY2004 over FY2003. With higher customer margin deposits, our interest income was up $0.1 million despite lower short-term interest rates.

Operating expenses were higher at $36.6 million for FY2004 compared to $25.0 million in FY2003, an increase of $11.6 million. This increase was primarily a result of volume related additional pit brokerage and clearing fees of $10.0 million, introducing broker commissions of $0.7 million and increased salaries and wages of $0.6 million.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002.

Revenues increased from $19.3 million in FY2002 to $26.0 million in FY2003, an increase of $6.7 million. This increase was primarily a result of additional trading volume from both new and existing customers. Such trade volume increased from 24.2 million trades in FY2002 to 35.1 million trades in FY2003 and increased revenues by $6.4 million. Due to the additional margin deposits from such customers, interest income increased from $1.0 million in FY2002 to $1.3 million in FY2003 despite lower short-term interest rates.

Operating expenses increased from $18.4 million in FY2002 to $25.0 million in FY2003, an increase of $6.6 million. This increase was primarily due to (1) additional personnel to handle increased volume and new customers and related employee benefits — $1.0 million, (2) increased volume related pit brokerage and clearing fees — $5.0 million, and (3) additional volume related introducing broker commissions expense on customers trading through such introducing brokers — $1.0 million.

Grain Merchandising

The Grain Merchandising segment acts as a dealer in, and manager of, physical grain and fertilizer through a majority interest in FGDI, LLC. FGDI acts as a grain dealer in the United States and international markets, primarily in Canada, Latin America and the Far East and also manages a pool of grain originated by a group of elevators in Texas.

The following table provides operating and other data for this segment.

	Year Ended August 31,
	2004	2003	2002
	(dollars in thousands)
Sales	$1,426,846	$1,096,014	$794,808
Cost of sales	1,412,270	1,084,754	785,796

Gross profit	$14,575	$11,260	$9,012
Operating expenses	12,345	9,391	7,010

	2,230	1,869	2,002
Minority interest	669	561	600

Income (loss) before income taxes	$1,561	$1,308	$1,401

Total identifiable assets at end of period	$98,306	$99,770	$75,797

Year Ended August 31, 2004 Compared to Year Ended August 31, 2003

Gross profit for FY2004 was $14.6 million compared to $11.3 million in FY2003, an increase of $3.3 million. This increase was due to both the increase in bushels merchandised from 248 million in FY2003 to 258 million in FY2004 and an approximate 24% increase in margins per bushel due primarily to additional higher margin export bushels.

Operating expenses were $12.3 million in FY2004 and $9.4 million in FY2003, an increase of $2.9 million. This increase was primarily a result of (1) higher interest expense of $1.3 million due to the increase in bushels handled, high commodity prices and additional export bushels that require additional inventory and receivable carrying time, (2) higher employee compensation and employee benefits due to expanded operations in the last year of $0.7 million and (3) increase in bad debts of $0.5 million.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002.

Gross profit was $11.3 million for FY2003 and $9.0 million for FY2002, an increase of $2.3 million. This increase was primarily due to the increase in bushels merchandised from 218 million in FY2002 to 248 million in FY2003 and an approximate 10% increase in the margin per bushel handled.

Operating expenses rose from $7.0 million in FY2002 to $9.4 million in FY2003, an increase of $2.4 million. This increase was primarily a result of additional personnel and related employee benefits due to our expanded operations of $1.1 million and higher interest expense of $0.8 million despite lower rates due to both the increase in total bushels handled and the increase in export-related bushels handled that require additional inventory carrying time. Due to our expanded operations, other operating expenses increased also.

Financial Services

The Financial Services segment offers financing and facilitation for customers to carry commodities. The primary activity of this segment has consisted of sale/repurchase agreements whereby we purchase grain evidenced by warehouse receipts subject to a simultaneous agreement to resell such grain to the seller at a later date. The following table provides operating and other data for this segment.

	Year Ended August 31,
	2004	2003	2002
	(dollars in thousands)
Revenues	$2,517	$2,287	$322
Operating expenses	2,964	2,178	322

	(447)	109	—
Minority interest	93	—	—

Income (loss) before income taxes	$(354)	$109	$—

Total identifiable assets at end of period	$4,726	$13,110	$15,516

Year Ended August 31, 2004 Compared to August 31, 2003.

Revenues for FY2004 and FY2003 were $2.5 million and $2.3 million. Operating expenses were much higher for FY2004 at $3.0 million compared to $2.2 million in FY2003 primarily due to personnel added in late FY2003 to expand this segment’s business.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002.

Revenues were $2.3 million for FY2003 compared to $0.3 million in FY2002. The Financial Services segment operations were started in late FY2002, and FY2003 was its first full year of operations. Revenues are the interest income from repurchase agreements with customers for financing their grain inventories with expenses being primarily salaries and interest expense on financing such agreements. Amounts outstanding for such repurchase agreements at August 31, 2003 were $11.8 million.

Corporate and Other

The Corporate segment consists of equity in investments in other companies and overall corporate level expenses primarily related to employee compensation and benefits, travel, MIS, professional fees, director fees and general insurance. Corporate net expenses for the three years ended August 31, 2004, were as follows: $4,029 for FY2004, $3,535 for FY2003, and $3,188 for FY2002. The primary reason for the increase in the above periods is employee compensation and the related benefits cost of such due to additional personnel and for FY2004 additional incentive plan costs due to the company’s increased earnings over FY2003. Pension and medical plans also had significant rate increases over the last three years. During FY2004, the company incurred costs relating to the registration statement of approximately $415,000 which have been recorded as other assets pending consummation of these transactions.

Liquidity and Capital Resources

The following table presents a summary of cash flows for the three years ended August 31, 2004.

	Year Ended August 31,
	2004	2003	2002
	(dollars in thousands)
Cash flows provided by (used for):
Operating Activities	$16,979	$(7,767)	$(25,090)
Investing Activities	10,658	2,385	(15,301)
Financing Activities	(24,800)	7,845	38,567

Net Increase (decrease) in cash and cash equivalents	$2,837	$2,463	$(1,824)

We have had substantial growth for the last 4 years in each segment of our operations. Customer deposits and accounts receivable assets related to futures and options trading have grown from $127 million at the beginning of FY2001 to $352.0 million at August 31, 2004. The related commodity and customer regulated accounts payable has also increased from $178 million at the beginning of 2001 to $411 million at August 31, 2004. Accounts receivable and inventories primarily related to our grain merchandising operations have increased from $20 million at the beginning of FY2001 to $94.1 million at August 31, 2004. The cash flows used in operations shown above primarily related to our grain merchandising operation as the accounts receivable and inventories increases have been largely financed by our lines of credit, with such outstanding notes payable increasing from $9 million at August 31, 2000 to $41.5 million at August 31, 2004. The cash flows used for investing activities above are a result of the growth of the financial services business segment started in 2002. Cash flows provided by financing activities noted above were primarily proceeds from notes payable used to finance the growth in the grain merchandising and financial services operations which both had decreased activity towards the end of FY2004 resulting in a significant repayment of notes payable.

The accounts of our grain merchandising segment include amounts due with respect to shipments to a customer located in Mexico. Payment of the accounts from this debtor are partially insured under a credit insurance policy issued by Export Import Bank of the United States that is applicable to United States origin goods. Payments are also partially insured by a commercial credit insurance policy in the maximum amount of $18 million that is applicable to shipments not insured under the Export Import Bank policy. In fiscal year 2004 FGDI entered into master purchase agreements with CoBank, ACB, under which it may sell, and has sold, insured receivables under the above policies, with limited recourse. These sales of receivables accelerate the receipt of funds, and enable us to utilize the increase in the line of credit available to generate additional sales. Aggregate sales of receivables were $21.7 million in FY2004.

Due to the terms of the existing lines of credit in our grain merchandising segment, we expect our growth in this business segment will be limited by the capital it can retain from annual operations. We do not expect to use any additional capital from the exercise of subscription rights and sales of stock to the ESOP to support additional growth in this business segment. Our line of credit for this segment was expanded during 2004 from $90 million to $120 million primarily as a result of the impact of higher commodity prices in early 2004, then reduced back to $97.5 million. We do not anticipate that this reduction in our line of credit will have any material impact on our operations as we intend to concentrate more on domestic business that, along with current lower commodity prices, should result in reduced financing requirements for this segment.

The company has substantial lines of credit available (see “Financing Activities”) and annual cash flow from operations to support continued additional growth in most segments of our operations. In addition, we anticipate the expected $5 million to $10 million in additional capital as a result of the restructuring from the exercise of stock subscription rights and the initial sale of stock to the ESOP will provide substantial capital to fund significant growth for the next several years. Our primary need for such capital is to meet expected CFTC regulatory capital guidelines as a result of our increased growth in the Commodity and Risk Management Services and Clearing and Execution Services segments of our business. Our restructuring will not trigger any repayment of debt or impact our compliance with any debt covenants. We expect such additional capital will enable us to increase our lines of credit above current levels.

Financing Activities

The company maintains a number of lines of credit to support operations. A summary of such lines is noted below.

Creditor	Renewal/ Expiration Date	Use	Amount Available		Amount Outstanding at August 31, 2004
Deere Credit, Inc.	March 1, 2005	Margin Calls	$38.8 million		-0-
Deere Credit, Inc.	March 1, 2005	Repurchase Agreements	$46.0 million		$1.3 million
Deere Credit, Inc.	Dec. 1, 2005	Subordinated Debt for Regulatory Capital	$7.0 million		$4.0 million
Deere Credit, Inc.	Oct. 1, 2006	General Corporate	$8.2 million		$8.2 million

Total Deere			$100.0 million		$13.5 million

CoBank, ACB	April 1, 2005	Grain Merchandising	$97.5 million	(1)	$26.5 million
CoBank, ACB	June 30, 2006	OTC & Fuel Operations	$15.0 million		$2.0 million
CoBank, ACB	May 1, 2005	Repurchase Agreements	$75.0 million		-0-

Total CoBank			$187.5 million		$28.5 million

Harris Bank	March 10, 2005	Margin Calls	$15.0 million		-0-
AFG Trust Finance Limited	May 26, 2005	Grain Merchandising	$15.0 million		$3.5 million
Industrial Revenue Bonds (Capitalized Lease Obligations)	Annual payments to 2013	Mobile, Alabama facility additional storage	$5.5 million		$4.7 million
Sowood Commodity Partners Fund, LP.	March 4, 2006	Junior, secured revolving credit facility — Financial Services operations	$30.0 million		-0-
Fortis Capital Corp.	Demand	Financial Services operations	$20.0 million		-0-
RZB Finance, LLC	Demand	Financial Services operations	$5.0 million		-0-
Subordinated Debt	Oct. 1, 2004 to June 30, 2005	Regulatory Capital	$1.8 million		$1.8 million

(1)	Amount was amended subsequent to August 31, 2004 from $120 million to $97.5 million.

We carry significant open futures positions on behalf of our customers in the Commodity and Risk Management Services and the Clearing and Execution Services segments of our business. The above lines of credit in place for margin calls are rarely used, but necessary to cover any abnormal commodity market fluctuations and the margins calls they may produce. With the company and customer funds on deposit and the available credit lines noted above, management believes we have adequate capital reserves to meet any foreseeable market fluctuations based upon current commodity market activities.

Our Grain Merchandising segment has a $97.5 million line of credit with CoBank available to finance its operations. The segment can also utilize part of the Deere Credit repurchase agreement line to carry inventories when considered appropriate. As this segment of our business carries significant accounts receivable and inventory, the CoBank line is utilized to a great extent. The CoBank loan agreements require compliance with certain financial covenants, including compliance with minimum net worth, working capital, financial ratios and borrowing base limits. More specifically, under FGDI’s revolving credit facilities, if the amount outstanding under the revolving credit commitments exceeds the borrowing base set forth in the loan agreement, FGDI must notify CoBank of the breach and repay amounts necessary to reduce the outstanding amount. For the months ended February 29, 2004 to June 30, 2004, FGDI’s amount outstanding exceeded the borrowing base as determined by CoBank, but FGDI did not make the repayments necessary under the loan agreements. CoBank agreed to waive these violations of the terms of the loan agreements. The waiver as of June 30, 2004 was in exchange for FGDI’s agreement to a reduction of the aggregate available credit amount from $120 million to $97.5 million. At August 31, 2004, the company was in compliance with the borrowing base limit.

The above lines of credit are generally reviewed and renewed on an annual basis.

In 2001 we sold a 30% interest in our grain merchandising subsidiary for $3 million in order to better capitalize such operations and increase its line of credit to support the expanding operations.

We formed FCStone Merchant Services, LLC, a joint venture with Sowood Commodity Partners Fund, LP, in March 2004. The company invested $2.0 million and owns 70% of the joint venture while Sowood owns the remaining 30%. Sowood provided $1.0 million in a capital investment in the joint venture, along with a $30 million junior, secured revolving credit line. The joint venture also has a $20 million line of credit with Fortis Capital Corp. and a $5.0 million line of credit with RZB Finance, LLC to support its operations.

Off-balance Sheet Financing Activities

FGDI has entered into master purchase agreements with CoBank, ACB under which it may sell, and has sold, insured receivables with limited recourse (see Note 11 of the notes to Consolidated Financial Statements.)

Contractual Obligations

The following table describes the company’s cash payment obligations as of August 31, 2004:

	Payments Due by Period
	(in thousands)
	Total	Less than 1 Yr	1-3 Years	4-5 Years	After 5 yrs
Subordinated Debt	$5,750	$1,750	$4,000	$—	$—
Obligation under capital lease	4,675	550	1,100	1,100	1,925
Notes payable	41,531	41,531	—	—	—
Operating leases	19,826	5,593	6,028	4,417	3,788

Total	$71,782	$49,424	$11,128	$5,517	$5,713

Based upon our current operations, we believe that cash flow from operations, available cash and available borrowings under our lines of credit will be adequate to meet our future liquidity needs.

Inflation

We believe that our results of operations are not materially affected by moderate changes in the general inflation rate. Inflation did not have a material affect on our operations in the fiscal years ended August 31, 2004, 2003 and 2002. Severe increases in inflation, however, that would affect the global and U.S. economies could have an adverse affect on our business, financial condition and results of operation.

Seasonality and Fluctuations in Operating Results

We generally experience seasonality in our operations with the first quarter typically being our strongest period as a result of the U.S. grain harvest. However, with global political factors and their effect on the commodities markets, we are seeing more frequent trading volume spikes throughout the year.

Market Risk Disclosures

Commodity Price Risk

As part of our trading activity, we utilize futures and option contracts offered through regulated commodity exchanges to reduce risk. The company follows the policy of hedging its grain transactions and physical fuel through the use of cash and futures contracts in order to minimize risk due to market fluctuations. The commodity price risk associated with physical fuel is not material and is for the account of our customers.

Inventories and purchases and sales contracts are hedged to the extent practical so as to arrive at a net commodity position within the formal position limits set by the company and deemed prudent for each commodity. The company is exposed to risk of loss in the market value of net open commodity positions, which are calculated by aggregating grain inventories and grain subject to contract for purchase and sale. The following table presents the number of bushels in inventory, under purchase and sales contracts, and in futures positions by commodity at August 31, 2004:

	Bushels
	Corn	Soybeans	Wheat	Oats & Barley
Inventory	560,871	85,962	2,110,124	156,912

Purchase contracts	27,257,290	24,483,243	268,988	1,266,516
Sales contracts	(9,814,733)	(22,358,880)	(699,614)	(1,353,848)

Futures long	57,765,000	2,000	—	30,000
Futures short	(75,708,000)	(2,335,000)	(1,631,000)	(55,000)

Net open position	60,428	(122,675)	48,498	44,580

Bushel information is used to calculate the net open commodity position, which is sensitive to changes in commodity prices. Open cash and futures contracts for the purchase and sale of grain are reported at market value; therefore the net open commodity position multiplied by the year-end market price approximates fair value.

A hypothetical 10% increase (or decrease) in the market price of corn from the year-end 2004 level of $2.28 per bushel would result in a gain (or loss) to future earnings of $14,000.

A hypothetical 10% increase (or decrease) in the market price of soybeans from the year-end 2004 level of $6.27 per bushel would result in a gain (or loss) to future earnings of $(77,000).

A hypothetical 10% increase (or decrease) in the market price of wheat from the year-end 2004 level of $3.30 per bushel would result in a gain (or loss) to future earnings of $16,000.

A hypothetical 10% increase (or decrease) in the market price of oats and barley from the year-end 2004 level of $1.44 per bushel would result in a gain (or loss) to future earnings of $6,000.

The company’s commodity price risk associated with physical fuels is not material and is held for the account of our customers.

Interest Rate Risk

The company manages interest expense using fixed and floating rate debt. The debt instruments are carried at amounts approximating estimated fair value. Of our normal borrowing, greater than 90% of the outstanding balance at August 31, 2004 has a variable interest rate, and except for the industrial revenue development bonds associated with the Mobile facility, practically all of our borrowing is on a short-term basis.

Short-term debt used to finance inventories and receivables is represented by notes payable within thirty days or less so that the blended interest rate to the company for all such notes approximates current market rates. In the financing of grain, as interest rates increase, the spread between future option months generally becomes wider, allowing larger incomes in grain margins to offset the potential increases in interest expense. A portion of the outstanding balance of variable rate debt is used to finance certain notes receivable to customers. The interest charged on the notes receivable is also at a variable rate, therefore eliminating the interest rate risk on that amount of debt. Of the variable rate debt, the average outstanding balance subject to interest rate risk of the past year is $67 million. A hypothetical 100 basis point increase (or decrease) in interest rates would result in a (loss) or gain to future earnings of $670,000.

Market risk on variable rate long-term debt in the amount of $5 million is not material to the financial statements. We believe the risk associated with these borrowings will not have an adverse effect on our financial position, results of operations or cash flows.

Foreign Currency Risk

The company conducts most of its business in U.S. dollars but does have minor risk regarding foreign currency fluctuations. The company hedges foreign currency risk to the extent practicable on those transactions involving foreign currency. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

Recently Issued Accounting Standards

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard did not impact the company’s consolidated financial statements

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this standard did not impact our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This Interpretation elaborates on the disclosures required by guarantors in their interim and annual financial statements. It also requires a guarantor to recognize a liability at the date of inception for the fair value of the obligation it assumes under the guarantee. The disclosure requirements were effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. We have not guaranteed indebtedness of others, and therefore, adoption of this statement did not have an impact on our consolidated financial condition, consolidated results of operations or cash flows.

In December 2003, the FASB issued Interpretation No. 46 (Revised) to address certain implementation issues associated with Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses consolidation by business enterprises of certain variable interest entities. This statement was effective for periods ending after December 15, 2003 or March 15, 2004, depending on the type of entity. There was no material impact on the company’s financial position or results of operations from the adoption or implementation of this accounting standard.

COMPANY MANAGEMENT AND DIRECTORS

Senior Management and Members of the Board of Directors

The company’s business and affairs are governed by its board of directors. The board of directors currently consists of ten directors. The board of directors has full authority to act on behalf of the company. The board of directors acts collectively through meetings, committees and senior management members it appoints. In addition, the company employs a staff of executives to manage the day-to-day business of the company. The members of the board of directors and the senior members of the executive team are identified below.

Name and Address	Age	Position	Term Expires
Bruce Krehbiel(1)	51	Chairman of the Board, Class I Director	2005
Rolland Svoboda	44	Class I Director	2006
Eric Parthemore(1)(2)	55	Secretary, Treasurer, Class I Director	2004
Tom Leiting	49	Class I Director	2005
Brent Bunte(2)	47	Class II Director	2005
Jack Friedman(1)	47	Vice Chairman, Class I Director	2004
Dave Reinders	48	Class III Director	2006
Ron Hunter(2)	54	Class I Director	2004
Doug Derscheid	54	Class I Director	2005
Kenneth Hahn	51	Class I Director	2006
Paul G. (Pete) Anderson	51	President and Chief Executive Officer	—
Stephan Gutierrez	54	Executive Vice President and Chief Operating Officer	—
Jeff Soman	53	Executive Vice President of FCStone, LLC	—
Robert V. Johnson	56	Executive Vice President and Chief Financial Officer	—
Steven J. Speck	45	President and Chief Executive Officer of FGDI, LLC	—

(1)	Executive Committee member

(2)	Audit Committee member

Bruce Krehbiel has served as a director of the company since 1988 and is our Chairman. Mr. Krehbiel is the manager of the Kanza Cooperative in Iuka, Kansas, and he has worked for the Kanza Cooperative since 1986. Mr. Krehbiel has held director positions on the boards of the Midwest Chapter of the National Society of Accountants for Cooperatives, CenKan, LLC, and Agri-Business Benefit Group.

Rolland Svoboda has previously served as a director from January 1999 to January 2002 and is currently serving a term as director that commenced in January 2004. Mr. Svoboda is the general manager of Pro Cooperative in Gilmore City, Iowa. He has been with Pro Cooperative since 1999. Prior to his current position, Mr. Svoboda served for five years as the general manager of Farmers Coop in Hemingford, Nebraska.

Eric Parthemore has served as a director since 1996 and is our Secretary and Treasurer. Mr. Parthemore is the president and chief executive officer of the Farmers Commission Company in Upper Sandusky, Ohio and has held that position since 1996. For the previous five years, he was the general manager of U.S. Commission Company. Mr. Parthemore is currently a member of the Ohio Agricultural Economic Development Council and was appointed in January 2004 to serve on the Ohio Agricultural Commodity Advisory Commission by the Secretary of Agriculture in the State of Ohio. Mr. Parthemore is a director on the Ohio Agra Business Association and serves as a trustee of the OABA Education Trust.

Tom Leiting has served as a director since 1997. Mr. Leiting is the manager of the River Valley Cooperative in Clarence, Iowa. He has been employed by River Valley or one of its parent companies for the past 17 years. Prior to his position with River Valley, Mr. Leiting was employed by Swiss Valley Farms Services for eight years. Mr. Leiting is currently a member of the Associated Benefits Corporation board of directors. He is an advisory committee member for Land O’Lakes.

Brent Bunte has served as a director since 2000. Mr. Bunte is the manager of the New Cooperative in Fort Dodge, Iowa, a Class B member of the company, and has been with New Cooperative for 20 years. Mr. Bunte has held directorships with First American Bank and Associated Benefits Corporation.

Jack Friedman has served as a director since 1996 and is our Vice Chairman. Mr. Friedman is the manager of the Swiss Valley Ag Center in Monticello, Iowa and has been with that group for 28 years. For the past 12 years, Mr. Friedman has served as manager of Swiss Valley. Mr. Friedman has held directorships on the following boards: Industrial Telecommunications Association Board and the Land O’Lakes Feed Advisory Council. He currently serves on the board of the Iowa Institute of Cooperatives and the Dyersville Planning and Zoning Board.

Dave Reinders has served as a director since 2001. Mr. Reinders is the general manager of Sunray Co-op in Sunray, Texas and has held that position since January 2004. Prior to his service at Sunray Co-op, Mr. Reinders was general manager of United Farmers Coop in George, Iowa, for ten years. Mr. Reinders was formerly a director of the Iowa Institute of Coops, the Iowa Agri Business Association and Land O’Lakes.

Ron Hunter has served as a director since 2002. Mr. Hunter is the general manager of Ag Valley Cooperative in Edison, Nebraska and has been with Ag Valley since 1997. Prior to his service with Ag Valley, Mr. Hunter worked for Crestland Cooperative from 1990 to 1997. Mr. Hunter is currently a director on the board of NIK Nonstock Marketing Cooperative. He has also previously held a directorship with the Nebraska Coop Managers Association.

Doug Derscheid has served as a director since 2003. Mr. Derscheid is the manager of the Central Farmers Cooperative in O’Neill, Nebraska and has been with Central Farmers Cooperative for the past 12 years. Prior to his work with Central Farmers, Mr. Derscheid was the general manager of Farmers Cooperative Elevator in Plymouth, Nebraska for seven years. Mr. Derscheid is currently Chairman of the Board of Cooperative Mutual Insurance Company and is the treasurer for the O’Neill Airport Authority. Mr. Derscheid is also a board member of the Nebraska Propane Gas Association and a Trustee for the Nebraska Managers Association.

Kenneth Hahn has served as a director since 2002. Mr. Hahn is the general manager of Planters Cooperative in Lone Wolf, Oklahoma and has been with Lone Wolf for a total of 30 years, 22 years as manager and 8 years as assistant manager. Mr. Hahn has held director positions with the Coop Retirement Board, Oklahoma Coop Ginners Board, and Oklahoma Grain and Feed Association.

Pete Anderson has been employed by the company since 1988 and has served as President and CEO since 1999. Prior to becoming president, Mr. Anderson was the Vice President of Operations. Mr. Anderson is the past president of the Kansas Cooperative Council and past founding chairman of the Arthur Capper Cooperative Center at Kansas State University. Mr. Anderson sits on the board of directors of Associated Benefits Corporation and is a member of National Council of Farmer Cooperatives, the National Feed and Grain Association and several other state associations.

Stephan Gutierrez has been employed as Executive Vice President and Chief Operating Officer of the company since 2002. He also serves as president of the company’s subsidiary, FCStone Trading, LLC. Prior to his positions with FCStone, Mr. Gutierrez worked at Cargill as a trader and trading manager. Mr. Gutierrez has 29 years of experience in trading, risk and asset management with respect to multiple commodities.

Jeff Soman has been employed as Executive Vice President of FCStone, LLC since 2000. Mr. Soman has over 25 years of experience managing the clearing, internal risk management and brokerage facilities of several major brokerage firms. During the last 15 years he has worked in this capacity for FCStone, LLC or one of its predecessor companies.

Robert V. Johnson has been employed as the Chief Financial Officer of the company since 1987. Prior to his position with the company, Mr. Johnson was the corporate controller for Heritage Communications, Inc. a publicly traded cable television company. Mr. Johnson is a member of Financial Executives International, the Iowa Society of CPAs and the American Institute of CPAs.

Steven Speck has served as the President and CEO of FGDI since 2001. Prior to 2001 he served as the Vice President-Specialty Crops of the company for nine years.

Board of Directors

Under our current amended and restated bylaws, there are ten directors divided into three classes. Class I has eight directors, who are nominated by the holders of Class A and Class B common stock. Class II has one director, who is nominated by the twelve largest stockholders of the company (“Large Stockholders”), such stockholders being determined on the basis of the combined par value of the common and preferred stock held. Class III has one director, who is nominated by the board of directors.

Class I directors are nominated by stockholders on a regional basis. All Class I directors must be residents of the region from which they are nominated and be employees of stockholders from such region. One Class I Director is a resident of and nominated by the Eastern Region, which includes Florida, Georgia, Alabama, South Carolina, North Carolina, Virginia, Tennessee, Kentucky, West Virginia, Maryland, Delaware, Pennsylvania, New York, Connecticut, Rhode Island, Massachusetts, Vermont, New Hampshire, Maine, Ohio, Indiana, Michigan and Ontario, Canada. Three Class I Directors are residents of and nominated by the Central Region, which includes Louisiana, Mississippi, Arkansas, Missouri, Illinois, Iowa and Wisconsin. Two Class I Directors are residents of and nominated by the Northwestern Region, which includes Minnesota, North Dakota, South Dakota, Nebraska, Colorado, Wyoming, Montana, Idaho, Nevada, California, Oregon, Washington, Alaska, and Hawaii. It also includes Manitoba, Saskatchewan, Alberta and British Columbia, Canada. Two Class I Directors shall be residents of and nominated by the Southwestern Region, which includes Kansas, Oklahoma, Texas, New Mexico, Arizona and Mexico. The areas making up each region are set forth in the company’s bylaws. At least three months prior to the annual meeting of stockholders, the board of directors appoints a nominating committee for each region that will be electing a board member at that election. The nominating committee for each region consists of three individuals who meet the qualifications to be a Class I director for such region and are employed by a stockholder. The nominating committee, after consideration of any person put forth by a stockholder of their region or any person that it otherwise deems qualified, provides the board at least two and not more than three director candidates for their region. These nominees are then placed on a written nominating ballot for the region it represents. The nominating ballot is delivered at least 10 days and no more than 60 days prior to the annual meeting of stockholders with an instruction for each stockholder to vote for one nominee and return the ballot to the company by a specified date before the annual meeting. The person receiving the highest number of votes on the nominating ballot is nominated for election at the annual meeting. In the event of a tie, the Chairman of the Board will provide the tie-breaking vote.

The Class II Director also has a unique nomination process. To nominate Class II directors, we solicit each of the Large Stockholders for nominations for election. Any person nominated by at least two Large Stockholders is placed on a written nominating ballot. The nominating ballot is delivered at least 10 days and no more than 60 days prior to the annual meeting of stockholders with an instruction for each Large Stockholder to vote for one nominee and return the ballot to the company by a specified date before the annual meeting. The person receiving the highest number of votes on the nominating ballot nominated for election at the annual meeting. In the event of a tie, the Chairman of the Board will provide the tie-breaking vote.

The Class III director is nominated by the board of directors. There are no specific qualifications for the Class III nominee.

After the nomination process is completed and the individuals are placed on the ballot for election at the annual meeting, the directors are elected by a majority vote of stockholders in the aggregate (one vote for each share of common stock) and not on the basis of region or ownership percentage. We solicit proxies to vote in favor of the nominations established in the above-described process.

The board of directors has an executive committee and an audit committee. The executive committee has been delegated and may exercise any of the powers of the board of directors in the management of the company’s business when the board is not in session. However, the executive committee does not have the power pursuant to this delegation to authorize distributions, approve or propose actions to the stockholders, fill vacancies, amend the articles of incorporation or bylaws, approve a plan of merger that does not require stockholder approval or approve the reacquisition of shares. The executive committee also acts as a compensation committee for the Chief Executive Officer. The executive committee consists of Bruce Krehbiel, Eric Parthemore and Jack Friedman. Mr. Krehbiel serves as Chairman of the Board, Mr. Friedman as Vice-Chairman and Mr. Parthemore as Secretary and Treasurer. None of the executive committee members are current or former employees of the company. The audit committee consists of Eric Parthemore, Brent Bunte and Ron Hunter. The audit committee oversees the company’s audit process and engages independent auditors. The board of directors has not adopted a formal written charter for its audit committee, but intends to adopt one following the restructuring.

Class I, Class II and Class III directors are further divided into three groups to serve three-year staggered terms. All directors hold office until their successors are elected and qualified. No decrease in the number of directors may have the effect of shortening a term of an incumbent director.

After the restructuring, we will maintain the current structure of our board of directors. However, the nomination ballots distributed to stockholders for Class I and Class II directors will only indicate a preference for a proposed candidate. The nominees for director will actually be selected by the board of directors after considering the results of the preference ballot.

Compensation of Directors

The board of directors meets from time to time at such time and place as may be fixed by resolution adopted by a majority of the whole board of directors. Members of the board of directors receive a per diem payment of $300 for each activity on behalf of the company, as well as direct reimbursement of travel expenses related to service on the board of directors.

EXECUTIVE COMPENSATION

The goal of the company’s executive compensation policy has been, and will continue to be, to ensure that an appropriate relationship exists between executive pay, our financial performance and the creation of member/stockholder value, while at the same time motivating and retaining key employees. Individual salaries are also based upon an evaluation of other factors, such as individual past performance, potential with the company and level and scope of responsibility.

Upon completion of the restructuring, the current senior management of the company will continue to hold the comparable offices with the company on a full-time basis. The following table shows the compensation paid by the company in fiscal year 2004 indicated to its Chief Executive Officer and the four other individuals who were serving as named executive officers of the company at the end of fiscal year 2004.

Summary Compensation Table

Name and Principal Position	Salary ($)	Bonus ($)		Other Annual Compensation ($)(1)
Pete Anderson, President & Chief Executive Officer	320,000	339,847	(2)	—	(1)

Steve Speck, President & Chief Executive Officer-FGDI	175,000	221,423	(3)(4)	—	(1)

Stephan Gutierrez, Executive Vice President & Chief Operating Officer	174,583	209,935	(5)(4)	—	(1)

Jeff Soman, Executive Vice President-FCStone, LLC	165,000	163,567	(6)(4)	—	(1)

Robert Johnson, Executive Vice President & Chief Financial Officer	145,000	143,740	(7)(4)	—	(1)

(1)	None of the perquisites or other benefits paid exceeded the lesser of $50,000 or 10% of the total annual salary and bonus received by the executive.
(2)	Represents amounts paid under the Executive Short-Term Management Incentive Plan.
(3)	Represents $189,514 paid under the FGDI CEO Short-Term Incentive Plan and $31,909 paid under the Mutual Commitment Compensation Plan.
(4)	Bonuses awarded under the Mutual Commitment Compensation Plan vest at the end of the fifth year after the bonus was awarded. Participants receive 50% of the vested amount in his or her account in cash at the end of every plan year.
(5)	Represents $185,411 paid under the Executive Short-Term Management Incentive Plan and $24,524 paid under the Mutual Commitment Compensation Plan.
(6)	Represents $140,389 paid under the Executive Short-Term Management Incentive Plan and $23,178 paid under the Mutual Commitment Compensation Plan.
(7)	Represents $123,372 paid under the Executive Short-Term Management Incentive Plan and $20,368 paid under the Mutual Commitment Compensation Plan.

Pension Plan

We have a noncontributory defined benefit pension plan. The following table shows the approximate annual retirement benefits that participating executive officers are expected to receive under the plan based on their pay and years of credited service.

	Years of Service
Remuneration	10	15	20	25	30	35
$125,000	$15,625	$23,438	$31,250	$39,063	$46,875	$54,688
$150,000	$18,750	$28,125	$37,500	$46,875	$56,250	$65,625
$175,000	$21,875	$32,813	$43,750	$54,688	$65,625	$76,563
$200,000	$25,000	$37,500	$50,000	$62,500	$75,000	$87,500
$225,000	$28,125	$42,188	$56,250	$70,313	$84,375	$98,438
$250,000	$31,250	$46,875	$62,500	$78,125	$93,750	$109,375
$300,000	$37,500	$56,250	$75,000	$93,750	$112,500	$131,250
$400,000	$50,000	$75,000	$100,000	$125,000	$150,000	$175,000
$500,000	$62,500	$93,750	$125,000	$156,250	$187,500	$218,750

The company defined benefit pension plan covers all compensation subject to the regulatory limit of annual compensation, which for 2004 was $205,000. The Chief Executive Officer also has a supplementary non-qualified pension plan that has the same provisions as the defined benefit pension plan except that it covers all compensation above the regulatory limit.

The estimated current credited years of service for each executive officer are as follows: Pete Anderson-17 years; Steve Speck-13 years; Stephan Gutierrez-3 years; Jeff Soman-4 years; and Robert Johnson-23 years.

Above benefits are based on a straight-life annuity and are not subject to any Social Security or other offsets.

The monthly benefit formula for the company defined benefit pension plan is 1.25% times the highest consecutive 5 year average monthly earnings times the number of years of service.

401(k) Plan and Employee Stock Ownership Plan

We presently contemplate the establishment of an “employee stock ownership plan”, or ESOP, following the consummation of the restructuring. An ESOP is a special type of qualified retirement plan described in and subject to certain requirements contained in the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974 (“ERISA”). By definition, an ESOP must be designed to invest primarily in stock of the sponsoring employer.

Historically, employees of the company and certain subsidiaries and affiliates have participated in The Restated Thrift/Profit Sharing Plan for Cooperatives (the “401(k) Plan”). Pursuant to the terms of the 401(k) Plan, eligible employees may make 401(k) elective deferrals to the plan (“401(k) contributions”), and the company has historically made matching contributions to the plan in an amount equal to 50% of each participant’s 401(k) contributions, subject to a maximum matching contribution in an amount equal to 4% of the participant’s compensation.

We anticipate that participants in the 401(k) Plan that are eligible to participate in the ESOP will be given a one-time opportunity to elect to transfer up to 33% of the assets in their 401(k) Plan account to the ESOP. We expect that such funds would subsequently be invested in company stock at a price not less than the same $10.00 per share price that is offered to the members pursuant to the subscription rights. We also anticipate that, following the establishment of the ESOP, company matching contributions for all eligible ESOP participants would no longer be made to the 401(k) Plan, but would, instead, be made to the ESOP where they would be invested in company stock.

ERISA and the Code would require shares of company stock held by the ESOP to be appraised at least once a year by a qualified independent appraiser. In addition, all purchases of company stock by the ESOP, including the shares purchased with the initial transfers from the 401(k) plan, would be required to take place at a price no greater than the appraised fair market value of such stock, and all sales of stock by the ESOP would be required to take place at a price no less than such appraised fair market value.

Long Term Incentive Plan

The FCStone Group, Inc. Long-Term Incentive Plan covers the five named executive officers listed in the Summary Compensation table. The Plan which went into effect on September 1, 2003, provides for awards to the covered officers at the end of the five year life cycle of the Plan. These awards will be based on increases in the Class A Equity, plus common and preferred stock redemption and after patronage distribution, tax and accrual for award, over the five-year life of the Plan. The threshold level of increase is a compounded 11% return on equity, at which point the participants are eligible to receive an award equal to 50% of their base salary at the beginning of the five-year life of the Plan. At the threshold level, the total award to the five participants is equal to 2.0% of the increase in the Class A Equity. As the Class A Equity increases over the threshold level, the total awards increase as a percentage of the increase in Class A Equity until the maximum level, which is based on a compounded 16% compounded return on equity, is reached. At the maximum level, the participants are eligible to receive an award equal to 200% of their base salary at the beginning of the Plan, which represents 4.9% of the increase in Class A Equity over the life of the Plan.

The Plan is administered by the Chairman of the Board, who retains the discretion to amend or terminate the Plan. At the termination of a participant’s employment, either by the company or the participant, all rights under the Plan are forfeited, except that a participant may receive a prorated award if the participant terminates employment or retires after three years with the company’s consent. A participant may also receive a prorated award upon the participant’s death, disability or retirement.

The participants are eligible for prorated awards in the event the Plan is terminated before the completion of the five-year life cycle. The prorated awards are based on the level of performance attained at the termination of the Plan and are payable immediately following the termination of the Plan. In the year ended August 31, 2004, the Company recorded an expense of $200,000 for the Plan, but made no payments to any participants under the Plan.

Employment Agreements

CEO Agreement. Pete Anderson, our CEO, has signed an employment agreement that runs for unlimited successive annual terms. Each annual term ends on the date of the company’s annual meeting. Either party may either terminate the agreement or convert it into an employment at will arrangement by notifying the other party of such intention within 10 days after the date of the annual meeting. During an annual term, the agreement may be terminated by the company for cause, by the CEO for good reason, or upon the death of the CEO. Mr. Anderson receives a base salary which is determined annually by the executive committee of the board of directors and participates in a short-term incentive plan which provides for his annual bonus. The agreement also provides that Mr. Anderson be paid deferred compensation in the amount of 15% of the annual bonus paid to the CEO. Each annual contribution to the deferred compensation plan vests over a period of 5 years. If Mr. Anderson leaves the Company for any reason other than total disability, death or retirement, he loses the right to any unvested portion of the deferred compensation. Upon the termination of the agreement, Mr. Anderson retains no right to his annual salary or bonus, he only retains the right to the vested portion of his deferred compensation plan. There is no provision of the agreement that provides for any other severance payments to the CEO upon termination of the agreement.

Agreements of Other Executive Officers. All of our other named executive officers have signed agreements that provide that their employment is “at will.” These agreements may be terminated at any time and we are not obligated to make severance payments to any of these officers. The agreements contain a non-competition provision that runs for periods ranging from one year to eighteen months after termination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Each of our directors is an executive officer of a member cooperative that is a stockholder of the company. Each of these member cooperatives uses the services of the company, and as a result, the company pays each of these member cooperatives patronage dividends based upon the business conducted with the company by the member. The following table sets forth the amounts paid by these member cooperatives for our services during our fiscal year ended August 31, 2004, and the amount of patronage dividends paid to these member cooperatives during such period.

Board Member	Board Member’s Cooperative	Amounts Paid by the Member Cooperative to the Company for Services	Patronage Paid by the Company to the Member Cooperative
Brent Bunte	New Cooperative	$218,895	$134,605
Jack Friedman	Swiss Valley Ag Center	86,009	14,130
Bruce Krehbiel	Kanza Cooperative	102,235	15,518
Tom Leiting	River Valley Cooperative	147,529	22,041
Eric Parthemore	Farmers Commission Company	38,272	6,616
Dave Reinders	Sunray Co-op	230,030	38,930
Rolland Svoboda	Pro Cooperative	154,619	25,847
Doug Derscheid	Central Farmers Cooperative	169,204	28,904
Ron Hunter	Ag Valley Cooperative	139,124	23,246
Kenneth Hahn	Planters Cooperative	140,022	20,698

Pursuant to an Asset Purchase Agreement dated April 11, 2000, we acquired certain assets of Saul Stone and Company, L.L.C. and River Brokerage, Inc. As part of that transaction, we agreed to pay the four owners of River Brokerage additional annual amounts based on future earnings related to the acquired assets (the “earn-out arrangement”). Jeff Soman, who serves as an executive vice-president of the company, is one of the four former owners of River Brokerage who has received payments from us under this earn-out arrangement. In each of the years 2002 and 2003, Mr. Soman received cash payments from us of $83,333 pursuant to the terms of the earn-out arrangement contained in the Asset Purchase Agreement. No further earn-out payments will be made for 2004 or any later year.

The company’s policy is that all transactions between the company and its officers, directors and/or five percent stockholders will be on terms no more favorable to those related parties than the terms provided to other customers of the company.

SECURITY OWNERSHIP OF THE COMPANY

BEFORE AND AFTER THE RESTRUCTURING

The following table furnishes information, as of August 31, 2004 before taking into effect the restructuring and on a pro forma basis after taking into effect the restructuring regarding beneficial ownership of the company’s common and preferred stock by each person known by us to beneficially own more than 5% of the company’s issued and outstanding common and preferred stock, each of the company’s directors and senior management (who will continue to serve as the company’s directors and senior management after the restructuring), and all of the company’s directors and senior management as a group.

	Beneficial Ownership Before Restructuring									Pro Forma Beneficial Ownership of Common Stock after Restructuring (1)
	Class A Common Stock			Class B Common Stock			Preferred Stock
Name and Address of Beneficial Owner (2)	Number		Percentage	Number		Percentage	Number		Percentage (3)	Number	Percentage
Heartland Cooperative 2829 Westown Parkway West Des Moines, Iowa 50266	—		—	1		20%	117.72		*	57,856	1.3%
Farmers Cooperative Co. P.O. Box 35 Farnhamville, Iowa 50538	—		—	1		20%	160.00		1.2%	27,687	*
West Central Cooperative Box 68 Ralston, Iowa 51459	—		—	1		20%	236.40		1.7%	83,771	1.9%
Farmland Industries P.O. Box 20111 Kansas City, Missouri 64116	—		—	1		20%	931.33		6.7%	103,920	2.4%
New Cooperative P.O. Box 818 Fort Dodge, Iowa 50501	—		—	1		20%	112.60		*	57,432	1.3%

Directors and Officers:
Brent Bunte	—		—	1	(4)	20%	112.60	(4)	*	57,432	1.3%
Jack Friedman	1	(5)	*	—		—	80.98	(5)	*	26,298	*
Bruce Krehbiel	1	(6)	*	—		—	75.02	(6)	*	23,033	*
Tom Leiting	1	(7)	*	—		—	102.98	(7)	*	32,420	*
Eric Parthemore	1	(8)	*	—		—	36.97	(8)	*	10,748	*
Dave Reinders	1	(9)	*	—		—	54.08	(9)	*	40,719	*
Rolland Svoboda	1	(10)	*	—		—	131.33	(10)	*	41,683	*
Doug Dercheid	1	(11)	*	—		—	150.00	(11)	1.1%	53,495	1.2%
Ron Hunter	1	(12)	*	—		—	104.04	(12)	*	38,734	*
Kenneth Hahn	1	(13)	*	—		—	46.32	(13)	*	23,054	*
Paul G. Anderson	—		—	—		—	—		—	—	—
Steve Speck	—		—	—		—	—		—	—	—
Stephan Gutierrez	—		—	—		—	—		—	—	—
Jeff Soman	—		—	—		—	—		—	—	—
Robert Johnson	—		—	—		—	—		—	—	—
Officers and Directors as a group (15 persons)	9		2.1%	1		20%	894.32		6.4%	347,616	8.1%

*	Less than one percent.
(1)	Does not include shares of new common stock issuable upon exercise of the subscription rights.
(2)	The address of all of the named individuals is c/o FCStone Group, Inc., 2829 Westown Parkway, Suite 200, West Des Moines, Iowa 50266.
(3)	Based on 13,870 shares of preferred stock issued and outstanding.
(4)	Represents shares held by New Cooperative in Fort Dodge, Iowa, of which Mr. Bunte is Manager.

(5)	Represents shares held by Swiss Valley Ag Center in Monticello, Iowa, of which Mr. Friedman is Manager.
(6)	Represents shares held by Kanza Cooperative in Iuka, Kansas, of which Mr. Krehbiel is Manager.
(7)	Represents shares held by River Valley Cooperative in Clarence, Iowa, of which Mr. Leiting is Manager.
(8)	Represents shares held by The Farmers Commission Company in Upper Sandusky, Ohio, of which Mr. Parthemore is President and CEO.
(9)	Represents shares held by Sunray Coop in Sunray, Texas, of which Mr. Reinders is General Manager.
(10)	Represents shares held by Pro Cooperative in Gilmore City, Iowa, of which Mr. Svoboda is General Manager.
(11)	Represents shares held by Central Farmers Cooperative in O’Neill, Nebraska, of which Mr. Derscheid is Manager.
(12)	Represents shares held by Ag Valley Cooperative in Edison, Nebraska, of which Mr. Hunter is General Manager.
(13)	Represents shares held by Planters Cooperative in Lone Wolf, Oklahoma, of which Mr. Hahn is Manager.

DESCRIPTION OF CAPITAL STOCK AFTER RESTRUCTURING

The rights of stockholders in the company are, and after the restructuring will continue to be governed by Iowa law, the articles of incorporation and the bylaws. The rights of holders of the new common stock of the company will be different in several respects from the rights of holders of the existing Class A and Class B common stock and preferred stock of the company. The following summary of the material features of the new common stock of the company does not purport to be complete and is qualified in its entirety by reference to the proposed amended and restated articles of incorporation, attached as Appendix A to this document, and the proposed amended and restated bylaws, attached as Appendix B to this document. We urge you to read these Appendices.

Capitalization

The amended and restated articles of incorporation of the company after the restructuring will provide for 40,000,000 authorized shares of stock. These will be equally divided between new common stock and preferred stock. Not all of the authorized shares will be issued. The company will issue only such shares of new common stock as are necessary to complete the restructuring, form the ESOP and issue shares pursuant to the subscription rights, and will not at this time issue preferred stock. A total of 4.31 million shares of new common stock plus shares issuable upon exercise of subscription rights not to exceed 1.33 million shares of new common stock will be issued. The board of directors will have the authority to issue additional shares of common stock or preferred stock.

Common Stock

Shares of new common stock represent an ownership interest in the company. Holders of new common stock shall have the right to vote on such matters as properly come before the stockholders for decision, shall have the right to receive dividends declared by the board of directors, and shall have rights in liquidation. Iowa law also grants holders of new common stock the right to access and review certain information regarding the company and its business affairs.

Patronage-based Rights

After the restructuring, we will no longer be considered a cooperative under Subchapter T of the Internal Revenue Code of 1986, as amended, and will not be eligible to pay patronage dividends. No patronage-based rights of any kind will accrue to members for business done with the company after August 31, 2004.

Redemption Right of the Company

We will retain the right to redeem from stockholders that do not transact any business with or through the company for two consecutive years the shares of new common stock received in the restructuring, for a period of five years from the closing of the restructuring. This redemption right will not apply to shares purchased pursuant to the subscription rights offering.

We will also retain a lien on issued common stock for indebtedness of the holder to the corporation or any of its subsidiaries or affiliates.

Potential Future Classes of Stock

We may, by resolution of our board of directors, issue shares of preferred stock. The board of directors may establish classes of preferred stock. Any other class may have designations, preferences, limitations and special rights that may be different from common stock or any other class of preferred stock.

Qualifications to Hold Stock

Following the restructuring, the articles of incorporation will no longer limit ownership of new common stock to agricultural cooperatives. Ownership of new common stock will be available to any individual, corporation or other entity which properly acquires such shares subject to the transfer requirements for the company’s common stock set forth in the bylaws.

Voting Rights

Holders of new common stock will vote on matters such as the election or removal of directors, mergers, sales of all or substantially all of the assets of the company, dissolution of the company and certain amendments to the Amended and Restated Articles of Incorporation. On such voting matters, each share of new common stock will have one vote, except to the extent the common stock held exceeds five percent of the issued and outstanding shares. Any shares held in excess of five percent are entitled to only 1/100th of a vote per share. Voting at a meeting of stockholders may be done either in person or, if authorized by the board of directors, by mail ballot or by proxy. Shares of preferred stock issued hereafter will have no voting rights unless required by law.

Meetings of Stockholders and Quorum

Under our bylaws, the annual meeting of the stockholders of the company will be held on a date and at a time and place fixed by the board of directors. Special meetings may be called by the board of directors or by an officer of the company upon the request of twenty-five percent of the stockholders entitled to cast a vote. Twenty-five percent of the shares of new common stock entitled to vote at an annual meeting of stockholders will constitute a quorum.

Dividends

Dividends may be, but are not required to be, paid on the new common stock. Any decision to grant dividends, including the size and timing of dividends, is subject to the discretion of the board of directors.

Restrictions on Transfer of Stock

The bylaws may establish certain restrictions on the ability of stockholders to transfer shares. Our new bylaws will allow the transfer of shares of new common stock to: (a) any other holder of new common stock, provided that the transferee will not hold more than five percent (5%) of the issued and outstanding common shares of the company after the transfer, and (b) any transferee approved in advance by the board of directors. New common stock issued pursuant to the restructuring is not otherwise transferable. Shares held by the ESOP will be transferable as provided in the plan.

Dissolution

A proposal for dissolution will require the affirmative vote of three-fourths of the outstanding shares of common stock. Upon dissolution of the company, subject to any priority distributions of any future class of preferred stock, the assets of the company will be distributed first to cover debts, obligations and liabilities of the company, and then the balance, if any, to the holders of common stock.

Amendments to the Articles of Incorporation and Bylaws

Our articles of incorporation may be amended from time to time by proposal of the board of directors to the stockholders that is approved by the stockholders. Any amendment to the provision of the articles requiring a three-fourths vote of the stockholders to adopt a proposal for dissolution requires the affirmative vote of three-fourths of the outstanding common shares. At any meeting of the stockholders at which a proposed amendment is duly submitted to the meeting in the manner prescribed by law, modifications or revisions of such proposed amendment may be submitted, voted upon and adopted at such meeting in the same manner, and to the same effect, as the original proposed amendment. Our bylaws may be amended from time to time by the board of directors.

DESCRIPTION OF SUBSCRIPTION RIGHTS

Any member who receives shares of new common stock pursuant to the conversion of patronage based rights under Article IV of the plan of conversion will also receive a nontransferable subscription right, which is a limited time right to purchase additional shares of new common stock. Each subscription right gives the holder the right to purchase 100 shares of new common stock for each 200 shares of new common stock received in the restructuring in exchange for patronage-based rights. The subscription rights will be issued in 100 share blocks, rounded up to the next highest multiple of 100. After taking into account the effect of rounding up to the next highest multiple of 100, subscription rights for the purchase of approximately 1.3 million shares of new common stock will be distributed.

The subscription rights must generally be exercised in full. Partial exercises are only allowed if the subscription is for at least 1,000 shares of new common stock. The exercise price of subscription rights will be $10.00 per share.

A stockholder who wishes to exercise subscription rights granted as part of the restructuring will be required to do so within 60 days after the distribution date of shares of new common stock for existing patronage based rights, as provided in Article IV of the plan of conversion. We expect the distribution date to be on or about January 31, 2005 giving each holder until approximately March 31, 2005 to exercise its subscription rights. The subscription rights of a particular holder, if not exercised, will terminate at the end of the 60-day exercise period.

Upon exercise, the member will receive shares of new common stock of the company. These shares will be identical to those issued pursuant to the conversion of Class A common stock, Class B common stock, preferred stock and patronage based rights, except that they will not be subject to redemption for failure to patronize the company. For a description of the capital stock received pursuant to the exercise of subscription rights, see “Description of Capital Stock after Restructuring.”

COMPARATIVE RIGHTS OF MEMBERS AND STOCKHOLDERS

The rights of our stockholders currently are governed by Iowa corporate law, and the existing articles of incorporation and bylaws. Upon completion of the restructuring, the rights of our stockholders will be governed by the same Iowa law and the amended and restated articles of incorporation and the bylaws. The rights of holders of new common stock in the company will be different in several respects from the rights of holders of the existing Class A and Class B common stock and preferred stock of the company.

The following is a summary of the material differences between the new common stock of the company and the company’s existing common stock. This summary is not intended to be a complete discussion of, and is qualified in its entirety by reference to, Iowa law governing corporations, and the existing articles of incorporation and bylaws of the company and the articles of incorporation and bylaws of the company, as proposed to be amended. Copies of the proposed amended and restated articles of incorporation and proposed bylaws of the company are attached as Appendices A and B to this document. You may obtain copies of the existing articles of incorporation and bylaws of the company from the company, without charge, by contacting the company at its offices.

	New Common Stock Issued by the Company	Existing Shares Issued by the Company
Classes of Stock	One class of common stock, the new common stock, will be issued. The issuance of preferred stock is authorized and we may issue preferred stock in the future.	We have issued Class A and Class B shares of common stock and have issued shares of preferred stock in two series.

Patronage Dividends	We will not pay patronage dividends	Under the cooperative structure, each of our stockholders is a customer of the company, holding a share of Class A or Class B common stock and entitled to receive patronage-based distributions.

Distributions	Future distributions, if any, will be made in the form of dividends or other distributions with respect to share ownership in accordance with our articles of incorporation, bylaws and applicable law	We do not pay regular, non-patronage dividends.

Cooperative Status	Upon completion of the restructuring, each member of the cooperative will become a holder of common stock of the company, and will cease to be a member of the company	We operate as a cooperative.

Voting	Stockholders have one vote for each share of new common stock held.	Each stockholder has one share of common stock and one vote.

Quorum Requirements	There will be no change in the quorum requirements after the restructuring.	A quorum of stockholders necessary to conduct business at a meeting will be present if 25% or more of the total number of stockholders is present (in person or by proxy).

Capitalization	We will have authorized 20,000,000 shares of common stock and 20,000,000 shares of preferred stock. Our board of directors will have complete discretion to issue and assign rights and preferences to the preferred stock, also referred to as “blank check” preferred stock.	We have two classes of common stock, Class A and Class B, and two series of preferred stock. There are 423 shares of Class A common stock outstanding (plus 125 partially-paid subscriptions), five shares of Class B common stock outstanding and 13,870 shares of preferred stock outstanding.

	New Common Stock Issued by the Company	Existing Shares Issued by the Company
Assuming completion of the restructuring as described in this proxy statement-prospectus and the appraised value of $43.1 million, we will have issued and outstanding 4.31 million shares of common stock prior to the exercise of the subscription rights.

Restrictions on Transfer	Shares may be transferred to any other holder of less than 5% of the common stock and to any transferee approved by the board of directors. ESOP shares will be transferable as provided in the plan.	Shares are not transferable except as an incident to membership.

Composition of the Board of Directors

We will maintain the current structure of our board of directors.

However, the nomination ballots distributed to stockholders will only indicate a preference for a proposed candidate. The nominees for director will actually be selected by the board of directors after considering the results of the preference ballot.

Directors are nominated on a regional basis and each director must be a resident of the region from which he is nominated. After a person is nominated for a region, he or she is placed a regional nominating ballot. The nominee obtaining the most votes is nominated for election at the annual meeting.

Directors serve three-year terms. Directors’ terms are staggered so that approximately  1/3 of the directors are elected each year.

Individual Stockholder Participation in Director Nominations

The board of directors or applicable nominating committee will consider proposed nominees suggested by individual stockholders.

In addition, stockholders may formally nominate individuals for the board of directors pursuant to the advance notice requirements of the bylaws. Nominations must be in writing and provided to the company at least 120 days before the annual meeting. If the election is to take place at a special meeting, the nomination must be received not later than the close of business on the 7th day following the date on which public announcement of the date of such meeting is first made.

Nominations may be made from the floor of the annual meeting.

Indemnification	The indemnification provisions of our articles of incorporation will be unaffected by the restructuring. We will continue to indemnify the directors and officers to the fullest extent permitted by Iowa law.	We indemnify the directors and officers to the fullest extent permitted by Iowa law.

Mandatory Redemption	The existing mandatory redemption provisions will apply to the new common stock received in the restructuring for a period of five years from the closing of the restructuring. There will be no mandatory redemption of shares purchased pursuant to the subscription rights offering.	The rights of stockholders are subject to a mandatory redemption upon the call of the board of directors in the event that a member does not patronize the company for a period of two years.

	New Common Stock Issued by the Company	Existing Shares Issued by the Company

Voluntary Redemption by the Company	We intend to redeem, from time to time, a limited number of shares of stockholders who wish to sell their interests in the company but are unable to transfer them to another stockholder or an approved purchaser. We are under no legal obligation to redeem shares, however.	We accept written requests for redemption from stockholders. The board of directors has full discretion to accept or reject the request for redemption.

Annual Meetings	We will hold our annual meeting within 180 days after the end of our fiscal year. Stockholders will have one vote for each share of new common stock held.	We hold our annual meeting within 180 days after the end of our fiscal year. Each stockholder has one common share and one vote.

Financial Reporting and Other Reports to Stockholders	As a company subject to the reporting requirements of the Securities Exchange Act, we will make annual and quarterly reports on Forms 10-K and 10-Q, provide a proxy statement, and such other reports as required by applicable law.	The company makes an annual report to stockholders

Business Combinations	At least 80% of all stockholders or at least 50% of disinterested stockholders must vote to approve a business combination with any beneficial owner of more than 5% of the issued and outstanding shares, or any affiliate or associate of such a beneficial owner.

Taxation of dividends compared with taxation of patronage dividends	A recipient of a dividend is generally required to include the dividend in ordinary income for federal income tax purposes. Distributions taxed as dividends received by stockholders taxed as C corporations generally qualify for the 70% dividends-received deduction, provided certain holding period and other requirements are met. Distributions taxed as dividends received by individual stockholders from domestic corporations are currently taxed at a reduced maximum federal income tax rate of 15%. The reduced rate is scheduled to expire in 2009.	A recipient of a patronage dividend is generally required to include the patronage dividend in ordinary income for federal income tax purposes in the year received. Recipients are required to include in income not only the amount of cash received as part of a patronage dividend, but also the fair market value of any property received and the stated dollar amount of any portion of the patronage dividend paid in qualified written notices of allocation. Under these rules, to the extent our patronage dividends have been paid in preferred stock, recipients have been required to include in income the par value of the preferred stock received.

LEGAL MATTERS

The validity of the common stock to be issued in connection with the restructuring will be passed upon by Dickinson, Mackaman, Tyler & Hagen P.C. An opinion regarding tax matters described under “The Restructuring—Material U.S. Federal Income Tax Consequences” will be issued by McDermott Will & Emery LLP.

EXPERTS

The consolidated financial statements and schedules of FCStone Group, Inc. and subsidiaries as of August 31, 2004 and 2003 and for each of the years in the three-year period ended August 31, 2004, have been included in this proxy statement-prospectus in reliance on the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

A description of the appraisal of the value of the equity of FCStone Group, Inc. as of August 31, 2004 has been included in this proxy statement-prospectus in reliance on the report of RSM McGladrey, Inc., a national business services firm engaged in the appraisal of businesses, upon the authority of said experts in business valuation.

FUTURE STOCKHOLDER PROPOSALS

Stockholders may submit business for consideration at annual or special meetings of the stockholders in accordance with the procedures set forth in the proposed bylaws. To be properly brought before a meeting of the stockholders, a proposal must be submitted by a stockholder of the company who is entitled to vote at the meeting and has given timely notice of the proposal in writing to the secretary of the company. For a regularly scheduled annual meeting of the stockholders, the secretary must receive notice of the proposal not less than 120 days prior to the date of such meeting. For a rescheduled annual meeting or other meeting, the secretary must receive the notice by the later of 10 calendar days following announcement of the date of the meeting or 120 days in advance of the meeting. The notice of proposal must set forth a brief description of the proposal, the reasons for conducting such business at a stockholder meeting, any material interest in the proposal the proposing stockholder may have, the name, address and share ownership of the proposing stockholder, and all other information with respect to such matter as would have been required to be included in any proxy statement filed pursuant to Regulation 14A.

Stockholders may also submit proposals for director nominations for consideration by the board of directors or applicable regional nominating committee. The board of directors or nominating committee, however, is not required to propose the recommended candidate for inclusion on the nominating ballot.

Stockholders may directly nominate directors at a meeting provided that the stockholder has provided written notice of its intention to make such nomination, addressed to the Secretary of the company, not later than (i) 120 days in advance of the annual meeting, or (ii) with respect to elections held at a special meeting of stockholders, by the close of business on the 7th day following public notice of such special meeting. The written notice must be sent via United States mail, postage prepaid. Email or fax submissions will not be accepted. The written notice must provide: (a) the name and address of the person making the nomination and the name of the proposed candidate; (b) a statement that the person making the nomination is a stockholder of record entitled to vote and that such person intends to appear at the meeting in person or by proxy to make the nomination; (c) the name and address of the nominating person, as they appear on the company’s books and records; (d) the amount of the nominating person’s beneficial ownership; (e) a description of any arrangement or understanding between the nominating person and each nominee; (f) information regarding the nominee sufficient to meet the requirements of Regulation 14A of the Securities and Exchange Act of 1934; (g) consent of the nominee to serve as a director; (h) a statement by the nominating person representing that the nominee possesses the minimum requirements to serve as a director and describing the expected contributions of the nominee to the board of directors and governance of the company; (i) a statement regarding whether, in the view of the nominating person, the nominee would represent all the stockholders and not advance or favor the positions of any particular stockholder or constituent of the company. The written notice must be accompanied by a consent, from the nominee, to be interviewed by the board of directors or applicable nominating committee. Any nominee proposed for a Class I director position must meet the qualifications for such position as provided in the bylaws. Under the bylaws, the nominee must be a resident of the region from which he or she is nominated and be an employee of a stockholder of such region.

WHERE YOU CAN FIND MORE INFORMATION

The company has not filed any annual, quarterly and current reports with the SEC, but will do so after the restructuring. You may read and copy any reports that the company files at the SEC’s Public Reference Room at 450 Fifth Street, N.W. in Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The reports also will be available from commercial document retrieval services and at the SEC’s web site (http://www.sec.gov). Information found on our website is not a part of this proxy statement-prospectus.

You should rely only on the information contained in this document to vote on the restructuring. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated                     , 2004. You should not assume that the information contained in this document is accurate as of any other date, and neither the mailing of this document to stockholders nor the issuance of common stock in the restructuring shall create any implication to the contrary.

Report of Independent Registered Public Accounting Firm

The Board of Directors

FCStone Group, Inc.:

We have audited the accompanying consolidated statements of financial condition of FCStone Group, Inc. and subsidiaries (the Company) as of August 31, 2004 and 2003 and the related consolidated statements of operations, members’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended August 31, 2004. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules I and II for each of the years in the three-year period ended August 31, 2004. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FCStone Group, Inc. and subsidiaries as of August 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/    KPMG LLP

Des Moines, Iowa

November 19, 2004

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except share and per share amounts)

	August 31,
	2004	2003
ASSETS
Cash and cash equivalents:
Unrestricted	$7,943	$5,106
Restricted	1,403	1,400
Segregated	42,786	5,668
Commodity deposits and accounts receivable:
Commodity exchanges and clearing organizations — customer segregated, including United States treasury bills and notes of $364,040 in 2004, $233,599 in 2003	292,597	208,625
Proprietary commodity accounts	20,879	16,114
Customer regulated accounts in deficit secured by U.S. Treasury bills and notes of $36,634 in 2004 and $89,699 in 2003 included above	38,964	91,630

Total commodity deposits and accounts receivable	352,440	316,369

Marketable securities, at fair value — Customer segregated and other (including other of $299 in 2004 and $100 in 2003)	57,799	34,658
Accounts receivable and advances on grain	106,867	87,244
Notes receivable	2,079	11,810
Inventories — grain and fuel	12,198	23,030
Exchange memberships, at cost (fair value of $2,785 in 2004, $1,410 in 2003) (note 2)	1,155	1,155
Investment in clearing firms stock, at cost	67	1,079
Furniture, equipment, and improvements, net of accumulated depreciation of $3,734 in 2004 and $4,336 in 2003	8,652	3,025
Construction in progress (note 6)	—	5,569
Deferred income taxes (note 3)	2,710	2,886
Investments in affiliates and others	1,701	1,635
Investments in cooperatives	1,452	1,166
Other assets	4,575	2,933

	$603,827	$504,733

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Checks written in excess of bank balance	$8,022	$—
Commodity and customer regulated accounts payable	411,660	327,861
Trade accounts payable and advances	68,807	38,654
Accrued expenses	16,196	14,942
Notes payable (note 8)	41,531	76,048
Subordinated debt (note 10)	5,750	500
Patronage refunds payable in cash	1,869	1,429
Obligations under capital leases	4,675	5,363

Total liabilities	558,510	464,797

Minority interest (note 1)	5,488	4,109

Members’ equity (notes 5 and 7):
Preferred stock, nonvoting; $1,000 par value per share, nondividend-bearing, authorized 50,000 shares:
Series I issued 12,972.35 shares in 2004; 13,101.33 shares in 2003	12,972	13,102
Series II issued 897.61 in 2004; 904.16 shares in 2003	898	904
Common stock:
Class A, voting; $5,000 par value per share, nondividend-bearing, authorized 2,000 shares	2,369	2,753
Class B, voting; $100,000 par value, nondividend-bearing, authorized 100 shares `	500	500
Accumulated other comprehensive loss (note 4)	(3,039)	(3,932)
Retained earnings	26,129	22,500

Total members’ equity	39,829	35,827

Commitments and contingencies (notes 6, 9, and 11)

	$603,827	$504,733

See accompanying notes to consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended August 31,
	2004	2003	2002
Revenues:
Commissions — commodity futures and options	$50,443	$41,034	$37,201
Service, consulting and brokerage fees	12,622	11,162	10,834
Clearing and transaction fees	16,041	7,013	3,824
Interest	4,354	4,762	3,634
Other	2,334	1,483	469
Sales of grain and fuel	1,537,793	1,166,554	839,980

Total revenues	1,623,587	1,232,008	895,942

Costs and expenses:
Cost of grain and fuel sold	1,521,925	1,154,103	830,188
Employee compensation and broker commissions	28,502	24,111	21,835
Pit brokerage and clearing fees	26,743	16,152	11,557
Introducing broker commissions	10,016	7,881	7,802
Employee benefits and payroll taxes (note 4)	6,850	5,725	4,498
Office, equipment and facilities rent and expenses (note 6)	4,552	4,461	3,666
Communications and marketing information	2,831	2,804	2,689
Interest	4,790	3,192	1,297
Travel and related	2,049	1,624	1,630
Depreciation and amortization	833	803	850
Other operating expenses	5,476	5,086	4,662

Total costs and expenses	1,614,567	1,225,942	890,674

Income before income tax expense and minority interest	9,020	6,066	5,268
Minority interest (note 1)	576	561	600

Income after minority interest and before income tax expense	8,444	5,505	4,668

Income tax expense (note 3)	2,030	1,200	1,280

Net income	$6,414	$4,305	$3,388

See accompanying notes to consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY AND COMPREHENSIVE INCOME

(in thousands)

	Preferred Stock	Common Stock		Accumulated Other Comprehensive Loss	Retained Earnings	Total Members’ Equity
		Class A	Class B
Balance at August 31, 2001	$13,622	$2,863	$500	$—	$18,083	$35,068
Net income	—	—	—	—	3,388	3,388
Pension adjustment	—	—	—	(1,927)	—	(1,927)

Total comprehensive income						1,461
Transfer of Class A to preferred stock due to member reorganizations	88	(88)	—	—	—	—
Patronage refunds:
Payable in cash:
Class A	—	—	—	—	(548)	(548)
Class B	—	—	—	—	(391)	(391)
Application of current year patronage to common and preferred stock	303	32	—	—	(335)	—
Cash received on shares issued and subscribed	—	1	—	—	—	1
Cash disbursed on shares retired	(393)	(26)	—	—	—	(419)

Balance at August 31, 2002	13,620	2,782	500	(1,927)	20,197	35,172

Net income	—	—	—	—	4,305	4,305
Pension adjustment	—	—	—	(2,005)	—	(2,005)

Total comprehensive income						2,300
Transfer of Class A to preferred stock due to member reorganizations	67	(67)	—	—	—	—
Patronage refunds:
Payable in cash:
Class A	—	—	—	—	(948)	(948)
Class B	—	—	—	—	(482)	(482)
Application of current year patronage to common and preferred stock	525	47	—	—	(572)	—
Cash received on shares issued and subscribed	—	2	—	—	—	2
Cash disbursed on shares retired	(206)	(11)	—	—	—	(217)

Balance at August 31, 2003	14,006	2,753	500	(3,932)	22,500	35,827

Net earnings	—	—	—	—	6,414	6,414
Pension adjustment	—	—	—	893	—	893

Total comprehensive income	—	—	—			7,307
Transfer of Class A to preferred stock due to member reorganizations
	49	(49)	—	—	—	—
Patronage refunds:
Payable in cash:
Class A	—	—	—	—	(1,420)	(1,420)
Class B	—	—	—	—	(449)	(449)
Application of current year patronage to common and preferred stock
	851	65	—	—	(916)	—
Cash received on shares issued and subscribed
	—	1	—	—	—	1
Cash disbursed on shares retired	(1,036)	(401)	—	—	—	(1,437)

Balance at August 31, 2004	$13,870	$2,369	$500	$(3,039)	$26,129	$39,829

See accompanying notes to consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended August 31,
	2004	2003	2002
Cash flows from operating activities:
Net income	$6,414	$4,305	$3,388
Depreciation and amortization, including amounts in cost of grain and fuel sold of $28 in 2004; $34 in 2003; and $34 in 2002	861	837	884
Gain on disposal of Chicago Board of Trade Clearing Corporation Stock	(833)	(263)	—
Equity in earnings of affiliates	(66)	(175)	(43)
Minority interest, net of distributions	1,380	351	516
Change in commodity accounts receivable/payable, marketable securities and customer segregated funds, net	(12,535)	(576)	(701)
Increase in accounts receivable and advances on grain	(19,622)	(25,845)	(23,981)
Decrease (increase) in inventory — grain and fuel	10,831	(7,197)	(3,747)
Increase in other assets	(1,627)	(1,202)	(50)
Increase (decrease) in accounts payable	30,152	20,389	(2,459)
Increase in accrued expenses	2,147	1,609	1,103

Net cash used in operating activities	17,102	(7,767)	(25,090)

Cash flows from investing activities:
Purchase of furniture, equipment, and improvements	(918)	(767)	(978)
Net change in investment in marketable securities	—	1	(8)
Collections (issuance) of notes receivable	9,732	2,503	(14,314)
Purchase of exchange seat	—	—	(1)
Purchase of CME clearing firm stock	(68)	—	—
Proceeds from sale of Chicago Board of Trade Clearing Corporation Stock	1,912	648	—

Net cash provided by (used in) investing activities	10,658	2,385	(15,301)

Cash flows from financing activities:
Increase in checks written in excess of bank balance	8,022	—	—
(Payments on) proceeds from note payable, net	(34,517)	11,035	40,834
Proceeds from issuance of Class A common stock	1	2	1
Payment for redemption of stock	(1,437)	(217)	(419)
Payment of prior year patronage	(1,429)	(937)	(1,849)
Payments under capital lease	(688)	(138)	—
Proceeds from subordinated debt	5,750	—	—
Payment of subordinated debt	(500)	(500)	—
Monies deposited in escrow	—	(1,400)	—
Debt issuance costs	(125)	—	—

Net cash (used in) provided by financing activities	(24,923)	7,845	38,567

Net increase (decrease) in cash and cash equivalents — unrestricted	2,837	2,463	(1,824)

Cash and cash equivalents — unrestricted — at beginning of year	5,106	2,643	4,467

Cash and cash equivalents — unrestricted — at end of year	$7,943	$5,106	$2,643

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$4,785	$3,154	$1,226
Income taxes	2,057	1,187	1,386

Supplemental disclosure of noncash investing and financing activities:
Application of current year patronage to common and preferred stock	916	572	335
Transfer of Class A common stock to preferred stock, due to member reorganizations	49	67	88
Transfer of retained earnings to patronage payable, due to patronage refunds	1,869	1,430	939

See accompanying notes to consolidated financial statements.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

ORGANIZATION

The accompanying consolidated financial statements include the financial statements of FCStone Group, Inc. and its wholly owned subsidiaries, FCStone, L.L.C. (FCStone); FCC Investments, Inc. (FCC Investments); FCStone Trading L.L.C. (FCStone Trading); FCC Futures, Inc.; FCStone Financial, Inc. (FCStone Financial); FCStone Forex LLC; and 70% owned FGDI, L.L.C. (FGDI); and 70% owned FCStone Merchant Services, LLC (FCStone Merchant Services) (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

FCStone is a commodity futures commission merchant servicing customers primarily in grain and energy related businesses. FCC Investments is registered as a securities broker-dealer. FCStone Trading provides risk management services, acts as a dealer in over-the-counter derivative contracts on physical commodities, and operates a division that purchases and sells liquid fuels to participating members. FCC Futures, Inc. acts as a guaranteed introducing broker of FCStone and is registered with the National Futures Association. FCStone Financial provides railcar services to grain companies through leasing and subleasing of railcars. FCStone Financial also enters into sale/repurchase agreements with grain companies for the purchase and sale of certain commodities. FCStone Forex LLC provides over-the-counter interbank currency dealing services to self-directed and professionally managed client accounts. FGDI’s primary purpose is providing grain companies services relating to grain merchandising. FCStone Merchant Services provides specialized financing through inventory repurchase arrangements, transactional commodity finance arrangements, and processing and tolling arrangements.

The Company’s investment in Farmers Commodities Transportation Company, LLC (FCTC) represents 10% of the outstanding member units and is reported under the equity method at August 31, 2004 and 2003. FCTC provides railcar service through the leasing and subleasing of railcars and brokering the usage of these cars. FCStone provides management services, including accounting, administrative, personnel, and office space, to FCTC and has two members on FCTC’s board of directors. The Company also has minority holdings in two other entities, Lehi Mills L.L.C. and Hurley & Associates, both of which are carried under the equity method.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMMODITY DEPOSITS AND ACCOUNTS RECEIVABLE/PAYABLE

Commodity accounts include equities and deficits in open futures and option contracts and funds received to margin or guarantee commodity transactions. The Company is obligated to fund margin calls on open contracts and, in turn, receives reimbursement from customers for maintenance of their respective margins. In accordance with the Commodity Futures Trading Commission’s regulations, customer funds received to margin, guarantee, and/or secure commodity futures transactions are segregated and accounted for separately. Commodity deposits and receivables with clearing organizations and commodity customer payables are reported gross except where a right of offset exists.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARKETABLE SECURITIES

Marketable securities consist of short-term overnight investments in U.S. Treasury and U.S. Government Agency repurchase agreements and money market funds allowed by the Commodities Futures Trading Commission’s regulations for segregated customer funds. These securities are reported at market value, which approximates cost given their short-term nature. Unrealized gains and losses are recognized in other comprehensive income.

TRADE ACCOUNTS RECEIVABLE

The Company records trade receivables due from its customers at the time sales are recorded in accordance with its revenue recognition policy. The future collectibility of these amounts can be impacted by the Company’s collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it believes may become uncollectible through reviewing the historical aging of its receivables and by monitoring the financial strength of its customers. If the Company becomes aware of a customer’s inability to meet its financial obligations (e.g., where it has filed for bankruptcy), the Company establishes a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected.

INVENTORIES

Grain inventories are carried at market value, which is net realizable value (NRV). NRV is determined by estimating selling prices in the applicable market location and related costs of disposal in the ordinary course of business. Realized and unrealized gains and losses on futures contracts are credited or charged to current cost of sales.

In fiscal year 2003, FCStone Trading adopted EITF 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities. The impact of the implementation of EITF 02-3 on the financial statements for the fiscal year ended 2003 was applied prospectively, as the effects were not significant to the Company.

Fuel inventory is recorded at the lower of cost or market using the first-in, first-out (FIFO) method. Additionally, FCStone Trading has minimum line fill requirements at two pipeline companies totaling 588,000 gallons of liquid fuels. If such line fill requirements are not met, the Company cannot deliver product again until they are met. FCStone Trading is required by certain fuel suppliers to make payment for fuel prior to line fills. Such payments have been reported as inventory and amounted to $1,327,000 and $0 at August 31, 2004 and 2003 respectively.

A summary of inventories as of August 31, 2004 and 2003 are as follows:

	2004	2003
Grain	$9,164,408	$19,329,769
Fuel	3,034,270	3,699,981

	$12,198,678	$23,029,750

OPEN CONTRACTS AND HEDGE POLICY – GRAIN

Open cash and futures contracts for the purchase and sale of grain are reported at market value, and the resulting gains or losses are recognized currently in earnings. The Company is exposed to risks that it may

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

not have sufficient grain to deliver into its contracts and thus would be obligated to purchase grain at prevailing market rates in order to meet such commitments. The Company follows the policy of hedging its grain transactions through the use of those contracts in order to minimize risk due to market fluctuations. Hedge margin accounts are carried at net liquidating valuations as of the balance sheet date. The value of the underlying contracts are $2,874,592 and $1,273,029 at August 31, 2004 and 2003, respectively.

HEDGE POLICY – FUEL

The Company follows the policy of hedging its fuel purchases made on behalf of its customers to minimize the risk due to market fluctuations. The gains and losses relating to closed hedge positions are either billed to or returned to the participant members and are allocated based upon their respective volume of business. The Company is exposed to credit risk of participating members, to the extent they fail to settle their obligations.

Balances receivable from or due to Fuel Alliance members under these hedging contracts are reported at market value based on publicly available third-party pricing services and reflected as other receivables or accounts payable – customers in the financial statements and the related unrealized gain or loss is recorded in cost of fuel sold.

FURNITURE, EQUIPMENT, SOFTWARE, AND IMPROVEMENTS

Furniture, equipment, software, and improvements are recorded at cost. Expenditures for maintenance, repairs, and minor replacements are charged to operations, while expenditures for major replacements and betterments are capitalized.

FGDI had leased property, primarily comprised of grain bins, under a capital lease with an asset balance of $5,568,750 at August 31, 2004 and 2003 (see note 6).

Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets. Furniture, equipment, and leasehold improvements are depreciated over five to forty years. Software is depreciated over a useful life of three years. Capital leases for grain bins are depreciated over a useful life of 10 years.

CASH AND CASH EQUIVALENTS — UNRESTRICTED

Cash equivalents consist of investments with original maturities of three months or less and include money market funds totaling $3,261,900 and $2,246,423 at August 31, 2004 and 2003, respectively.

CASH AND CASH EQUIVALENTS — RESTRICTED

FCStone Trading and FGDI have deposited monies into an escrow account held at a financial institution, in connection with FGDI’s capital lease obligation (see note 6). The deposited funds, and all earnings, are required to be held in escrow until repayment of the bond sinking fund.

CASH AND CASH EQUIVALENTS — SEGREGATED

Pursuant to requirements of the Commodity Exchange Act, funds deposited by customers relating to futures contracts in regulated commodities must be carried in separate accounts which are designated as segregated customers’ accounts. At August 31, 2004 and 2003, cash and cash equivalents – segregated included an interest bearing cash account of $35,118,576 and $0, respectively, for deposit of customer funds.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MINORITY INTERESTS

Minority interest in net assets and income reflected in the accompanying consolidated financial statements consists of:

a) A 30% minority interest held by an unaffiliated third party in FGDI, a U.S. Limited Liability Company, for 2004, 2003, and 2002.

b) A 30% minority interest held by an unaffiliated third party in FCStone Merchant Services, a U.S. Limited Liability Company for 2004.

The following tables set forth the components of minority interest in the consolidated balance sheets:

	August 31
	2004	2003
FGDI, LLC	$4,581,418	4,108,796
FCStone Merchant Services, LLC	906,921	—

Total	$5,488,339	4,108,796

COMMISSION REVENUE AND EXPENSE

Commissions on futures contracts are recognized when the related open commodity futures transaction is closed. Commissions on option contracts are recognized upon the purchase or sale of the option. Grain brokerage fees are recognized when earned.

SERVICE AND CONSULTING FEES

Risk management service and consulting fees are billed and recognized as revenue on a monthly basis when such services are provided. Such agreements are generally for one-year periods but are cancelable by either party with a 30-day notice.

CLEARING AND TRANSACTION FEES

Clearing and transaction fees are charged when each trade is made (opened and closed).

REVENUE RECOGNITION ON PURCHASE AND SALE OF GRAIN AND FUEL

The Company recognizes revenue on sales when the agricultural products or fuel are shipped and/or the customer takes ownership and assumes risk of loss. In addition, in accordance with accounting principles generally accepted in the United States of America, revenues from certain activities should be reported gross with a separate display of cost of sales. Revenues from our grain merchandising and fuel sales have been presented gross. These grain merchandising and fuel sales include activities in which we are the primary obligor responsible for fulfillment, act as principal, change the product or perform part of the service, take title to the inventory and assume the risk and rewards of ownership, such as the risk of loss for collection and delivery.

OTHER REVENUES

The Company reports its equity in the earnings of unconsolidated affiliates as other revenue. This amounted to $65,569, $185,304, and $43,358 in 2004, 2003, and 2002, respectively.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recorded a gain on the sale of its investment in The Clearing Corporation stock of $832,880 in 2004 and $263,015 in 2003.

PATRONAGE REFUNDS

The Company operates on a cooperative basis; accordingly, substantially all savings arising from business transacted with or for members are allocated to them in the form of cash or members’ equity.

INCOME TAXES

The Company operates as a nonexempt cooperative under Sections 1381 through 1388 of the Internal Revenue Code. Accordingly, federal income taxes are based on nonmember savings and the portion of member savings not allocated as patronage refunds, if any. The companies file a consolidated income tax return, and income taxes are allocated to the companies on the basis of their taxable income.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

RECLASSIFICATIONS

Certain amounts, as reported in the prior year’s financial statements, have been reclassified to conform with the current year presentation.

2. EXCHANGE MEMBERSHIPS

The costs of the Company’s exchange memberships include seats on the Chicago Board of Trade, the Board of Trade of Kansas City, Missouri, Inc., the Minnesota Grain Exchange, and the Chicago Mercantile Exchange. These memberships cost the Company $991,150, $111,000, $10,500, and $42,000, respectively.

3. INCOME TAXES

Income tax expense consists of current and deferred taxes as follows:

	2004	2003	2002
Current:
Federal	2,425,700	1,164,800	1,137,300
State and local	256,300	75,200	102,700

Total current	2,682,000	1,240,000	1,240,000

Deferred:
Federal	(615,700)	(37,800)	36,600
State and local	(36,300)	(2,200)	3,400

Total deferred	(652,000)	(40,000)	40,000

Total income tax expense	2,030,000	1,200,000	1,280,000

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total income tax expense differs from the “expected” tax expense computed by applying the federal income tax rate of 34% to earnings before income tax expense as follows:

	2004	2003	2002
“Expected” tax expense	$2,870,937	$1,871,799	$1,586,960
Patronage refund deduction	(1,002,609)	(680,678)	(430,171)
State income tax	145,300	48,169	70,000
Other	16,372	(39,290)	53,211

Income tax expense	$2,030,000	$1,200,000	$1,280,000

The tax effects of temporary differences that give rise to deferred income tax assets are:

	2004	2003
Pension liability	$1,295,000	$2,123,000
Deferred compensation	1,036,700	609,300
Bad debt reserve	124,200	115,200
All other assets	254,100	38,500

Net deferred tax assets	$2,710,000	$2,886,000

Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

4. RETIREMENT PLANS

The Company has a noncontributory retirement plan, which is a defined benefit plan that covers substantially all employees. The Company’s policy is to fund amounts that are intended to provide for benefits attributed to service to date.

The following table presents changes in, and components of, the Company’s net liability for retirement costs:

Changes in Benefit Obligation	2004	2003
Benefit Obligation at beginning of year	$16,604,588	$11,215,691
Service Cost with interest	1,624,129	1,157,413
Interest Cost	988,797	838,582
Assumption Changes	(769,016)	3,373,469
Actuarial (gain)/loss	245,927	268,711
Benefits Paid	(262,405)	(249,278)

Benefit Obligation at end of year	18,432,020	16,604,588

Changes in Plan Assets
Fair Value at beginning of year	7,217,997	6,403,797
Actual Return	1,391,001	83,496
Employer Contribution	2,188,322	979,982
Benefits Paid	(262,405)	(249,278)

Fair Value at end of year	10,534,915	7,217,997

Funded Status	(7,897,105)	(9,386,591)
Unrecognized actuarial (gain)/loss	7,189,412	9,006,087
Contributions from Measurement Date to Fiscal Year End	867,120	916,555
Minimum Liability	(3,755,667)	(5,853,525)

Accrued pension cost	$(3,596,240)	$(5,317,474)

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The retirement benefit obligation was based upon an annual measurement date of June 30 and was determined using the following weighted-average assumptions:

	2004	2003
Weighted-average assumptions:
Discount rate—end of year	6.25%	6.00%
Expected return on assets	8.50%	8.50%
Rate of compensation increase—based on age graded scale	3.50% to 7.20%	3.50% to 7.20%

The components of retirement benefit costs recognized in the consolidated statements of operations were as follows:

	2004	2003	2002
Service cost	$1,624,129	$1,157,413	$631,341
Interest cost	988,797	838,582	563,144
Less: Actual return on assets	1,391,001	83,496	(472,896)
Net amortization and deferral	1,293,586	(124,990)	(1,001,118)

	$2,515,511	$1,787,509	$666,263

A change in the minimum pension liability resulted in a $893,234 after-tax reduction to other comprehensive loss in 2004 and a $2,004,985 after-tax charge to other comprehensive loss in 2003.

The following table sets forth the actual asset allocation for the years ended August 31, 2004 and 2003, and the target asset allocation for the Company’s plan assets:

	August 31,		Target Asset Allocation (1)
	2004	2003
Equity securities	71%	64%	60% to 65%
Debt securities	29%	36%	35% to 40%

Total	100%	100%

(1)	The long-term goal for equity exposure and for fixed income exposure is considered to be a maximum of 65% and 40%, respectively, of the fund at market value. The exact allocation at any point in time is at the discretion of the investment manager, but should recognize the need to satisfy both the volatility and the rate of return objectives for equity exposure, and satisfy the objective of preserving capital for the fixed income exposure.

The assets of the qualified pension plan are managed in a way that reflects the uniqueness of the Plan:

•	Over the long-term, the risk of owning equities has been, and should continue to be, rewarded with a somewhat greater return than that available from fixed income investments.

•	The role of fixed income investments are recognized as vehicles with the potential for dampening the volatility of rates of return, while producing a predictable stream of income.

The following Investment Objectives are believed to be reasonable and achievable within the guidelines of the Investment Philosophy:

•	Over the long-term, the Plan should achieve a minimum average total rate of return of four percentage points (4.0%) above the rate of inflation as measured by the Consumer Price Index.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	The real rate of return goal assumes the following: real rate of return for equities of 6.0% and a real rate of return for fixed income of 2.0%.

•	The fund variability should be no greater than the average variability of the markets themselves.

•	Relative and comparative performance will also be a factor in the evaluation of the quality of investment management services rendered.

The Company expects to contribute approximately $2 million to the pension plan during 2005.

The following benefit payments, which reflect expected future service, are expected to be paid:

Fiscal Year	Pension Benefits
2005	$307,390
2006	351,889
2007	389,750
2008	460,784
2009	540,878
2010 - 2014	4,853,708

The Company participates in a 401(k) plan in the Thrift/Savings Plan for Cooperatives, a defined contribution plan. The Company contributed approximately $813,000, $710,000, and $660,000 to the 401(k) plan during 2004, 2003, and 2002, respectively.

5. ADJUSTED NET CAPITAL REQUIREMENTS

Pursuant to the rules, regulations, and requirements of the Commodity Futures Trading Commission and other regulatory agencies, FC Stone is required to maintain certain minimum net capital as defined in such rules, regulations, and requirements. Net capital and the related net capital requirement may fluctuate on a daily basis. FC Stone’s adjusted net capital and minimum net capital requirement at August 31, 2004 and 2003 were as follows:

	2004	2003
Adjusted net capital	$23,426,399	$14,769,354

Minimum net capital requirement	$11,842,162	$7,537,309

The rules, regulations, and requirements of the Commodity Futures Trading Commission prohibit the withdrawal of equity if, after giving effect to such withdrawal and capital reductions which are scheduled to occur within six months, adjusted net capital is less than the greater of $375,000 or 7% of the amount required to be segregated.

FCC Investments, Inc. is required to maintain certain net capital as defined by the Securities and Exchange Commission. At August 31, 2004 and 2003, FCC Investments net capital was $346,898 and $183,116, respectively. The minimum net capital requirement was $250,000 and $5,000 at August 31, 2004 and 2003, respectively.

6. COMMITMENTS

The Company leases office space, equipment, automobiles, and an airplane under noncancelable operating leases which expire on various dates through 2007. Most of the Company’s leases provide that the Company pay

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

taxes, maintenance, insurance, and other operating expenses. At August 31, 2004, minimum rental payments due under operating leases were as follows: 2005, $1,903,000; 2006, $1,579,000; 2007, $1,298,000; 2008, $1,079,000; and 2009, $967,000.

The rental expense under the above operating leases was approximately $1,862,000, $1,968,000, and $1,688,000 in 2004, 2003, and 2002, respectively.

FCStone Financial leases covered hopper cars and, in turn, subleases these cars to a railroad company. The original operating lease expired on September 30, 2002, and FCStone Financial continues to lease the cars on a month-to-month basis as allowed under the original lease terms. Rental expense under this lease totaled approximately $642,000, $620,000, and $588,000 in 2004, 2003, and 2002, respectively. The original sublease also expired on September 30, 2002 and was renewed on a cancelable basis for a three year period beginning October 1, 2002. Annual lease rentals under this agreement are expected to be approximately $757,000 in 2005. Sublease rental income totaled approximately $830,000, $795,000, and $764,000 in 2004, 2003, and 2002, respectively.

During the year ended August 31, 2003, FGDI entered into a lease agreement for grain bins that were under construction, and recorded a capitalized asset and capital lease obligation of $5.5 million. Construction of the grain bins was completed in August 2004, and testing of the facilities was on-going at August 31, 2004. The capitalized asset will be placed into service during the 1st fiscal quarter of 2005. FGDI made payments on the lease equal to $687,500 and $137,500 during 2004 and 2003, respectively. The lease expires December 1, 2012 and annual minimum lease payments are equal to $550,000. FGDI also leases grain storage facilities under various operating leases with expiration dates ranging from August 31, 2005 through September 30, 2013. FGDI leases covered hopper cars for use in its Ohio operations under various operating leases from unrelated parties, with term ranging from twelve to sixty months. Rental expenses under these leases, which are included in cost of sales, totaled approximately $1,987,000, $1,647,000, and $1,486,000 in 2004, 2003, and 2002, respectively.

FGDI’s approximate future minimum rental payments for the above facilities and railcars for subsequent fiscal years are as follows: 2005, $4,169,000; 2006, $2,400,000; 2007, $1,785,000; 2008, $1,752,000; and 2009, $1,719,000.

FGDI leases various office space and grain storage facilities under year-to-year operating leases. Rental expense for these offices and facilities was approximately $191,000, $303,000, and $217,000 in 2004, 2003, and 2002, respectively. FGDI also leases office space in North Carolina. Under this agreement, the Company has future minimum rental payments of $5,425 in fiscal year 2005. FGDI also rents equipment periodically throughout the year under day-to-day agreements. Rent expense for equipment was approximately $32,000, $19,000, and $44,000 in 2004, 2003, and 2002, respectively.

At August 31, 2004 and 2003, FCStone Trading has entered into 45,651 and 55,456 swap or option contracts, respectively, for energy related products and grain products with customers and has entered into offsetting contracts with counterparty energy producers and others. The notional value at August 31, 2004 and 2003 relating to these swap and option contracts was approximately $312 million and $263 million, respectively. The customers are required to maintain margin accounts with FCStone Trading regarding the swap contracts. In the event the counterparty was unable to meet its contractual obligations, FCStone Trading may be exposed to the risk of purchasing energy related products at prevailing market prices. To mitigate this risk, FCStone Trading has purchased credit swap derivatives that provide coverage of at least 1.43 times the counterparty exposure level. The unrealized gains and losses on the swap and option contracts are reported at gross, included in Accounts receivable and advances on grain and Trade accounts payable and advances, respectively, in the accompanying statement of financial condition.

FCStone Merchant Services has a noncancelable operating lease for office space in New Jersey. The lease is for an initial three year term expiring on June 30, 2007. The lease contains a renewal option for an additional five

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

year term and requires payment of all executory costs, such as maintenance and liability insurance. Rent expense associated with this lease totaled approximately $11,000 in 2004. Future minimum lease payments under the lease for each of the three years subsequent to August 31, 2004 are: $66,000 in 2005, $66,000 in 2006, and $55,000 in 2007.

7. MEMBERS’ EQUITY

The Company has an equity plan whereby each member’s individual contribution to equity is determined by reference to its individual volume of futures business with FCStone or grain merchandising business with FGDI. This is achieved by the distribution of noncash current patronage in the form of preferred stock. Current patronage is paid 40% in cash, with the balance allocated first to offset amounts unpaid on subscriptions for Class A common stock (Class B common stock is paid in full as a condition of membership); second, paid in the form of distribution of Series I preferred stock to meet minimum Series I preferred stock requirements as provided in the plan; third, paid in the form of distribution of Series II preferred stock for remaining FGDI patronage to meet minimum Series II preferred stock requirements as provided in the plan; and fourth, any remaining balance is payable in cash to the extent the board of directors determines that the Company has sufficient resources to make such payment consistent with prudent business practice.

Following is a reconciliation of Class A and Class B common stock issued and subscribed at August 31, 2004 and 2003:

	2004		2003
	Class A	Class B	Class A	Class B
549 shares in 2004 and 722 shares in 2003 (424 shares issued in 2004, 482 shares in 2003, and 125 shares subscribed in 2004, 240 shares in 2003) at $5,000 par value	$2,745,000	$—	$3,610,000	$—
5 shares at $100,000 par value		500,000	—	500,000
Stock subscriptions to be satisfied by future patronage and/or cash	(376,435)	—	(856,745)	—

8. NOTES PAYABLE

During 2004, the Company entered into an unsecured line of credit agreement with Deere Credit in the amount of $8,250,000. The availability of the line of credit is subject to annual review. The continued availability of this line of credit is subject to the Company’s financial condition and operating results continuing to be satisfactory to Deere Credit. Borrowings under this line are on a demand basis and bear interest at the prime rate established by Citibank, N.A. The Company’s borrowings outstanding under this line of credit at August 31, 2004 was $8,250,000.

FCStone has an unsecured line of credit with Harris Trust and Savings Bank, Chicago, Illinois (Harris) in the amount of $15.0 million. The availability of the line of credit at Harris is subject to annual review. The continued availability of this line of credit is subject to the Company’s financial condition and operating results continuing to be satisfactory to Harris. Borrowings under this line are on a demand basis and bear interest at the prime rate as announced by Harris. There were no borrowings outstanding under this line of credit at August 31, 2004 or 2003.

FCStone has unsecured lines of credit with Deere Credit, Inc. in the amount of $45,750,000. The lines are comprised of a $38,750,000 margin call line, expiring March 1, 2005, and a $7.0 million subordinated debt line, expiring December 1, 2005. The margin call line of credit is subject to annual review, and continued availability

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of this line of credit is subject to the Company’s financial condition and operating results continuing to be satisfactory to Deere Credit, Inc. Borrowings under this line are on a demand basis and bear interest at 0.35% under the Prime rate or base rate of interest established by Citibank, N.A. There were no borrowings outstanding under this line of credit at August 31, 2004 and 2003. The subordinated revolving line of credit bears interest at the rate of 4.8% in excess of LIBOR. Unused portions of the credit facility require a commitment fee of ½ percent on the unused commitment. Borrowings outstanding under this line of credit were $4,000,000 at August 31, 2004. There were no borrowings outstanding under this line of credit at August 31, 2003.

On September 9, 2004, FGDI amended the line of credit with National Bank for Cooperatives (CoBank). FGDI’s amended line of credit with CoBank is for an amount of up to $97,500,000. The commitment expires April 1, 2005 and carries an interest rate on a variable basis indexed to CoBank’s national variable rate, as defined in the agreement. The interest rate was 3.31% at August 31, 2004. The line of credit is secured by inventories, accounts receivable, and intangible properties. The line of credit requires FGDI to maintain an excess of total assets over total liabilities of not less than $9,000,000 at the end of each month and a ratio of total debt to working capital not to exceed 10:1 at the end of each month. The Company was not in compliance with the borrowing base limit from February 29, 2004 to June 30, 2004, but received a written waiver from CoBank. The Company was in compliance with such borrowing base limit at August 31, 2004. The loan agreement with CoBank requires the Company to acquire and maintain non-voting participation certificates in CoBank, in amounts determined in accordance with CoBank’s bylaws and capital plan. The borrowings outstanding under this line of credit at August 31, 2004 and 2003 were $26,504,115 and $58,776,605, respectively.

During 2004, FGDI entered into agreements with AFG Trust Finance Limited and AFG Trust Assets Limited for a United States dollar (USD) credit facility and a Chinese RenMinBi (RMB) credit facility, as well as an USD investment facility and a RMB investment facility. The USD credit facility is for an amount up to $15,000,000 and the RMB credit facility is for an amount up to 120,000,000 RMB. The commitment expires May 26, 2005 and the USD credit facility carries an interest rate of the aggregate of the prime rate, as published by The Asian Wall Street Journal and .75% per annum. The credit facility is secured by all of the interest and rights in respect of the USD and RMB investment facilities with AFG Trust Assets Limited. The aggregate principal amounts of all the borrowings outstanding shall not exceed the lesser of the facility amount and the available limit, to be calculated as defined in the agreement. The borrowings outstanding under the USD credit facility at August 31, 2004 were $3,499,306. There have been no borrowings outstanding under the RMB credit facility.

On June 29, 2004, FCStone Trading entered into a revolving credit facility with National Bank for Cooperatives, ACB (CoBank), in the amount of $15 million, which will expire on June 30, 2005. The purpose of this commitment is to provide funding for commodities risk management services that FCStone Trading provides to its members, primarily the payment of option premiums and margin calls on hedge and swap transactions entered into by the Company on behalf of members. It is also to provide funding for working capital requirements in funding hedged fuel inventory and accounts receivable under the Fuel Alliance Program. Amounts outstanding under these credit facilities will bear interest at ¼ of 1% below the National Variable Rate established by CoBank from time to time. Unused portions of the credit facility require a commitment fee of ¼ of 1% per annum. FCStone Trading is required to maintain at the end of each quarter $2.4 million in current assets in excess of current liabilities and $2.4 million of total assets in excess of total liabilities. FCStone Trading was not in compliance with the minimum adjusted working capital covenant as of August 31, 2004. FCStone Trading has received a written waiver from CoBank covering the period from August 31, 2004 through November 30, 2004. The borrowings outstanding under this line of credit at August 31, 2004 and 2003 were $1,950,000 and $2,000,000, respectively.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 15, 2002, FCStone Financial entered into a line of credit agreement with John Deere Credit, Inc. in the amount of $46.0 million, which expires on March 1, 2005. The line of credit carries an interest rate on a variable basis calculated based on the collateral quality of advances requested by the Company as defined in the agreement. The line of credit is secured by inventories and accounts receivable. FCStone Financial is required to maintain at the end of each month $1.0 million in current assets in excess of current liabilities as well as total assets in excess of total liabilities. In addition, the FCStone Financial must obtain a Guaranty from the Company to meet minimum net worth levels of not less than $3.0 million at the end of each month and of not less than $3.5 million at the end of each fiscal year. The Company maintains a limited corporate guarantee with Deere Credit to meet this obligation. There were borrowings outstanding of approximately $1,328,000 and $15,271,500 under this line of credit at August 31, 2004 and 2003. As of August 31, 2004, FCStone Financial was not in compliance with the minimum working capital requirements. FCStone Financial obtained a waiver dated October 13, 2004 from the lender regarding this violation. The waiver covers all periods from August 31, 2004 through the investment of $25,000 by FCStone Group, Inc., which occurred on October 29, 2004.

On February 28, 2003, FCStone Financial entered into a line of credit agreement with CoBank, ACB in the amount of $75.0 million, which expires on May 1, 2005. Interest under the agreement will be determined separately at the time advances are requested. Under a subordination agreement dated February 28, 2003, borrowings under the line of credit with Deere Credit, discussed above, are subordinate to those under the line of credit with CoBank. FCStone Financial is required to maintain equity in excess of $0.75 million. In addition, the Company maintains a guarantee of payment agreement with CoBank with a maximum obligation of $1.5 million. The loan agreement requires FCStone Financial to acquire and maintain non-voting participation certificates in CoBank in amounts determined in accordance with CoBank’s bylaws and capital plan. These certificates are reported as other investments. There are no commitment fees associated with this line of credit, and as of August 31, 2004 and 2003, there were no borrowings outstanding under the agreement.

On March 4, 2004, FCStone Merchant Services entered into a junior, secured revolving credit facility with Sowood Commodity Partners Fund LP (Sowood), a related party, in the amount of $30.0 million. The purpose of this credit facility is to fund purchase, storage, hedging, financing and sale of commodities. In accordance with the agreement, any financing debt under this credit facility that is incurred by FCStone Merchant Services in the ordinary course of business to fund the purchase or financing of any permitted commodity is subordinated in right of payment to any senior debt. The maturity date for each advance is on, or prior to, the 364th day after the closing date of the advance. Each advance accrues daily interest at a rate of the greater of (i) the interest rate specified in the borrowing request; or (ii) the interest rate agreed to in writing by Sowood and FCStone Merchant Services prior to the closing date for the advance. A commitment fee, based on the amount requested multiplied by 1%, is due to Sowood only in instances where a borrowing that has been approved does not occur. FCStone Merchant Services is required to maintain at all times, tangible net worth, as defined per agreement, of not less than $1.5 million and net working capital of not less than $1.5 million. There were no borrowings outstanding under this credit facility at August 31, 2004.

On May 13, 2004, FCStone Merchant Services entered into a line of credit agreement with RZB Finance (RZB) in the amount of $5.0 million. The purpose of this credit facility is for short-term advances (Loans) and issuance of commercial letters of credit (L/C’s), which shall be used to finance the purchase of inventory and accounts receivable arising from the sale of inventory. Each Loan is payable on demand, and in no event shall be outstanding for more than 180 days. Interest on Loans is payable at sum of 2.5% plus the offered rate quoted by The Chase Manhattan Bank in the interbank Eurodollar market in New York City or London, England, divided by one minus the Reserve Percentage, determined in accordance with the terms of the agreement. Each L/C shall have an expiration date not more than 180 days after its date of issuance. Each L/C is charged a fee, upon issuance, in an amount equal to the greater of: (i) a flat fee of $500 or (ii) a fee equal to 2.5% of the maximum

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

face amount of the L/C. FCStone Merchant Services is required to maintain at all times tangible net worth, as defined per agreement, of $2,500,000. There were no borrowings outstanding under this line of credit at August 31, 2004.

On May 10, 2004, FCStone Merchant Services entered into an uncommitted line of credit agreement with Fortis Capital Corp. (Fortis) in the amount of $20.0 million, to be used for loans, documentary letters of credit and standby letters of credit. Each loan or letter of credit shall be used to finance self-liquidating transactions involving the purchase, storage, hedging, and sale of grains, crude oil, natural gas, and petroleum products that are traded on commodities exchanges, as well as, repurchase agreements with counterparties acceptable to Fortis. All loans are payable on demand, and in no event shall be outstanding for more than 74 days after the date made, unless agreed by Fortis. Loans under the facility bear interest at a rate equal to not less than, at FCStone Merchant Services’s option, 2.50% in excess of LIBOR or 2.50% in excess of Fortis’ cost of funds using funding sources, as Fortis shall determine from time to time. All letters of credit shall have expiration dates not later than 74 days after the issuance date, unless agreed by Fortis. The fees for issuing a documentary letter of credit under the facility are: the greater of $500 or ¼ of 1% flat per 74-day period or part thereof, payable in advance. In addition, a negotiation fee of 1/10 of 1% of the amount of each drawing under each letter of credit, payable upon drawing. The fees for issuing each trade standby letter of credit and each financial standby letter of credit shall be not less than a fee at a rate of 2.0% and 2.50%, respectively, of the daily average maximum undrawn face amount of each such standby letter of credit during the period from the date of issuance through the date of expiration. FCStone Merchant Services is required to maintain at all times, working capital of not less than $2.5 million and the ratio of total outstanding loans and extensions of credit from all banks and institutions to tangible net worth, as defined per agreement, not to exceed 12.5 to 1.0. There are no commitment fees associated with this uncommitted line of credit, and there were no borrowings outstanding under this line of credit at August 31, 2004.

9. LETTERS OF CREDIT

FCStone Trading is required to provide letters of credit to certain customers and counterparties that can be drawn upon if there is a loss on the over-the-counter contracts. FCStone Trading has provided these letters of credit under agreements with CoBank. As of January 29, 2002, an agreement was entered into for $3,000,000, which matures on October 31, 2004. As of August 6, 2002, another agreement was entered into for $500,000, which matures on September 30, 2004. The final agreement was entered into on July 30, 2004, for $1,250,000, which matures on January 31, 2005. To date, FCStone Trading has not drawn down on these facilities. Under the agreements, FCStone Trading is required to pay commitment fees in advance, which are recorded as prepaid expenses and recognized over the life of the respective letters of credits. Expenses amounted to approximately $62,000 in 2004.

FCStone Merchant Services provides credit support on behalf of certain customers using arrangements such as documentary and standby letters of credit (see note 8). These arrangements enable customers to execute transactions or obtain desired financial arrangements with third parties. Should the customer fail to perform under the terms of the transaction or financing arrangement, FCStone Merchant Services would be required to perform on their behalf. The length of these credit support arrangements parallels the length of the related financing arrangements or transactions. FCStone Merchant Services has issued letters of credit in the amount of $4,950,000 at August 31, 2004.

10. SUBORDINATED DEBT

In addition to the $4,000,000 subordinated debt with Deere Credit (see note 8), during 2004, FCStone entered into several subordinated notes with various individuals, amounting to $1,750,000 (see note 13). The

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

notes are variable rate notes, and bear interest at a rate equal to the prime rate as published in The Wall Street Journal, which was 4.75% at August 31, 2004. The notes have maturity dates ranging from October 1, 2004 to June 30, 2005, and are subordinated as defined by Commodity Futures Trading Commission Regulations.

11. CONTINGENCIES

The Company, from time to time, is involved in various legal matters considered normal in the course of its business. It is the Company’s policy to accrue for amounts related to these matters if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the Company believes that the outcome of these matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity, or financial position except as discussed below.

During 2004, FCStone LLC received approximately $600,000 in subrogation payments which were reimbursements for legal expenses incurred in previous years. Such amounts are reflected as a reduction of other operating expenses in the accompanying statement of operations.

On August 21, 2003, August 21, 2003, September 23, 2003, October 16, 2003, and July 16, 2004, Euro-Maritime Chartering, Inc. filed five separate claims under the arbitration facility established by the London Maritime Arbitrators Association of London, England, alleging a breach by FGDI, LLC of charter party agreements regarding four vessels and seeking to recover damages of $242,655, $311,663, $769,302, and $561,854, respectively. The amount of the July 16, 2004 claim is not yet stated. Euro-Maritime Chartering alleges that these damages arise from detention and demurrage encountered at China ports with respect to cargos that FGDI sold to Chinese buyers. FGDI claims that, under the sales contract with the Chinese buyers, any detention and demurrage charges were for the account of the buyers. FGDI does not dispute the demurrage claims, which are estimated to total approximately $690,000. FGDI has collected deposits from the Chinese buyers in the total amount of $669,436, which is being held pending resolution of the detention claims. FGDI intends to vigorously defend the detention claims. If the claimant prevails on any of the detention claims, or otherwise in amounts above the corresponding deposit, FGDI expects to seek collection of such amounts from the buyers.

On December 13, 2003, Liaoyang Edible Oils filed a claim in arbitration under the arbitration facility established by the Federation of Oils, Seeds, and Fats Association Ltd. of Hong Kong alleging breach of a sales contract by FGDI and seeking to recover damages of $1,125,000. Liaoyang Edible Oils alleges that these damages arise out of disputes related to the final pricing of the contract. FGDI intends to vigorously defend the claim.

Management is currently unable to predict the outcome of these claims and believes their current status does not warrant accrual under the guidance of Statement on Financial Accounting Standards No. 5, Accounting for Contingencies, since the amount of any liability is neither probable nor reasonably estimable. As such, no amounts have been accrued in the financial statements. Management intends to vigorously defend these claims and will continue to monitor the result of arbitration and assess the need for future accruals.

12. SALE OF ACCOUNTS RECEIVABLE

During fiscal year 2004, FGDI began participating in a bank program to provide liquidity through the sale of insured receivables, with limited recourse, which expires February 17, 2005. The Company grants the purchaser a security interest in all of the Company’s rights, title, and interest in receivables sold. Additionally, the Company has authorized the purchaser to assign and transfer, and grant participation in, any purchase documents. In the event that any receivable is not paid in full on its stated due date, FGDI shall take any and all actions

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

required by the policies, which may lead to the timely filing of a claim as required under the insurance policies, or at its option, repurchase of the receivable from the purchaser. In the event it is necessary to determine whether to file a claim under the insurance policies or repurchase the receivables, FGDI would seek advice from legal counsel in selecting the option that would be most advantageous. FGDI accounts for sales of receivables under these agreements as sales in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

Specific invoices to certain customers are eligible for this program. Upon sale of the receivable, FGDI is funded, based on the particular agreement, either 95% or 98% of the invoice value, less a discount. The accounts receivable balance is reduced by the value of the amount funded. The unfunded amount of the invoice value, approximately $581,000 at August 31, 2004, remains as an accounts receivable balance reported on the balance sheet. The discount paid is charged to operations as a loss on sale of receivable immediately, in the period in which the sale is initiated. FGDI shall notify the customers obligated under the receivables of the sale and assignment of such receivables to the purchaser and instruct the customer to make payment directly to the purchaser.

Cash flows between FGDI and the third-party purchaser during the fiscal year ended August 31, 2004 consist of proceeds from sale of receivables of $21.7 million.

Payments of the amounts due from these debtors are partially insured under a credit insurance policy issued by Export Import Bank of the United States (EXIM) that is applicable to United States origin goods. Payments are also partially insured by a commercial credit insurance policy in the maximum amount of $18 million that is applicable to shipments not insured under the EXIM policy. The amount uninsured is the unfunded amount included in accounts receivable referred to above.

Limited recourse, as it pertains to the two agreements, obligates FGDI to repurchase the receivables, at the request of the purchaser, only under the following circumstances listed in the purchase agreements: (1) in the event the goods relating to a receivable are not accepted by the buyer; (ii) if a dispute regarding the goods or payment of any receivables arises between the foreign buyer and the seller or the loss relates to a contractual warrant or products; (iii) if the loss relates to any action or inaction taken by the seller or its agents (including, but not limited to, the failure to timely pay insurance premiums, failure to file a claim on time or failure to file a claim properly); (iv) if the insurer fails to pay any claim on the insurance policy on the basis that the seller or its agents caused the loss; (v) if the loss relates to any other insurance policy claims that the insurer will not pay; or (vi) upon the occurrence of a breach of any of the seller’s representations or warranties pertaining to the receivable. In the event of repurchase, the transaction would be accounted for as a purchase of assets from the former purchaser in exchange for cash. FGDI would recognize in its financial statements, the assets purchased, and measure those assets at fair value on the date of the repurchase.

13. TRANSACTIONS WITH AFFILIATED COMPANIES

FCStone has entered into an agreement with FCTC to provide management services, including accounting, administrative, personnel, and office space. The Company receives a monthly fee plus 15% of net earnings of FCTC, which totaled approximately $207,000, $180,000, and $260,000 in 2004, 2003, and 2002, respectively.

During 2004, the Company loaned $1,000,000 to two individuals who subsequently loaned the monies in the form of subordinated debt to FCStone LLC creating a financial interest. FCStone LLC executes transactions through seats held by these individuals on the Chicago Mercantile Exchange.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, commodity and accounts and note receivables, marketable securities and payables contained in the Consolidated Statements of Financial Condition approximates their fair values due to the short-term nature of these instruments. Short-term borrowings and obligations under capital lease have variable rates which approximate fair value.

The fair value estimates presented herein are based on pertinent information available to management as of August 31, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may be different significantly from the amounts presented herein.

15. OPERATING SEGMENT INFORMATION

The Company reports its operating segments based on services provided to customers, which includes Commodity and Risk Management Services, Clearing and Execution Services, Grain Merchandising, and Financial Services. The Commodity and Risk Management Services segment offers commodity services to its customers, with an emphasis on risk management using futures, options, and other derivative instruments. The Clearing and Execution Services segment offers low-cost clearing and direct execution services to commodities firm, fund operators, commodities traders and others. The Grain Merchandising segment acts as a dealer in, and manager of, physical grain and fertilizer in the United States and international markets. The Financial Services segment offers financing and facilitation for customers to carry grain evidenced by warehouse receipts.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates individual segment performance based on segment income or loss defined as the respective segment’s portion of the total Company’s income before taxes and minority interest.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table represents the significant items by operating segment for the results of operations for the years ended August 31, 2004, 2003, and 2002, respectively:

	Commodity & Risk Management Services	Clearing & Execution Services	Grain Merchandising	Financial Services	Corporate & Other	Total
	(in thousands)
2004
Total revenues	$154,743	$39,401	$1,427,846	$2,517	$80	$1,623,587
Interest revenue	1,329	1,428	68	1,519	10	4,354
Interest expense	98	209	3,168	1,262	53	4,790
Income (loss) before minority interest and income taxes	7,907	3,359	2,230	(447)	(4,029)	9,020
Total assets	205,308	289,651	98,306	4,726	5,836	603,827

2003
Total revenues	$107,527	$25,988	$1,096,014	$2,287	$192	$1,232,008
Interest revenue	2,101	1,307	51	1,303	—	4,762
Interest expense	110	40	1,907	1,133	2	3,192
Income (loss) before minority interest and income taxes	6,676	947	1,869	109	(3,535)	6,066
Total assets	121,489	265,796	99,770	13,110	4,568	504,733

2002
Total revenues	$81,462	$19,293	$794,808	$322	$57	$895,942
Interest revenue	2,464	1,058	102	—	10	3,634
Interest expense	156	50	1,091	—	—	1,297
Income (loss) before minority interest and income taxes	5,591	863	2,002	—	(3,188)	5,268
Total assets	135,257	169,775	75,797	15,516	3,181	399,526

A summary of the Company’s consolidated revenues by geographic area is presented below:

	Consolidated Revenues (1)(000’s)
	2004	2003	2002
United States	$881,851	$581,281	$443,692
China	434,430	289,425	57,456
Japan	90,009	205,505	200,443
Canada	79,874	76,497	46,452
Mexico	96,661	41,111	74,361
Other countries	40,762	38,189	73,538

	$1,623,587	$1,232,008	$895,942

(1)	Revenues are attributed to countries based on location of customer.

All long-lived assets consisting of property, plant, and equipment net of accumulated depreciation, construction in process, and other certain long-term assets are located in the United States.

Mitsubishi is a significant customer for grain sold by FGDI, accounting for 6%, 10%, and 11% of consolidated total revenues for the years ending August 31, 2004, 2003, and 2002, respectively.

FCSTONE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. QUARTERLY FINANCIAL DATA

Summarized quarterly data is set forth in the following table (in thousands).

	Quarter
	First	Second	Third	Fourth	Total
2004
Total revenues	$458,616	$405,101	$414,612	$345,258	$1,623,587
Income (loss) before minority interest and income taxes	2,697	2,688	2,843	792	9,020
Net income	2,008	2,035	1,983	388	6,414

2003
Total revenues	$281,908	$332,124	$246,527	$371,449	$1,232,008
Income (loss) before minority interest and income taxes	2,314	910	849	1,993	6,066
Net income	1,851	619	460	1,375	4,305

APPENDIX A

ARTICLES OF RESTATEMENT AND AMENDMENT OF

FCSTONE GROUP, INC.

TO THE SECRETARY OF STATE

OF THE STATE OF IOWA:

Pursuant to section 1007 of the Iowa Business Corporation Act, the undersigned Corporation delivers these Articles of Restatement and Amendment of FCStone Group, Inc. for filing with the Secretary of State.

1.    The name of the Corporation is FCStone Group, Inc. and the effective date of its incorporation was August 1, 1977.

2.    The Corporation’s Amended and Restated Articles of Incorporation are attached hereto as Exhibit 1.

3.    The Amended and Restated Articles of Incorporation contain new amendments, which were duly approved by the shareholders in the manner required by the Iowa Business Corporation Act and the Articles of Incorporation.

4.    The amendments effect a change in the character of the Corporation and its issued and outstanding common and preferred shares as set forth in the Plan of Conversion attached hereto as Exhibit 2.

5.    The date of adoption of the Amended and Restated Articles of Incorporation and the amendments contained therein was             , 2005.

IN WITNESS WHEREOF, the undersigned officer has executed these Articles of Restatement and Amendment on this          day of             , 2005.

Paul G. Anderson, President

The undersigned, Paul G. Anderson, President of FCStone Group, Inc., hereby certifies in accordance with Section 1007(3) of the Iowa Business Corporation Act that the attached Amended and Restated Articles of Incorporation consolidate all amendments into a single document.

Paul G. Anderson

EXHIBIT 1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

FCSTONE GROUP, INC.

ARTICLE I

NAME OF THE CORPORATION

The name of the Corporation is FCStone Group, Inc.

ARTICLE II

PURPOSES

The Corporation shall have unlimited power to engage in, and to do any lawful act concerning, any or all lawful businesses for which Corporations may be organized under the Iowa Business Corporation Act.

ARTICLE III

AUTHORIZED SHARES

The Corporation shall have authority to issue two classes of stock in the aggregate amounts and with par values as follows:

Number Authorized	Class Designation	Par Value Per Share
20,000,000 shares	Common Stock	No Par Value
20,000,000 shares	Preferred Stock	$10.00

ARTICLE IV

COMMON STOCK

Section 1. Each share of common stock shall have equal rights with each other common share in respect of dividends, voting and in liquidation, except as provided in Section 3 of this Article and in Article VII.

Section 2. The common stock of the Corporation may be transferred only as provided in the Bylaws and on the books of the Corporation, and then only to persons eligible to hold it. No purported assignment or transfer of common stock, the rights or privileges attaching to such stock, or any vote or voice in the management of the affairs of the Corporation, shall pass to any person, unless and until such transfer in accordance with the Bylaws has been completed on the books of the Corporation. The Corporation may require that any certificate or statement of share ownership representing shares of common stock bear a conspicuous legend concerning such restrictions on transfer. Unless otherwise agreed, the Corporation shall have a lien on its issued common stock for indebtedness of the holders thereof to the Corporation or any of its subsidiaries or affiliates.

Section 3. As used in this Section 3, “Conversion Shares” shall mean common shares issued by the Corporation pursuant to Articles III and IV of the “Plan of Conversion” dated as of August 31, 2004 and adopted by the Corporation at the same time as these Amended and Restated Articles of Incorporation, but shall not include any shares issued pursuant to Subscription Rights under Article V of such Plan, or to any other shares. In the event the Board of Directors of the Corporation shall find that any Conversion Shares are held by a holder that has not, for a period of two (2) years, done business with the Corporation, the Corporation shall have the right at its option to purchase all of the common shares of such holder at its book value. In the event that the Corporation exercises its right to purchase such common stock, and the holder of the common stock fails to deliver a certificate, if any, evidencing the common stock, the Corporation may cancel any such certificate on its books and issue a new certificate for such shares of common stock, to the party entitled thereto. The right provided by this Section 3 shall expire if not exercised by the Corporation on or before August 31, 2009.

ARTICLE V

PREFERRED STOCK

Pursuant to Section 602 of the Iowa Business Corporation Act and in the manner provided therein, but subject to the limitations prescribed by law and the provisions of these Articles, the Board of Directors of the Corporation is hereby authorized to provide by resolution for the issuance of preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix and state the designations, preferences and relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, applicable to the shares of each series. As provided in Section 602, the Board shall file articles of amendment with the Secretary of State before issuing shares hereunder which designate the terms of the series of preferred shares to be issued, and such articles of amendment shall be referred to in these Articles as a “Certificate of Designation.” The shares of each series of preferred stock authorized by the Board of Directors hereunder may vary from the shares of any other series as to rights, privileges, qualifications, limitations or restrictions applicable thereto.

ARTICLE VI

VOTING AND QUORUM

Section 1. Common stock shall be entitled to vote on all matters coming before the shareholders for decision. Except as provided in Article VII, each share of common stock shall be entitled to one vote in any meeting of the shareholders.

Section 2. Preferred stock shall have only those voting rights as may be required by law or specified for such shares in the Certificate of Designation adopted by the Board of Directors pursuant to Article V.

Section 3. Twenty-five percent (25%) of the shares of common stock entitled to vote at a shareholders meeting shall constitute a quorum. The quorum for preferred shares shall be as provided in the Certificate of Designation adopted by the Board of Directors pursuant to Article V.

ARTICLE VII

LIMITATION ON BENEFICIAL OWNERSHIP OF STOCK

Section 1. No Person, other than the Corporation or any pension, profit-sharing, stock bonus or other compensation plan maintained by the Corporation or by a member of a controlled group of corporations or trades or businesses of which the Corporation is a member for the benefit of the employees of the Corporation, or any trust or custodial arrangement established in connection with any such plan, shall directly or indirectly acquire or hold the beneficial ownership of more than five percent (5%) of the issued and outstanding common stock of the Corporation. Any Person so prohibited whom directly or indirectly acquires or holds the beneficial ownership of more than five percent (5%) of the issued and outstanding common stock in violation of this Section 1 shall be subject to the provisions of Sections 2 and 3 of this Article VII. The Corporation is authorized to refuse to recognize a transfer or attempted transfer of any common stock to any Person who beneficially owns, or who the Corporation believes would become by virtue of such transfer the beneficial owner of, more than five percent (5%) of the common stock.

Section 2. If, notwithstanding the foregoing prohibition, a Person shall, voluntarily or involuntarily, become or attempt to become the purported beneficial owner (the “Purported Owner”) of shares of common stock in excess of five percent (5%) of the issued and outstanding shares of common stock, the number of shares in excess of five percent (5%) shall be deemed to be “Excess Shares,” and shall be entitled to cast one hundredth (1/100) of one vote per share for each Excess Share, for so long as the shares are held or claimed to be held by the Purported Owner.

Section 3. The Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind, by Bylaw or otherwise, regulations and procedures not inconsistent with the express provisions of this Article VII for the orderly application, administration and implementation of the provisions of this Article VII. Such procedures and regulations shall be kept on file with the Secretary of the Corporation and, upon request, shall be mailed to any holder of common stock of the Corporation.

Section 4. When it appears that a particular Person has become a Purported Owner of Excess Shares in violation of Section 1 of this Article VII, or of the rules and regulations of the Board of Directors with respect to this Article VII, and that the provisions of this Article VII require application, interpretation, or construction, then a majority of the directors of the Corporation shall have the power and duty to interpret all of the terms and provisions of this Article VII, and to determine on the basis of information known to them after reasonable inquiry of all facts necessary to ascertain compliance with this Article VII, including, without limitation, (i) the number of shares of common stock beneficially owned by any Person or Purported Owner, (ii) whether a Person or Purported Owner is an Affiliate or Associate of, or is acting in concert with, any other Person or Purported Owner, (iii) whether a Person or Purported Owner has an agreement, arrangement or understanding with any other Person or Purported Owner as to the voting or disposition of any shares of the common stock, (iv) the application of any other definition or operative provision of this Article VII to the given facts, or (v) any other matter relating to the applicability or effect of this Article VII.

Section 5. The Board of Directors shall have the right to demand that any Person who is reasonably believed to be a Purported Owner of Excess Shares (or who holds of record common stock beneficially owned by any Person reasonably believed to be a Purported Owner in excess of such limit) supply the Corporation with complete information as to (i) the record owner(s) of all shares of common stock beneficially owned by such Person or Purported Owner and (ii) any other factual matter relating to the applicability or effect of this Article VII as may reasonably be requested of such Person or Purported Owner.

Section 6. Any applications, interpretations, constructions or any other determinations made by the Board of Directors pursuant to this Article VII, in good faith and on the basis of such information and assistance as was then reasonably available for such purpose, shall be conclusive and binding upon the Corporation and its shareholders and neither the Corporation nor any of its shareholders shall have the right to challenge any such construction, application or determination.

Section 7. In the event any provision (or portion thereof) of this Article VII shall be found to be invalid, prohibited or unenforceable for any reason, the remaining provisions (or portions thereof) of this Article VII shall remain in full force and effect, and shall be construed as if such invalid, prohibited or unenforceable provision had been stricken herefrom or otherwise rendered inapplicable, it being the intent of this Corporation and its shareholders that each such remaining provision (or portion thereof) of this Article VII remain, to the fullest extent permitted by law, applicable and enforceable as to all shareholders, including Purported Owners, if any, notwithstanding any such finding.

Section 8. This Article VII shall not apply to (a) any offer or sale with a view towards public resale made exclusively by the Corporation to any underwriter or underwriters acting on behalf of the Corporation, or to the selling group acting on such underwriter’s or underwriters’ behalf, in connection with a public offering of the common stock; or (b) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its subsidiaries or any other transaction or reorganization that does not have the effect, directly or indirectly, of changing the beneficial ownership interests of the Corporation’s shareholders, other than pursuant to the exercise of any dissenters’ appraisal rights, except as a result of immaterial changes due to fractional share adjustments, which changes do not exceed, in the aggregate, one percent (1%) of the issued and outstanding shares of such class of equity or convertible securities.

Section 9. The restrictions set forth in this Article VII shall be noted conspicuously on all certificates evidencing ownership of Common stock.

Section 10. For the purposes of this Article VII, the terms “Person,” “Beneficial Owner,” “Affiliate” and “Associate” shall have the meanings as defined in Section 3 of Article IX.

ARTICLE VIII

BOARD OF DIRECTORS

The Board of Directors shall consist of not more than fifteen (15) members. The precise number of directors shall be specified in the Bylaws. The qualifications of directors shall be as specified in the Bylaws. Directors shall serve staggered terms as provided in the Bylaws and shall be divided into three groups for this purpose. Members of the Board of Directors shall be nominated and elected for such terms and in such manner as may be prescribed in the Bylaws, with each common share, other than Excess Shares, entitled to one vote for each director to be elected on a non-cumulative basis. Excess Shares shall have the votes provided in Article VII, section 2 of these Articles. A director may be removed, with or without cause, at a meeting called expressly for that purpose by a vote of a majority of common shares then entitled to vote at an election of directors for a director to fill the vacancy which would be created by the removal of such director.

ARTICLE IX

CERTAIN BUSINESS COMBINATIONS

Section 1. In addition to any affirmative vote required by law, by these Articles, or by the provisions of any series of preferred stock that may at the time be outstanding, and except as otherwise expressly provided for in Section 2 of this Article IX, any Business Combination, as hereinafter defined, shall require (i) the affirmative vote of not less than eighty percent (80%) of the total number of votes eligible to be cast by the holders of all outstanding shares of common stock, voting together as a single class (it being understood that for purposes of this Article IX each share of the common stock shall have the number of votes granted to it pursuant to Article VI and Article VII of these Articles or in any resolution or resolutions of the Board of Directors for issuance of shares of preferred stock) and (ii) the affirmative vote of at least fifty percent (50%) of the total number of votes eligible to be cast by the holders of all outstanding shares of the common stock not beneficially owned by an Interested Shareholder or any Affiliate or Associate thereof, voting together as a single class. Such affirmative votes shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.

Section 2. The provisions of Section 1 of this Article IX shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law or any other provision of these Articles, if the Business Combination shall have been approved by a majority of the Disinterested Directors then in office.

Section 3. For purposes of this Article IX, the following terms shall have the following meanings:

(a)    “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, as in effect on the date of filing by the Secretary of State of the State of Iowa of these Articles, whether or not the Corporation was then subject to such rule.

(b)    A Person shall be deemed the “beneficial owner,” or to have “beneficial ownership,” of any shares of common stock that:

(i)	such Person or any of its Affiliates or Associates beneficially owns, directly or indirectly; or

(ii)	such Person or any or its Affiliates or Associates, directly or indirectly, has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (but a Person shall not be deemed to be the beneficial owner of any common stock solely by reason of an agreement, arrangement or understanding with the Corporation to effect a Business Combination) or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote, or to direct the vote of, pursuant to any agreement, arrangement or understanding; or

(iii)	is beneficially owned, directly or indirectly, by any other Person with which such first mentioned Person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of common stock; provided, however, that no director or officer of the Corporation (nor any Affiliate or Associate of any such director or officer) (y) shall, solely by reason of any or all of such directors or officers acting in their capacities as such, be deemed, for any purposes hereof, to beneficially own any common stock of the Corporation beneficially owned by any other such director or officer (or any Affiliate or Associate thereof) or (z) shall be deemed to beneficially own any common stock of the Corporation owned by any pension, profit-sharing, stock bonus or other compensation plan maintained by the Corporation or by a member of a controlled group of corporations or trades or businesses of which the Corporation is a member for the benefit of employees of the Corporation and/or any subsidiary, or any trust or custodial arrangement established in connection with any such plan, not specifically allocated to such Person’s personal account.

(c)    The term “Business Combination” shall mean any transaction that is referred to in any one or more of the following paragraphs (i) through (vi):

(i)	any merger, consolidation or share exchange of the Corporation with (A) any Interested Shareholder, or (B) any other entity (whether or not such other entity is itself an Interested Shareholder) which is, or after such merger or consolidation would be, an Affiliate or Associate of any Interested Shareholder; or

(ii)	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder of any assets of the Corporation having an aggregate Fair Market Value equal to five percent (5%) or more of the total assets of the Corporation as of the end of its most recent fiscal year ending prior to the time the determination is being made; or

(iii)	the issuance or transfer by the Corporation (in one transaction or a series of transactions) of any securities of the Corporation to any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder other than (A) on a pro rata basis to all holders of common stock, (B) in connection with the exercise or conversion of securities issued pro rata that are exercisable for, or convertible into, securities of the Corporation or (C) the issuance or transfer of such securities having an aggregate Fair Market Value equal to less than one percent (1%) of the aggregate Fair Market Value of all of the outstanding Capital Stock; or

(iv)	the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder; or

(v)	any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class or series of equity or convertible securities of the Corporation or any subsidiary that is directly or indirectly owned by any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments, which changes do not exceed, in the aggregate, 1% of the issued and outstanding shares of such class or series of equity or convertible securities; or

(vi)	the acquisition by the Corporation of any securities of an Interested Shareholder or its Affiliates or Associates.

(d)    “Determination Date” shall mean the date on which the Interested Shareholder became an Interested Shareholder.

(e)    “Disinterested Director” shall mean any member of the Board of Directors of the Corporation who is not an Affiliate or Associate of, or otherwise affiliated with, the Interested Shareholder and who either was a member of the Board of Directors prior to the Determination Date, or was recommended for election by a majority of the Disinterested Directors in office at the time such director was nominated for election.

(f)    “Fair Market Value” shall mean (i) in the case of stock, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the Nasdaq Stock Market or any system then in use, or if no such quotation is available, the fair market value on the date in question of a share of such stock as determined in good faith by a majority of the Disinterested Directors then in office, in each case with respect to any class of stock, appropriately adjusted for any dividend or distribution in shares of such stock or any stock split or reclassification of outstanding shares of such stock into a greater number of shares of such stock or any combination or reclassification of outstanding shares of such stock into a smaller number of shares of such stock; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Disinterested Directors then in office.

(g)    “Interested Shareholder” shall mean any Person (other than the Corporation, or any pension, profit-sharing, stock bonus or other compensation plan maintained by the Corporation or by a member of a controlled group of corporations or trades or businesses of which the Corporation is a member for the benefit of employees of the Corporation, or any trust or custodial arrangement established in connection with any such plan) who or which:

(i)	is the beneficial owner of five percent (5%) or more of the common stock; or

(ii)	is an Affiliate or Associate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner of five percent (5%) or more of the then outstanding common stock; or

(iii)	is an assignee of or has otherwise succeeded to any shares of common stock that were at any time within the two-year period immediately prior to the date in question beneficially owned by any other Interested Shareholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended, and not executed on any exchange or in the over-the-counter market through a registered broker or dealer.

In determining whether a Person is an Interested Shareholder pursuant to this subsection (g), the number of shares of common stock deemed to be outstanding shall include shares deemed owned through application of subsection (b) of this Section 3 but shall not include any other shares of common stock that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(h)    “Person” shall mean any corporation, limited liability company, partnership, trust, unincorporated organization or association, syndicate, any other entity or a natural person, together with any Affiliate or Associate of such person or any other person acting in concert with such person.

Section 4. When it appears that a particular Person may be an Interested Shareholder and that the provisions of this Article IX need to be applied or interpreted, then a majority of the directors of the Corporation who qualify as Disinterested Directors shall have the power and duty to interpret all of the terms and provisions of this Article IX, and to determine on the basis of information known to them after reasonable inquiry of all facts necessary to ascertain compliance with this Article IX, including, without limitation, (a) whether a Person is an Interested Shareholder, (b) the number of shares of common stock beneficially owned by any Person, (c) whether a Person is an Affiliate or Associate of another, (d) the Fair Market Value of (i) the assets that are the subject of any Business Combination, (ii) the securities to be issued or transferred by the Corporation in any Business Combination, (iii) the consideration other than cash to be received by holders of shares of any class or series of common stock or common stock other than common stock in any Business Combination, (iv) the outstanding capital stock, or (v) any other item the Fair Market Value of which requires determination pursuant to this Article IX, and (e) whether all of the applicable conditions set forth in Section 2 of this Article IX have been met with respect to any Business Combination.

Any constructions, applications, or determinations made by the Board of Directors or the Disinterested Directors pursuant to this Article IX, in good faith and on the basis of such information and assistance as was then reasonably available for such purpose, shall be conclusive and binding upon the Corporation and its shareholders, and neither the Corporation nor any of its shareholders shall have the right to challenge any such construction, application or determination.

Section 5. Nothing contained in this Article IX shall be construed to relieve any Interested Shareholder from any fiduciary obligations imposed by law.

Section 6. Notwithstanding any other provisions of these Articles or the Bylaws (and notwithstanding the fact that a lesser percentage may be specified by law, these Articles or the Bylaws of the Corporation), in addition to any affirmative vote required by applicable law and any voting rights granted to or held by holders of preferred stock, any amendment, alteration, repeal or rescission of any provision of this Article IX must also be approved by either (i) a majority of the Disinterested Directors, or (ii) the affirmative vote of not less than eighty percent (80%) of the total number of votes eligible to be cast by the holders of all outstanding shares of the common stock, voting together as a single class, together with the affirmative vote of not less than fifty percent (50%) of the total number of votes eligible to be cast by the holders of all outstanding shares of the common stock not beneficially owned by any Interested Shareholder or Affiliate or Associate thereof, voting together as a single class.

ARTICLE X

AMENDMENTS

The Corporation reserves the right from time to time to amend, alter, repeal or to add any provision to its Articles in the manner now or hereafter prescribed by law. At any meeting of the shareholders at which a proposed amendment is duly submitted to the meeting in the manner prescribed by law, modifications or revisions of such proposed amendment may be submitted, voted upon and adopted at such meeting in the same manner, and to the same effect, as the original proposed amendment.

ARTICLE XI

BYLAWS

The Bylaws of the Corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the Bylaws or adopt new Bylaws shall be vested in the Board of Directors. The Bylaws may contain provisions restricting the transfer of shares.

ARTICLE XII

PREEMPTIVE RIGHTS

Except as may otherwise be provided by the Board of Directors, no holders of any shares of any class of stock of the Corporation shall have any preemptive right to purchase, subscribe for, or otherwise acquire any unissued or treasury shares of any class of stock of the Corporation now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire such shares.

ARTICLE XIII

LIMITATION OF LIABILITY OF DIRECTORS

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for any action taken or failure to take any action as a director, except for (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the Corporation or the shareholders; (3) a violation of section 833 of the Iowa Business Corporation Act; or (4) an intentional violation of law. If the Iowa Business Corporation Act is hereafter amended to permit further limitation on or elimination of the personal liability of the Corporation’s directors, then a director of the Corporation shall be exempt from such liability to the full extent permitted by the Iowa Business Corporation Act as so amended from time to time. Any repeal or modification of the foregoing provisions of this Article XIV, or the adoption of any provision inconsistent herewith, shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission of such director occurring prior to such repeal, modification, or adoption of an inconsistent provision. This Article XIII shall not limit the liability of any director for any act or omission occurring prior to the date these Articles become effective.

ARTICLE XIV

DISSOLUTION

Any resolution to dissolve the corporation shall require for its adoption the affirmative vote of the holders of at least three-fourths (3/4) of the outstanding shares of common stock. The affirmative vote of the holders of at least three-fourths (3/4) of the outstanding shares of common stock entitled to vote thereon shall also be required for the adoption of any amendment altering this provision.

ARTICLE XV

EFFECTIVE DATE

These Amended and Restated Articles of Incorporation shall become effective on September 1, 2004, or the date of filing with the Secretary of State of the State of Iowa, which ever date is later.

FCSTONE GROUP, INC.

By
Paul G. Anderson, President

EXHIBIT 2

FCSTONE GROUP, INC.

PLAN OF CONVERSION

AUGUST 31, 2004

ARTICLE I

PURPOSE

FCStone Group, Inc. (the “Corporation”) was formed to do business as a cooperative on August 1, 1977, and has been owned and operated by its members holding its Class A and Class B common shares. As of the Effective Date stated herein, the Corporation shall cease to operate as a cooperative and all ownership rights and interests of its members shall be converted into common shares of the Corporation, as set forth in this Plan of Conversion.

ARTICLE II

TERMINATION OF COOPERATIVE STATUS

Section 1. As of the Conversion Date, the Corporation shall no longer operate on a cooperative basis and no further patronage based rights of any kind shall accrue to its members for business done on and after the Conversion Date.

Section 2. The termination of cooperative status shall be effected by amendment of the Articles of Incorporation in the form of Amended and Restated Articles of Incorporation of FCStone Group, Inc., which accompany this Plan. Conforming changes to the Bylaws of the Corporation shall be adopted by the Board of Directors, to be effective as of the Conversion Date.

ARTICLE III

CONVERSION OF EXISTING COMMON SHARES,

PREFERRED SHARES, AND SUBSCRIBER RIGHTS

Section 1. As used herein, “New Common Stock” shall mean the common shares authorized by the Amended and Restated Articles of Incorporation adopted herewith.

Section 2. Each issued and outstanding share of existing Class A common stock shall be converted into 500 shares of the New Common Stock.

Section 3. Each issued and outstanding share of existing Class B common stock shall be converted into 10,000 shares of the New Common Stock.

Section 4. The subscription rights of each subscriber for existing Class A common Stock shall be converted on the basis of the amount shown credited to subscriber’s account as of the Effective Date. One share of New Common Stock shall be issued for each $10.00 credited to the account of each Subscriber.

Section 5. All issued and outstanding shares of preferred stock, including all fractional preferred shares, shall be converted into shares of New Common Stock. One share of New Common Stock shall be issued for each $10.00 in par value of each preferred share. For this purpose, the par value of fractional preferred shares shall be proportional to the par value of a whole share.

Section 6. In exchanging shares, no fractional shares or scrip shall be issued. The dollar credited to each subscriber and preferred shareholder on the stock records of the Corporation shall be rounded up to the next highest multiple of $10.00 for the purpose of issuance of shares.

Section 7. All conversions shall be deemed to occur on the Conversion Date, but shall be determined on the basis of the records of the Corporation after giving effect to the distribution of patronage for the year ending August 31, 2004, in the form of common stock and preferred stock credits as provided by the Corporation’s Bylaws as in effect up to the Conversion Date. The shares of New Common Stock shall be distributed on the Distribution Date.

ARTICLE IV

CONVERSION OF PATRONAGE-BASED RIGHTS

Section 1. All of the patronage-based rights of the members of the Corporation shall be terminated or converted into New Common Stock and Subscription Rights on the basis of the formulas provided in this Article IV. Such termination and conversion shall be deemed to occur as of the Conversion Date, with the shares distributed on the Distribution Date. Without limiting the generality of the foregoing, the rights so terminated or converted shall include, but not be limited to: (a) the rights of members to any patronage-based distributions attributable to business done on or after the Conversion Date; (b) all patronage-based rights other than for patronage dividends previously distributed accruing for business before the Conversion Date; (c) all rights in and to the Corporation’s undistributed member surplus; and (d) all rights to share in the proceeds of liquidation on a patronage basis.

Section 2. Promptly after the Effective Date, the Corporation shall cause the fair market value of the Corporation’s assets and business to be determined by appraisal as of the Conversion Date deemed satisfactory to the Board of Directors. The value so determined shall be referred to herein as the “Appraised Value”.

Section 3. The Appraised Value shall be divided by ten (10) to arrive at a number of shares of New Common Stock to be issued pursuant to this Plan of Conversion. Such number of shares is referred to herein as the “Total New Common Shares.”

Section 4. The number of shares of New Common Stock to be distributed in exchange for patronage-based rights under this Article IV shall be the Total New Common Shares minus the number of shares of New Common Stock issued pursuant to the exchange under Sections 2, 3, 4 and 5 of Article III. Such number shall be referred to as the “Number of Patronage-Based Shares”.

Section 5. The Number of Patronage-Based Shares of New Common Stock shall be distributed to members owning stock as of August 31, 2004 in proportion to the Patronage of the Corporation during the fiscal years ending August 31, 2004, August 31, 2003 and August 31, 2002 (the “Computation Period”), computed as follows:

(a)    The total Patronage received (cash and stock) by each Class A member during the Computation Period, including both commission and interest pool amounts, shall be determined.

(b)    The total of $1.35 per round turn trade completed by each Class B member during the Computation Period shall be determined.

(c)    The amounts for Class A and Class B members so determined under subparagraph (a) and subparagraph (b) shall be added together.

(d)    A fraction shall be determined for each Class A and Class B member by dividing their individual amount as determined above by the total of all amounts for all Class A and Class B members.

(e)    Such fraction shall be applied to the Number of Patronage-Based Shares to determine the number of shares of New Common Stock shares to be distributed to each Class A and Class B member in exchange for all of their patronage-based rights.

(f)    No patronage-based shares shall be distributed to any member, which did not patronize the Corporation during the Computation Period.

(g)    The Patronage credited to each member shall include any patronage of any entity to which such member is a successor by merger, acquisition or distribution.

Section 6. In addition to New Common Shares each member shall receive Subscription Rights as provided in Article V as additional consideration for its patronage based rights.

Section 7. No fractional shares or scrip shall be issued. The number of shares of New Common Stock to be distributed to members shall be rounded to the nearest whole number of shares.

Section 8. All conversions shall be deemed to occur on the Conversion Date, but shall be determined on the basis of the records of the Corporation after giving effect to the distribution of patronage for the year ending August 31, 2004, in the form of common stock and preferred stock credits as provided by the Corporation’s Bylaws as in effect up to the Conversion Date. The shares of New Common Stock shall be distributed on the Distribution Date.

ARTICLE V

SUBSCRIPTION RIGHTS

Section 1. Each member to whom New Common Shares are distributed under Article IV of this Plan of Conversion shall also receive a nontransferable Subscription Right, which gives the member a limited time right to purchase additional shares of New Common Stock of the Corporation. The terms of the Subscription Right shall be as provided in section 2, below.

Section 2. Each Subscription Right shall give the holder the right to purchase one hundred (100) shares of New Common Stock for each two hundred (200) shares of New Common Stock distributable to such holder under Article IV of this Plan of Conversion. Subscription Rights shall be issued in multiples of one hundred (100) shares, rounded up to the next highest multiple of one hundred (100) shares. Such right shall be subject to terms and conditions established by the Board of Directors, shall be exercised at a price of $10.00 per share, and shall expire if not exercised within sixty (60) days of the Distribution Date. Partial exercises of subscription rights shall be allowed, so long as the subscription is for not less than one thousand (1000) shares of New Common Stock. Full exercises shall not be subject to any minimum.

ARTICLE VI

RESTRICTIONS ON TRANSFER

Section 1. New Common Shares issued under the terms of this Plan of Conversion shall be subject to restrictions on transfer as follows which shall be set forth in the Bylaws:

(a)    New Common Shares of the Corporation issued under the provisions of this Plan may be transferred to any other holder of New Common Shares, provided that the transferee does not hold more than five percent (5%) of the issued and outstanding common shares of the Corporation after the transfer;

(b)    New Common Shares issued under the provisions of this Plan may be transferred to any transferee approved in advance by the Board of Directors;

(c)    New Common Shares issued under the provisions of this Plan may be transferred to any successor, by merger, reorganization or purchase of substantially all the assets of any holder of New Common Shares;

(d)    New Common Shares issued under the provisions of this Plan are not otherwise transferable.

Section 2. The Board of Directors shall have the right to modify such restrictions by amendment to the Bylaws and shall also have the right to issue other common and preferred shares after the Distribution Date which are subject to different restrictions on transfer or which are freely transferable.

ARTICLE VII

EFFECTIVE DATE, CONVERSION DATE, DISTRIBUTION DATE

Section 1. The Effective Date shall be the beginning of business on September 1, 2004, or the date of the filing of Restated Articles of Incorporation with the Iowa Secretary of State, whichever date is later.

Section 2. The Conversion Date shall be the beginning of business on September 1, 2004.

Section 3. The Distribution Date shall be December 1, 2004, or such later date as may be selected by the Board of Directors, after the Appraised Value has been determined and distribution of patronage dividends for the year ending August 31, 2004 has occurred.

Section 4. It is intended that the Conversion pursuant to this Plan of Conversion will qualify as a recapitalization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended, and that this Plan of Conversion will constitute a plan of reorganization for that purpose.

ARTICLE VIII

EMPLOYEE STOCK OWNERSHIP PLAN

The Corporation reserves the right to establish an Employee Stock Ownership Plan on or after the Effective Date and to issue New Common Shares to the Plan with rights of transfer which are different than the rights provided herein for shares issued hereunder.

ARTICLE IX

TRANSITION PROVISIONS

Section 1. This Plan of Conversion shall take effect on the Effective Date, but shall be applied as of the Conversion Date.

Section 2. This Plan of Conversion is subject to approval of the common and preferred shareholders of the Corporation and shall be null and void if not approved by vote of such shareholders on or before August 31, 2005.

Section 3. The rights of members existing as of the date of adoption of this Plan of Conversion are subject to redemption upon the call of the Board of Directors in the event that a member does not patronize the Corporation for a period of two (2) years. Such right to redeem shall be applied to the New Common Stock issued under Article III and Articled IV of this Plan of Conversion, but not to shares subscribed under Article V and shall continue for a period of five (5) years from the Conversion Date.

APPENDIX B

AMENDED AND RESTATED BYLAWS

OF

FCSTONE GROUP, INC.

Adopted June 30, 2004

Revised August 26, 2004

Effective September 1, 2004

ARTICLE I

OFFICES

The principal office of the Corporation in the State of Iowa shall be located in the City of West Des Moines, Polk County. The Corporation may have such other offices, within or without the State of Iowa, as the business of the Corporation may require from time to time.

The registered office of the Corporation required by the Iowa Business Corporation Act to be continuously maintained in Iowa shall be as recorded in the records of the Secretary of State of the State of Iowa and shall be subject to change from time to time by resolution of the Board of Directors and filing of a statement of said change as required by the Iowa Business Corporation Act.

ARTICLE II

SHAREHOLDERS

SECTION 1.  ANNUAL MEETING.

1.1    The annual meeting of Stockholders shall be held on such date as the Board of Directors shall by resolution specify within 180 days following the end of the Corporation’s fiscal year. An election of the directors shall take place at each annual meeting. If the election of directors shall not be held on the day designated for any annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a meeting of the Stockholders as soon thereafter as it may conveniently be held. Other business as shall have been properly brought before the meeting as provided in these Bylaws may also be conducted at the annual meeting.

1.2    To be properly brought before an annual meeting of the Stockholders, business must be (a) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a Stockholder of the Corporation, who is a Stockholder of record who is entitled to vote at the annual meeting, and who complies with the notice procedures set forth in these Bylaws. For business to be properly brought before an annual meeting by a Stockholder, the Stockholder must have given a timely notice thereof in writing to the Secretary of the Corporation. To be timely, a Stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 120 days prior to the date of such meeting; provided however, that if no annual meeting of Stockholders was held in the previous year, or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, then to be timely such notice by the Stockholder must be so received not later than the close of business on the later of: (i) 120 calendar days in advance of the annual meeting, or (ii) 10 calendar days following the date on which public announcement of the date of the meeting is first made. Such Stockholder’s notice addressed to the Secretary of the Corporation shall set forth: (a) a brief description of the business desired to be brought before the annual meeting, (b) the reasons for conducting such business at the annual meeting, and any material interest in such business of such Stockholder and the beneficial owner (as such term is defined in Rule 13d-3 as then in effect under the Securities Exchange Act of

1934, as amended (or any successor thereto) (the “Exchange Act”)), if any, on whose behalf the proposal is made, (d) the name and address (as they appear on the Corporation’s books) of the Stockholder giving the notice and of the beneficial owner, if any, on whose behalf the proposal is made; (c) the class and number of shares of the Corporation that are beneficially owned (as such term is defined in Rule 13d-3 as then in effect under the Exchange Act) and of record by such Stockholder and such beneficial owner; and (d) all other information with respect to each such matter as would have been required to be included in a proxy statement filed pursuant to Regulation 14A, as then in effect under the Exchange Act, had proxies been solicited by the Board of Directors with respect thereto. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this subparagraph 1.2 and Rule 14a-8, as then in effect under the Exchange Act. The Presiding Officer at the annual meeting of the Stockholders shall, if the facts warrant, have the power and duty to determine whether the business proposed to be brought before the meeting, was not made in accordance with the provisions of this subparagraph 1.2 and Rule 14a-8, as then in effect under the Exchange Act, and if he should so determine, he shall have the power and duty to declare at the meeting that such business not properly brought before the meeting shall be disregarded and not transacted.

1.3    Notwithstanding the foregoing provisions of subparagraph 1.2 and Section 7 of Article III if (a) any class or series of stock has the right, voting separately by class or series, to elect Directors at an annual or Special Meeting of the Stockholders, such Directors shall be nominated and elected pursuant to the terms of such class or series of stock, and (b) a Stockholder also complies with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in subparagraph 1.2 or Section 2 of Article III, such Directors shall be nominated and elected pursuant to the terms of such class or series of stock. To the extent subparagraph 1.2 shall be deemed by the Board of Directors or the Securities and Exchange Commission, or adjudged by a court of competent jurisdiction, to be inconsistent with the rights of Stockholders to request inclusion of a proposal in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, such rule shall prevail.

SECTION 2.    SPECIAL MEETINGS.    Special meetings of the Stockholders may be called by the President, by the Chairman of the Board, by the Board of Directors or by any four (4) or more directors. The holders of shares having not less than twenty-five percent (25%) of all the votes entitled to be cast on any issue may cause a special meeting of the Stockholders to be held upon compliance with the requirements of Section 702(1)(b) of the Iowa Business Corporation Act.

SECTION 3.    PLACE OF MEETING.    The Board of Directors may designate any place, either within or without the State of Iowa, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the Corporation in the State of Iowa.

SECTION 4.    NOTICE OF MEETINGS.    Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Board of Directors or the officer or persons calling the meeting, to each Stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Stockholder at its address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

SECTION 5.    CLOSING OF TRANSFER BOOKS AND FIXING RECORD DATE.    For the purpose of determining Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof or in order to make a determination of Stockholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the stock transfer books shall be closed for the purpose of determining Stockholders entitled to notice of or to vote at any meeting of Stockholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of Stockholders; such date in any case to be not more than seventy (70) days and, in case of a meeting of Stockholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of Stockholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of Stockholders, the date on which notice of the meeting is mailed shall be the record date for such determination of Stockholders.

When a determination of Stockholders entitled to vote at any meeting of Stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

SECTION 6.    STOCK LEDGER AND VOTING LIST.    The officer or agent having charge of the stock transfer books for shares of the Corporation shall make an alphabetical list of the Stockholders entitled to vote at such meeting or any adjournment thereof, by voting group (and within such voting group by class or series of shares), with the address of and the number of shares held by each. Such list shall be kept on file at the principal office of the Corporation and shall be subject to inspection by any Stockholder at any time during usual business hours beginning two (2) days after notice of the meeting is given. Such record shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Stockholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the Stockholders entitled to examine such list or transfer books or to vote at any meeting of Stockholders. Failure to comply with the requirements of this section shall not affect the validity of any action taken at such meeting. The original or duplicate stock ledger shall be the only evidence as to who are the Stockholders entitled to examine the list required under this Article I, or the books of the Corporation, or to vote in person or by proxy at any meeting of Stockholders.

SECTION 7.    QUORUM OF SHAREHOLDERS.    Unless otherwise provided in the Iowa Business Corporation Act, one-fourth (1/4) of the total number of shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of Stockholders. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the Stockholders, unless the vote of a greater number or voting by classes is required by the Iowa Business Corporation Act, the Restated and Amended Articles of Incorporation or the Bylaws. If there shall not be a quorum at any meeting of the Stockholders, the holders of a majority of the shares entitled to vote present at such meeting, in person or by proxy, may adjourn such meeting from time to time, without further notice to the Stockholders other than an announcement at such meeting, until holders of the amount of shares required to constitute a quorum shall be present in person or by proxy.

SECTION 8.    PROXIES.    At all meetings of the Stockholders, a Stockholder may vote either in person or by proxy executed in writing by the Stockholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

SECTION 9.    VOTING OF SHARES.    Subject to the provisions of Section 10 of this Article and to any terms to the contrary in the Articles of Incorporation or any Certificate of Designation, each outstanding share of common stock shall be entitled to one vote upon each matter submitted to vote at a meeting of the Stockholders. No share shall be considered outstanding unless and until fully paid and officially issued by the Corporation. Whenever any corporate action, other than the election of Directors, is to be taken by vote of the Stockholders, it shall, except as otherwise required by law or by the Articles of Incorporation, be authorized by a majority of the votes cast with respect to such action at a meeting of the Stockholders by the holders of shares entitled to vote thereon. Unless otherwise required by law or by the Articles of Incorporation, Directors of the Corporation shall be elected by a majority of the votes cast by the holders of shares entitled to vote in the election of Directors at a meeting of the Stockholders at which a quorum is present.

SECTION 10.    VOTING OF SHARES BY CERTAIN HOLDERS.    Shares of this Corporation owned directly or indirectly by another corporation shall not be voted at any meeting except as permitted by law if a majority of the shares entitled to vote for election of directors of such other corporation is held directly or indirectly by this Corporation.

If the name signed on a vote, consent, waiver, or proxy appointment corresponds to the name of a Stockholder, the Corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the Stockholder.

If the name signed on a vote, consent, waiver, or proxy appointment does not correspond to the name of a Stockholder, the Corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the Stockholder as permitted by Section 724(2) of the Iowa Business Corporation Act.

The Corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the Secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory’s authority to sign for the Stockholder.

The Corporation and its officer or agent who accept or reject a vote, consent, waiver, or proxy appointment in good faith and in accordance with the standards of Section 724 of the Iowa Business Corporation Act are not liable in damages to the Stockholder for the consequences of the acceptance or rejection.

Corporate action based on the acceptance or rejection of a vote, consent, waiver, or proxy appointment under Section 724 of the Iowa Business Corporation Act is valid unless a court of competent jurisdiction determines otherwise.

SECTION 11.    ACTION WITHOUT MEETING OF SHAREHOLDERS.    Any action required or permitted by the Iowa Business Corporation Act to be taken at a meeting of the Stockholders may be taken without a meeting or vote if one or more written consents describing the action so taken and bearing the date of signature, are signed within a period of sixty (60) days by the holders of outstanding shares having not less than ninety percent (90%) of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted, and are delivered to the Corporation for inclusion in the minutes or filing with the corporate records. Written notice shall be given to all Stockholders at least ten (10) days before the action is taken if required by Section 704(5) of the Iowa Business Corporation Act. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those Stockholders who have not consented to the corporate action in writing.

SECTION 12.    PROCEDURE AT MEETINGS.

12.1    Meetings of the Stockholders shall be presided over by the Chairman of the Board, if any; or, in his or her absence by the Vice Chairman of the Board, if any; or, in his or her absence, by the President, if any; or, in his or her absence by the most senior Vice President in attendance, if any; or, in the absence of a designation by a chairman chosen at the meeting by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote thereat, the Secretary; or, in his or her absence, an Assistant Secretary; or, in the absence of the Secretary and all Assistant Secretaries, a person whom the chairman of the meeting shall appoint, shall act as a secretary of the meeting and keep a record of the proceedings thereof.

12.2    The Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of the Stockholders, as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the Chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such Chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedure for maintaining order at the meeting and the safety of those present, limitations on participation on such meeting to the Stockholders of records of the Corporation and their duly authorized and constituted proxies, and such other persons as the Chairman of the meeting shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting and matters which are to be voted on by ballot consistent with Section 708(4) of the Iowa Business Corporation Act. Unless, and to the extent determined by the Board of Directors or the Chairman of the meeting, meetings of the Stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

12.3    Voting on any question or in any election may be by voice vote unless the presiding officer shall order or any Stockholder shall demand that voting be by ballot.

12.4    The Board of Directors may appoint one or more Inspectors of Election to serve at every meeting of the Stockholders at which Directors are to be elected.

SECTION 13.    ADJOURNMENT.    When any meeting of the Stockholders is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if, after such adjournment the Board of Directors shall fix a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at such meeting.

ARTICLE III

DIRECTORS

SECTION 1.    GENERAL POWERS.    All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors.

SECTION 2.    NUMBER CLASSES OF DIRECTORS.    The number of directors shall be ten (10). The Board of Directors shall be divided into three (3) classes, which are hereby designated Class I, Class II and Class III for the purposes of qualification to serve and the nomination process set forth in this Article III. There shall be eight (8) Class I directors to be qualified and nominated as provided in Sections 3, 4 and 5 of this Article III. There shall be one (1) Class II director to be qualified and nominated as provided in Section 6(a) of this Article III. There shall be one (1) Class III director to be nominated by the Board of Directors as provided in Section 6(b) of this Article III.

SECTION 3.    REGIONAL QUALIFICATION AND NOMINATION OF CLASS I DIRECTORS.    Class I directors shall be divided into subclasses and shall be qualified to serve, and shall be nominated, on a regional basis. The territory served by the Corporation is divided into four (4) regions shown on the map that is Exhibit A to these Bylaws for this purpose. Each Class I director shall be a resident of the region for which he or she is nominated and shall be an employee of a common Stockholders from such region at the time of nomination. One (1) Class I director position, the “Eastern Regional Director”, shall be nominated from among the residents of the Eastern Region. Three (3) of the Class I directors, the “Central Regional Directors”, shall be nominated from among the residents of the Central Region. Two (2) Class I directors, the “Northwestern Regional Directors”, shall be nominated from among the residents of the Northwestern Region. Two (2) of the Class I directors, the “Southwestern Regional Directors”, shall be nominated from among the residents of the Southwestern Region. Employees of Large Stockholders are eligible to be Class I directors. The Trustee of any Employee Stock Ownership Plan established by the Company shall be deemed to be located within the Central Region for all purposes under this Article III.

SECTION 4.    CLASS I NOMINATING COMMITTEES.    Not later than four (4) months prior to each annual meeting of Stockholders, the Board of Directors shall appoint a nominating committee for each region for which a Class I director term is to expire at such annual meeting. Each regional nominating committee shall have the authority to select candidates for election as a Class I director from such region at the next annual meeting of Stockholders. Each regional nominating committee shall consist of three (3) persons meeting the qualifications required to be a Class I director from such region and employed by a common Stockholder. Each regional nominating committee shall deliver its report to the Board of Directors at least ninety (90) days prior to the annual meeting of Stockholders and in doing so, shall provide at least two (2) candidates, but not more than three (3) candidates, for each Class I director from that region to be elected. In addition to the names of candidates provided by any common Stockholder from such region for consideration by the regional nominating committee, such committee may also consider other persons the committee considers qualified.

SECTION 5.    CLASS I NOMINATING BALLOTS.    The candidates selected by each such Class I nominating committee shall be listed on a separate written preference ballot for each region. A single regional preference ballot shall be delivered not less than sixty (60) nor more than ninety (90) days before the date of the annual meeting of Stockholders, either personally or by mail, to each common Stockholder of record located within the region for which candidates have been selected together with an instruction to return such preference ballot by mail to a firm of certified public accountants designated by the notice on or before a specified date which shall be not less than thirty (30) days before the date of the annual meeting. Each such preference ballot shall entitle the recipient Stockholder of record to express his or her preference with respect to each candidate, without regard to the number of shares held by such Stockholder. A preference ballot must be received on or before the specified date to be counted. The preference ballot delivered to each common Stockholder shall permit such common Stockholder to express his or her preference for any listed candidate selected by the applicable nominating committee or for any other person eligible for nomination to be a Class I director for such common Stockholder’s region. The designated firm of accountants shall tabulate the results of the preference ballots and report such results to the Chairman of the Board of Directors. After considering such results, the Board of Directors shall have authority for selecting nominees for each position as a Class I director, for placing the names of such individuals into nomination and for soliciting proxies for the election of such nominees. Large Shareholders of record as defined in Section 6(a) of this Article III shall also be entitled to express their preference for nominees on a regional basis under this Section.

SECTION 6.    QUALIFICATION AND NOMINATION OF CLASS II AND CLASS III DIRECTORS.

(a)    Class II Director.

“Large Stockholders” shall mean the twelve (12) largest holders of Common Stock having active accounts with the Company computed on the basis of the number of shares of Common Stock held (“Large Stockholders”) and shall also include the Trustee of any Employee Stock Ownership Plan established by the Company. At least four (4) months prior to any annual meeting at which a Class II director term is to expire, the officers of the Company shall request that each of the Large Stockholders submit candidates for election to such position. Any person proposed by at least two (2) of the Large Stockholders shall be listed on a director preference ballot. The applicable preference ballot shall be delivered no less than sixty (60) nor more than ninety (90) days before the date of the annual meeting of Stockholders, either personally or by mail, to each Large Stockholder of record with an instruction to return such ballot by mail to a firm of certified public accountants designated by the notice on or before a specified date which shall be not less than thirty (30) days before the date of the annual meeting. Each such ballot shall entitle the recipient Stockholder of record to one vote, and only one vote, without regard to number of shares held. A ballot must be received on or before the specified date to be counted. The nominating ballot delivered to each Large Stockholder shall permit such Large Stockholder to cast one vote for any listed candidate or for any other person eligible to be a Class II director. The designated firm of accountants shall tabulate the nominating ballots and report the results to the Chairman of the Board of Directors. After considering such results, the Board of Directors shall have the authority to select the nominee for the position of Class II director, and place such individual into nomination and solicit proxies for the election of such nominee. Any person employed by a common Stockholder shall be eligible to be a Class II director.

(b)    Class III Director.

The Board of Directors shall, prior to any annual meeting at which a Class II director term is set to expire, nominate a person to serve as a Class III director, and place such individual into nomination and solicit proxies for the election of such nominee. Any person selected by the Board of Directors shall be eligible to be a Class III director.

SECTION 7.    INDIVIDUAL SHAREHOLDER PARTICIPATION IN NOMINATIONS.    The Board of Directors or a Nominating Committee will accept for consideration submissions for the nomination of Directors from any Stockholder entitled to generally vote in the election of Directors at a meeting of the Stockholders at which Directors will be elected. Acceptance of a recommendation for consideration does not imply that the Nominating Committee or the Board of Directors will propose the recommended candidate in a nominating ballot. Stockholder may directly nominate one or more persons for election as Directors at a meeting, only if written notice of such Stockholder’s intent to make such nomination or nominations has been given, either by personal delivery or by the United States mail, postage prepaid, (e-mail submissions will not be considered), addressed to the Secretary of the Corporation not later than (i) with respect to an election to be held at an annual meeting of the Stockholders, 120 days in advance of the date of such meeting (as set forth in Section 1 of Article II of these Bylaws), and (ii) with respect to an election to be held at a Special Meeting of the Stockholders for the election of Directors, the close of business on the 7th day following the date on which public announcement of the date of such meeting is first made. Each such notice shall set forth: (a) the name and address of the Stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) the name and address, as they appear on the Corporation’s books, of such Stockholder; (d) the class and number of shares of the Corporation which are beneficially owned (as defined in Rule 13d-3 as then in effect under the Exchange Act) by the nominating Stockholder and each nominee proposed by such Stockholder; (e) a description of all arrangements or understandings between the nominating Stockholder and each nominee and any other person or persons, including but not limited to, the Corporation’s competitors, suppliers, customers, labor unions or other persons with special interests regarding the Corporation, (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Stockholder; (f) such other information regarding each nominee proposed by such Stockholder as would have been required to be included in a proxy statement filed pursuant to Regulation 14A, as then in effect under the Exchange Act, had the nominee been nominated, or intended to be nominated, by the Board of Directors, including but not limited to, nominee’s name, address, prior experience in the past five years, any legal proceedings in the past five years involving nominee and the Corporation, any ownership of stock in the Corporation, disclosure of any transactions between the Corporation and the nominee; (g) the consent of each nominee to serve as a Director of the Corporation if so elected; (h) a statement by the recommending Stockholder supporting, in the view of the Stockholder, that the proposed nominee possesses the minimum qualifications prescribed by the Board of Directors or the Nominating Committee for nominees, with brief description of contributions that the nominee would be expected to make to the Board of Directors and to the governance of the Corporation; (i) a statement whether, in the view of the Stockholder, the nominee would represent all Stockholders and not serve for the purpose of advancing or favoring any particular Stockholder or other constituent of the Corporation. The nominating recommendation must be accompanied by the consent of the proposed nominee to be interviewed by the Board of Directors or the Nominating Committee, if they choose to do so in their discretion (with nominee’s contact information). A nominee proposed under this Section 7 for any Class I Director position must meet the qualifications for such position stated in Section 3 of this Article III. A nominee proposed under this Section 7 for a Class II Director position must meet the qualifications for such position stated in Section 6(b) of this Article III. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

SECTION 8.    ELECTION OF DIRECTORS.    Nominees for each position as a director as determined in accordance with the nominating procedure set forth in Sections 2, 3, 4, 5, and 6 of this Article III shall be reported to, and shall be placed in nomination before, the annual meeting of Stockholders. Other nominations may be made as provided in Section 7 of this Article III. Election of directors shall be by majority of the votes, cast in person or by proxy at the annual meeting.

SECTION 9.    TERMS OF DIRECTORS.    The terms of the directors shall be staggered, and the directors shall be divided into three groups for this purpose as provided in the Articles of Incorporation as follows:

Director group A shall consist of three Class I directors whose terms shall expire at the annual meeting of Stockholders held following the end of the fiscal year ending in 2004 and at every third succeeding annual meeting of Stockholders holders thereafter.

Director group B shall consist of three Class I directors and one Class II director whose terms shall expire at the annual meeting of Stockholders held following the end of the fiscal year ending in 2005 and at every third succeeding annual meeting of Stockholders holders thereafter.

Director group C shall consist of two Class I directors and one Class III director whose terms shall expire at the annual meeting of Stockholders held following the end of the fiscal year ending in 2006 and at every third succeeding annual meeting of Stockholders holders thereafter.

At the annual meeting at which the term of a director expires, such director’s successor shall be elected by the holders of shares of Common Stock entitled to vote thereon, to serve until the third succeeding annual meeting of Stockholders and until a successor has been elected and qualified. No decrease in the number of directors shall give the effect of shortening the terms of office of any incumbent director.

SECTION 10.    REGULAR MEETINGS.    Unless specified to the contrary by a resolution of the Board at least thirty (30) days before the annual meeting of Stockholders, specifying a different time and place and providing notice thereof to be given to each director, a regular meeting of the Board of Directors shall be held without other notice than this Bylaw, immediately after, and at the same place as, the annual meeting of Stockholders. The Board of Directors may provide by resolution the time and place, either within or without the State of Iowa for the holding of additional regular meetings without other notice than such resolution.

SECTION 11.    SPECIAL MEETINGS.    Special meetings of the Board of Directors may be called by or at the request of the President or any director. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Iowa, as the place for holding any special meeting of the Board of Directors called by them.

SECTION 12.    NOTICE.    Notice of any special meeting shall be given at least three (3) days prior thereto by written notice, unless oral notice is reasonable under the circumstances, of the date, time and place. Written notice may be given by facsimile transmission. If mailed, such notice must be deposited in the United States mail correctly addressed and postage prepaid at least eight (8) days prior to the date of the meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 13.    QUORUM.    A majority of directors qualified and serving shall constitute a quorum for the transaction of business; provided, that if less than a majority of such number of directors are present at said meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 14.    MANNER OF ACTING.    The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors except to the extent otherwise provided in the Articles of Incorporation.

SECTION 15.    VACANCIES.    Any vacancy among the directors occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors or by the affirmative vote of a majority of the Stockholders. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, if any. A vacancy that will occur at a specific later date, by reason of a resignation effective at a later date, or otherwise, may be filled before the vacancy occurs, but the new director shall not take office until the vacancy occurs.

SECTION 16.    COMPENSATION.    The Board of Directors, by the affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, shall have authority to establish reasonable compensation of all directors or other persons for services to the Corporation as directors, officers or otherwise. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board.

SECTION 17.    PRESUMPTION OF ASSENT.    A director of the Corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless (i) he objects at the beginning of the meeting or promptly upon his arrival to holding the meeting or transacting business at it; (ii) his dissent or abstention from the action taken is entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the presiding officer of the meeting before the adjournment thereof or shall forward such dissent by registered or certified mail to the Corporation immediately after the adjournment of the meeting. Such right to dissent or abstention shall not apply to a director who voted in favor of such action.

SECTION 18.    ACTION WITHOUT MEETING OF THE BOARD OF DIRECTORS.    Any action required by the Iowa Business Corporation Act to be taken at a meeting of directors of the Corporation, or any action which may be taken at a meeting of the directors or of a committee of directors, may be taken without a meeting if a consent in writing setting forth the action so taken, shall be signed by all of the directors or all of the members of the committee of directors, as the case may be, and included in the minutes or filed with the corporate records reflecting the action taken. Action taken under this section is effective when the last director signs the consent unless the consent specifies a different effective date. A consent signed under this section has the effect of a meeting vote and may be described as such in any document.

SECTION 19.    TELEPHONE CONFERENCE MEETINGS.    Subject to other applicable provisions contained in these Bylaws, any action required by the Iowa Business Corporation Act to be taken at a meeting of directors of the Corporation, or any action which may be taken at a meeting of the directors, or a committee of directors, may be taken by means of a conference telephone or similar communications equipment through which all persons participating in the meeting can hear each other, and the participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

ARTICLE IV

OFFICERS

SECTION 1.    NUMBER.    The officers of the Corporation shall consist of a Chairman of the Board, a Vice Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a Treasurer, and such Assistant Treasurers, Assistant Secretaries or other officers as may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person.

SECTION 2.    ELECTION AND TERM OF OFFICE.    The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of Stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until his successor shall have been duly elected and qualified or until his death, or until he shall resign or shall have been removed in the manner hereinafter provided. Election or appointment of an officer or agent shall not of itself create contract rights.

SECTION 3.    REMOVAL AND RESIGNATIONS OF OFFICERS.    (a) Any officer or agent may be removed by the Board of Directors with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. (b) An officer may resign at any time by delivering notice to the Corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If the Corporation accepts the future effective date, its Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor does not take office until the effective date.

SECTION 4.    VACANCIES.    A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 5.    CHAIRMAN OF THE BOARD.    The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors and of the Stockholders. He shall be the principal officer of the Board of Directors and as such shall regularly advise and consult with the President to the end that the President may supervise and control the business and affairs of the Corporation within the framework and bounds of the orders, resolutions and policies from time to time enacted and established by the Board of Directors. The Chairman of the Board of Directors shall from time to time report to the Board of Directors all matters affecting the interests of the Corporation which, in his judgment, should be brought to the attention of the Board of Directors.

SECTION 6.    THE VICE CHAIRMAN OF THE BOARD.    In the absence of the Chairman of the Board, or in the event of his inability or refusal to act, the Vice Chairman of the Board shall perform the duties of the Chairman of the Board, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman of the Board. The Vice Chairman of the Board shall perform such other duties as from time to time may be assigned to him by the Chairman of the Board or by the Board of Directors.

SECTION 7.    THE PRESIDENT.    The President shall be the chief executive officer of the Corporation and shall in general supervise and control all of the business and affairs of the Corporation, subject to the general powers of the Board of Directors. He may sign, with the Secretary or any other proper officer of the corporation thereunto authorized by the Board of Directors, deeds, mortgages, bonds, notes, contracts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed. In general, he shall perform all duties incident to the office of the President and such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 8.    THE VICE PRESIDENT(S).    In the absence of the President, or in the event of his inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated), shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President shall perform such other duties as from time to time may be assigned to him by the Chairman of the Board, the President or by the Board of Directors.

SECTION 9.    THE TREASURER.    If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for monies due and payable to the Corporation; and deposit all such monies in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article V of these Bylaws. He shall in general perform all duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Chairman of the Board, the President or by the Board of Directors.

SECTION 10.    THE SECRETARY.    The Secretary shall keep the minutes of the Stockholders and of the Board of Directors meetings in one or more books provided for that purpose; see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; be custodian of the corporate records; keep a register of the post office address of each Stockholder which shall be furnished to the Secretary by each Stockholder; have general charge of the stock transfer books of the Corporation; and in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the

SECTION 11.    ASSISTANT TREASURERS AND ASSISTANT SECRETARIES.    The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Treasurers and Assistant Secretaries, in general, shall perform such duties as shall be assigned to them by the Treasurer or the Secretary, respectively, or by the Chairman of the Board, the President or the Board of Directors.

SECTION 12.    SALARIES.    The salary of the President shall be fixed from time to time by the Board of Directors. Salaries of other officers may be fixed by the President, subject to such review by the Board of Directors as it determines to exercise.

ARTICLE V

CONTRACTS, LOANS, CHECKS

AND DEPOSITS

SECTION 1.    CONTRACTS.    The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 2.    LOANS.    No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3.    CHECKS, DRAFTS, ETC.    All checks, drafts, or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents, of the Corporation, and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 4.    DEPOSITS.    All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VI

CERTIFICATES FOR SHARES

AND THEIR TRANSFER

SECTION 1.    NO CERTIFICATES.    The shares of the Corporation shall be issued without certificates as provided in Section 626 of the Iowa Business Corporation Act. In lieu of any certificates the Corporation shall issue a written statement of the information required on share certificates within a reasonable time after the issue or transfer of any of the Corporation’s shares. This provision shall not apply to any outstanding certificate representing shares of the Corporation until such certificate is surrendered to the Corporation. Upon the surrender of any share represented by a certificate for transfer, such share shall be reissued without a certificate as herein provided.

SECTION 2.    RECORD OWNERSHIP.    The Corporation shall maintain records of share ownership which shall set forth the name of the person to whom the shares are issued, with the number of shares held and date of issue, and in the case of a share evidenced by a certificate, the number of the certificate. Such record shall be deemed conclusive evidence of share ownership rights.

SECTION 3.    PREVIOUSLY ISSUED CERTIFICATES.    No shares represented by a previously issued certificate shall be transferred or redeemed until the certificate shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate, a transfer or redemption may occur upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

SECTION 4.    RESTRICTIONS ON TRANSFER OF SHARES.

4.1    Common shares shall be subject to restrictions on transfer as follows:

(a)	Common shares of the Corporation may be transferred to any other holder of common shares, provided that the transferee does not hold more than five percent (5%) of the issued and outstanding common shares of the Corporation after the transfer;

(b)	Common shares issued may be transferred to any transferee approved in advance by the Board of Directors;

(c)	Common shares issued to any Employee Stock Ownership Plan shall be transferable as provided in such Plan; and

(d)	Common shares are not otherwise transferable.

4.2    The foregoing notwithstanding, restrictions on the transfer of shares owned by any trust created by an employee stock ownership plan adopted by the Board of Directors shall be governed by the terms of the plan and the trust, not by section 4.1.

4.3    Preferred shares shall be subject to such restrictions on transfer as may be established by the Board of Directors upon their issuance.

SECTION 5.    TRANSFERS OF SHARES.    Subject to the restrictions on transfer contained in the Restated and Amended Articles of Incorporation and Bylaws of the Corporation, transfers of shares of the Corporation shall be made only on the books of the Corporation by the holder of record thereof, or by its legal representative, who shall furnish proper evidence of authority to transfer, or by its attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and in the case of shares evidenced by certificate, only on surrender for cancellation of the certificate for such share certificate. Except as otherwise provided by law, the person in whose name shares stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

ARTICLE VII

FISCAL YEAR

The fiscal year of the Corporation shall begin on the first day of September in each year and shall end on the last day of August in each year.

ARTICLE VIII

NO PATRONAGE RIGHTS

Effective as of September 1, 2004, no common Stockholder shall be entitled to any rights based on membership or patronage of the Company on or after such date.

The provisions of Article IX of the Corporation’s Bylaws, as in effect on August 31, 2004, shall remain in effect for patronage dividend distributions made by the Corporation with respect to its fiscal year ended August 31, 2004. Thereafter, those provisions shall have no effect. Section 4 of Article VIII of the Corporation’s Bylaws, as in effect on August 31, 2004, shall remain in effect for patronage dividend distributions made by the Corporation with respect to fiscal year ended August 31, 2004 and with respect to prior fiscal years. Thereafter, that section shall have no effect.

ARTICLE IX

DIVIDENDS

SECTION 1.    COMMON STOCK DIVIDENDS.    Dividends shall be paid on common stock to the extent declared by the Board of Directors.

SECTION 2.    PREFERRED STOCK DIVIDENDS.    Dividends on preferred stock shall be paid as provided by the Board of Directors at the time of their issuance.

ARTICLE X

SEAL

This Corporation shall have no corporate seal.

ARTICLE XI

WAIVER OF NOTICE

SECTION 1.    WAIVER OF NOTICE BY SHAREHOLDERS.    A Stockholder may waive any notice required by the Iowa Business Corporation Act, the Articles of Incorporation, or the Bylaws before or after the date and time stated in the notice. The waiver must be in writing, be signed by the Stockholder entitled to the notice, and be delivered to the Corporation for inclusion in the minutes or filing with the corporate records.

A Stockholder’s attendance at a meeting:

a.    Waives objection to lack of notice or defective notice of the meeting, unless the Stockholder at the beginning of the meeting or promptly upon the Stockholder’s arrival objects to holding the meeting or transacting business at the meeting.

b.    Waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the Stockholder objects to considering the matter when it is presented.

SECTION 2.  WAIVER OF NOTICE BY DIRECTORS.

a.    A director may waive any notice required by the Iowa Business Corporation Act, the Articles of Incorporation, or Bylaws before or after the date and time stated in the notice. Except as provided by subsection b, the waiver must be in writing, signed by the director entitled to the notice, and filed with the minutes or corporate records.

b.    A director’s attendance at or participation in a meeting waives any required notice to that director of the meeting unless the director at the beginning of the meeting or promptly upon the director’s arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

ARTICLE XII

AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted at any meeting of the Board of Directors of the Corporation at which a quorum is present, by a majority vote of the directors present at the meeting. These Bylaws may also be altered, amended or repealed, or new Bylaws may be adopted, at any meeting of the Stockholders of the Corporation at which a quorum is present, by a majority vote of the Stockholders present at the meeting.

ARTICLE XIII

VOTING OF STOCK IN OTHER CORPORATIONS AND OF INTERESTS

IN PARTNERSHIPS OR LIMITED LIABILITY COMPANIES

In the absence of a resolution of the Board of Directors to the contrary, the Chairman of the Board, the Vice Chairman of the Board, the President or the Vice President of this Corporation is authorized and empowered to act for and on behalf of the Corporation by attending meetings, voting shares, executing proxies, waiving notice, executing any formal consent, or taking similar or related actions, all respecting stock of other corporations or interests in partnerships or limited liability companies which are owned by the Corporation, all without further authority than as herein contained. The Board of Directors may, in its discretion, designate any officer or person as a proxy or attorney-in-fact to vote the shares of stock in any other corporation or interests in partnerships or limited liability companies in which this Corporation may own or hold shares of stock or interests.

ARTICLE XIV

INDEMNIFICATION

SECTION 1.    OFFICERS AND DIRECTORS.    Service on the Board of Directors of the Corporation, or as an officer of the Corporation, or any such service at the request of the Corporation in a like position on behalf of any other corporation, partnership, limited liability company, joint venture, trust, or other entity, is deemed by the Corporation to have been undertaken and carried on in reliance by such persons on the full exercise by the Corporation of all powers of indemnification which are granted to it under the Iowa Business Corporation Act as amended from time to time. Accordingly, the Corporation shall exercise all of its permissive powers as often as necessary and to the fullest extent possible to indemnify such persons. Such indemnification shall be limited or denied only when and to the extent that the Iowa Business Corporation Act or other applicable legal principles limit or deny the Corporation’s authority to so act. This bylaw and the indemnification provisions of the Iowa Business Corporation Act (to the extent not otherwise governed by controlling precedent) shall be construed liberally in favor of the indemnification of such persons. In addition, except as otherwise expressly provided by the Iowa Business Corporation Act, indemnification provided for under the Iowa Business Corporation Act shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any provision in the Articles of Incorporation or Bylaws, agreements, vote of Stockholders or disinterested directors or otherwise.

SECTION 2.    EMPLOYEES.    Employees of the Corporation who are not officers or directors shall be indemnified by the Corporation only if the Board of Directors determines, in its sole discretion, that such indemnification is permissible under the Iowa Business Corporation Act and that such indemnification is in the best interests of the Corporation in each particular circumstance. In the exercise of its discretion the Board of Directors will consider such factors as it deems appropriate, but ordinarily will not authorize indemnification in any circumstance when the employee seeking indemnification has incurred liability to the Corporation for such circumstance under the Corporation’s errors and deficits policy applicable to such employee.

ARTICLE XV

EXECUTIVE COMMITTEE

SECTION 1.    CREATION.    The Board of Directors may by resolution create an Executive Committee, and may by like action abolish the same at any time. If created, the Executive Committee shall consist of three (3) members who shall be the Chairman, Vice Chairman and Secretary-Treasurer of the Corporation. The resolution creating or abolishing the Executive Committee shall be adopted by not less than a majority of the number of directors fixed by these Bylaws. The existence of the Executive Committee shall be confirmed annually at the annual meeting of the Board of Directors.

SECTION 2.    AUTHORITY.    The Executive Committee shall possess and may exercise all of the powers of the Board of Directors in the management of the business and affairs of the Corporation when the Board of Directors is not in session. The creation of the Executive Committee and the delegation thereto of the authority herein granted does not alone constitute compliance by a director with the standards of conduct described in Section 830 of the Iowa Business Corporation Act.

Committee may not, however:

a.	Authorize dividends or other distributions to Stockholders;

b.	Approve or propose to Stockholders action that the Iowa Business Corporation Act requires be approved by Stockholders;

c.	Fill vacancies on the Board of Directors or on any of its committees;

d.	Amend the Articles of Incorporation pursuant to section 1002 of the Iowa Business Corporation Act;

e.	Adopt, amend or repeal Bylaws;

f.	Approve a plan of merger not requiring Stockholder approval;

g.	Authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors; or

h.	Authorize or approve the issuance or sale or contract for sale of shares or determine the designation and relative rights, preferences and limitations of a class or series of shares, except as may be done within limits specifically prescribed by the Board of Directors.

SECTION 3.    COMMITTEE PROCEEDINGS.    The Executive Committee shall select its own Chairman. The Executive Committee shall hold such regular meetings at such time and place as it may determine. Special meetings of the Executive Committee shall be held upon not less than twenty-four (24) hours written notice. Special meetings may be called by the Chairman or any two (2) members of the Executive Committee. The act of the majority of the members present at a meeting at which a quorum is present shall be the act of the Executive Committee.

SECTION 4.    REPORTS.    Minutes of all proceedings of the Executive Committee shall be maintained, and the Executive Committee shall report all business transacted by it to the Board of Directors at the meeting of the Board of Directors next succeeding any action taken by the Executive Committee. The Board of Directors shall review said minutes or other reports of the Executive Committee and shall take such action thereon as the Board of Directors may deem appropriate.

SECTION 5.    INFORMAL ACTION.    Any action required to be taken at a meeting of the Executive Committee, or any other action which may be taken at a meeting of the Executive Committee, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all members of the

Executive Committee, and included in the minutes or filed with the corporate records reflecting the action taken. Such action is effective when the last committee member signs the consent, unless the consent specifies a different effective date.

SECTION 6.    QUORUM.    All members of the Executive Committee shall constitute a quorum for the transaction of business; provided, that if not all members are present at said meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

ARTICLE XVI

ESOP

The Company may establish an Employee Stock Ownership Plan, but it shall not acquire more than 20% of the issued and outstanding shares of common stock of the Company.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Sections 490.850-490.859 of the Iowa Business Corporation Act permit corporations to indemnify directors, officers, employees and agents against liability under certain circumstances. Our existing articles of incorporation and bylaws provide for indemnification of directors, officers and employees to the full extent provided by the Iowa Business Corporation Act. These provisions will be continued in the proposed amended and restated articles of incorporation and bylaws if the restructuring is approved.

As permitted by Section 490.202 of the Iowa Business Corporation Act and Article XIII of the Articles of Incorporation, no director shall be personally liable to the company or its stockholders for money damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the company or its stockholders; (3) a violation of section 490.833 (relating to certain unlawful distributions to stockholders); or (4) an intentional violation of criminal law.

The Registrant maintains directors and officers liability insurance for the benefit of its directors and certain of its officers, and intends to enter into indemnification agreements (in the form to be filed as Exhibit 10.9 hereto) for the benefit of its directors and certain of its officers.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

See exhibits listed on the Exhibit Index following the signature page of this Form S-4, which is incorporated herein by reference.

(b) Financial Statement Schedules

The following schedules are filed as part of this Registration Statement but are not included in this prospectus:

FCStone Group, Inc. and Subsidiaries
Schedule I – Condensed financial information of registrant	S-1
Schedule II – Valuation and qualifying accounts	S-4

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 22. Undertakings

The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all the information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Des Moines, State of Iowa, on December 8, 2004.

FCSTONE GROUP, INC.
By:	/S/ PAUL G. ANDERSON
Paul G. Anderson, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

By:	/S/ PAUL G. ANDERSON Paul G. Anderson	President and Chief Executive Officer (principal executive officer)	December 8, 2004

By:	/S/ ROBERT V. JOHNSON Robert V. Johnson	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	December 8, 2004

By:	* Bruce Krehbiel	Chairman of the Board, Director	December 8, 2004

By:	* Jack Friedman	Vice Chairman, Director	December 8, 2004

By:	* Eric Parthemore	Secretary, Director	December 8, 2004

By:	* Brent Bunte	Director	December 8, 2004

By:	* Doug Derscheid	Director	December 8, 2004

By:	* Kenneth Hahn	Director	December 8, 2004

By:	* Ron Hunter	Director	December 8, 2004

By:	* Tom Leiting	Director	December 8, 2004

By:	* Dave Reinders	Director	December 8, 2004

	Signature	Title	Date

By:	* Rolland Svoboda	Director	December 8, 2004

*By:	/s/ ROBERT V. JOHNSON Robert V. Johnson (As attorney-in-fact for each of the persons indicated)

EXHIBIT INDEX

Exhibit No.	Description of Document

2.1	Plan of Conversion—included in Appendix A to the Proxy Statement-Prospectus

3.1	Amended and Restated Articles of Incorporation of FCStone Group, Inc. (as currently in effect) (1)

3.2	Bylaws of FCStone Group, Inc. (as currently in effect) (1)

3.3	Form of Amended and Restated Articles of Incorporation of FCStone Group, Inc. (to be filed with the Iowa Secretary of State prior to the closing of the offering)—included in Appendix A to the Proxy Statement-Prospectus

3.4	Form of Amended and Restated Bylaws of FCStone Group, Inc. (to be adopted prior to the closing of the transaction)—included in Appendix B to the Proxy Statement-Prospectus

4.1	Form of Subscription Notice (1)

5.1	Opinion of Dickinson, Mackaman, Tyler & Hagen P.C. (3)

8.1	Opinion of McDermott Will & Emery LLP (3)

10.1	Employment Agreement, dated as of February 22, 2002, by and among FCStone, LLC and Paul G. Anderson (1)

10.2	Employment Agreement, dated as of January 5, 2004, by and among FCStone Group, Inc. and Jeff Soman (1)

10.3	Employment Agreement, dated as of April 18, 1988, by and among Farmers Commodities Corporation and Robert V. Johnson (1)

10.4	Employment Agreement, dated as of May 9, 2003, by and among FCStone, LLC and Steve Gutierrez (1)

10.5	Employment Agreement, dated as of July 8, 1996, by and among Farmers Commodities Corporation, Farmers Grain Dealers, Incorporated and Steve Speck (1)

10.6	CEO Deferred Compensation Plan for Paul G. Anderson dated February 22, 2002 (1)

10.7	Farmers Commodities Corporation Supplemental Nonqualified Pension Plan

10.8	Short-term Incentive Plan

10.9	Form of Director Indemnification Agreement (2)

10.10	Statused Revolving Term Loan Supplement, dated May 5, 2004, between FGDI, LLC and CoBank, ACB ($80,000,000) (2)

10.11	Master Loan Agreement, dated November 3, 2003, between FCStone Group, Inc and Deere Credit, Inc. (1)

10.12	Unsecured Revolving Term Note, dated November 3, 2003, between FCStone Group, Inc. and Deere Credit, Inc., due on October 1, 2006 (1)

10.13	Change in Terms Agreement to the Unsecured Revolving Term Note, dated July 9, 2004, between FCStone Group, Inc. and Deere Credit, Inc. (1)

10.14	Master Loan Agreement, dated April 15, 2002, between FCStone Financial, Inc. and Deere Credit, Inc. (1)

10.15	First Amendment to the Master Loan Agreement, dated November 3, 2003, between FCStone Financial, Inc. and Deere Credit Inc. (1)

10.16	Revolving Statused Operating Note, dated April 15, 2002, between FCStone Financial, Inc. and Deere Credit, Inc. (1)

Exhibit No.	Description of Document

10.17	Limited Corporate Guaranty, dated April 16, 2002, between FCStone Financial, Inc. and Deere Credit, Inc. (1)

10.18	Change in Terms Agreement to the Revolving Statused Operating Note, dated May 24, 2004, between FCStone Financial, Inc. and Deere Credit, Inc. (1)

10.19	Letter Agreement Extending the Term of the $50 Million Credit Facility, dated February 24, 2004 between FCStone Financial, Inc. and Deere Credit, Inc. (1)

10.20	Revolving Subordinated Loan Agreement, dated November 21, 2002, between FCStone, LLC and Deere Credit, Inc. (1)

10.21	First Amendment to the Revolving Subordinated Loan Agreement, dated November 3, 2003, between FCStone, LLC and Deere Credit, Inc. (1)

10.22	Unsecured Revolving Subordinated Note, dated November 21, 2002, between FCStone, LLC and Deere Credit, Inc., due on December 1, 2005 (1)

10.23	First Amendment to the Unsecured Revolving Subordinated Note, dated November 3, 2003, between FCStone, LLC and Deere Credit, Inc. (1)

10.24	Master Loan Agreement, dated February 15, 2001, between FCStone, LLC and Deere Credit, Inc. (1)

10.25	Unsecured Revolving Operating Note, dated March 15, 2002, between FCStone, LLC and Deere Credit, Inc., due on March 1, 2004 (1)

10.26	Letter Agreement Extending the Term of the Unsecured Revolving Operating Note to March 1, 2005 (1)

10.27	Change in Terms Agreement, dated June 28, 2004, Between FCStone, LLC and Deere Credit, Inc.

10.28	Letter Agreement for $15 Million Credit Facility, dated March 5, 2003, between FCStone, LLC and Harris Trust Savings Bank (1)

10.29	Unsecured Demand Note, dated September 15, 2000, between FCStone, LLC and Harris Trust Savings Bank (1)

10.30	Trust Indenture for Industrial Revenue Bonds, dated December 1, 2003

10.31	Master Loan Agreement dated February 28, 2003 between FCStone Financial, Inc. and CoBank ACB (2)

10.32	Uncommitted Revolving Credit Supplement and Promissory Note to the Master Loan Agreement between FCStone Financial, Inc. and CoBank ACB (2)

10.33	Guarantee of Payment, dated February 28, 2003, between FCStone Group, Inc. and CoBank ACB (2)

10.34	Master Loan Agreement dated September 1, 1999, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.35	Amendment to Master Loan Agreement, dated September 3, 1999, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.36	Amendment to Master Loan Agreement, dated February 25, 2000, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.37	Amendment to Master Loan Agreement, dated November 28, 2001, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

Exhibit No.	Description of Document

10.38	Amendment to Master Loan Agreement, dated January 27, 2002, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.39	Amendment to Master Loan Agreement, dated July 31, 2003, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.40	Amendment to Master Loan Agreement, dated June 29, 2004, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.41	Revolving Term Loan Supplement, dated September 1, 1999, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.42	Statused Revolving Credit Supplement, dated June 29, 2004, between FCStone Trading LLC (formerly Petrous, L.L.C.) and CoBank ACB (2)

10.43	Master Loan Agreement, dated May 5, 2004, between FGDI, LLC and CoBank, ACB (2)

10.44	Statused Revolving Term Loan Supplement, dated May 5, 2004, between FGDI, LLC and CoBank, ACB ($10,000,000) (2)

10.45	Statused Revolving Term Loan Supplement, dated May 5, 2004, between FGDI, LLC and CoBank, ACB ($30,000,000) (2)

10.46	Letter Agreement modifying CoBank Commitment levels, dated September 9, 2004 (2)

10.47	Purchase Agreement (Eximbank Insurance), effective June 22, 2004, between FGDI, LLC and CoBank, ACB

10.48	Purchase Agreement, (Private Insurance), effective June 22, 2004, between FGDI, LLC and CoBank, ACB

10.49	Long-term Incentive Plan

10.50	Cash Subordinated Loan Agreement, dated September 29, 2003, between FCStone, LLC and Michael Walsh.

10.51	Cash Subordinated Loan Agreement, dated June 30, 2004, between FCStone, LLC and Allan J. Hirsch.

10.52	Cash Subordinated Loan Agreement, dated June 30, 2004, between FCStone, LLC and Gerald Hirsch.

10.53	Cash Subordinated Loan Agreement, dated December 12, 2003 between FCStone, LLC and William Shepard.

10.54	Lease Agreement, dated December 1, 2002, between the Industrial Development Board of the City of Mobile, Alabama and FGDI, LLC

10.55	Letter Agreement, dated March 31, 2004, between FCStone Merchant Services, LLC and Fortis Capital Corp. for $20,000,000 credit facility

10.56	Promissory Note ($20,000,000), dated May 10, 2004, between FCStone Merchant Services, LLC and Fortis Capital Corp.

10.57	Continuing Security Agreement between FCStone Merchant Services, LLC and Fortis Capital Corp.

10.58	Letter Agreement, dated February 17, 2004, between FCStone Merchant Services, LLC and RZB Finance LLC for $5,000,000 credit facility (3)

10.59	Promissory Note ($5,000,000), dated February 17, 2004, between FCStone Merchant Services, LLC and RZB Finance LLC (3)

10.60	General Security Agreement and Supplement, dated February 17, 2004, between FCStone Merchant Services, LLC and RZB Finance LLC (3).

Exhibit No.	Description of Document

10.61	Credit Agreement, dated March 4, 2004, between FCStone Merchant Services, LLC and Harvard Private Capital Properties III, Inc. for $30,000,000 credit facility (3)

10.62	Security Agreement, dated March 4, 2004, between FCStone Merchant Services, LLC and Harvard Private Capital Properties III, Inc. (3)

10.63	FGDI Incentive Plan (3)

10.64	FCStone Group, Inc. Amended and Restated Mutual Commitment Compensation Plan

20.1	Appraisal of FCStone Group, Inc. by RSM McGladrey, Inc.

21.1	Subsidiaries of the Registrant (1)

23.1	Consent of KMPG LLP

23.2	Consent of Dickinson, Mackaman, Tyler & Hagen P.C. (included in Exhibit 5.1)

23.3	Consent of McDermott Will & Emery LLP (included in Exhibit 8.1)

23.4	Consent of RSM McGladrey, Inc.

24.1	Powers of Attorney (included in the signature pages hereto) (1)

99.1	Form of Proxy (1)

(1)	Previously filed as an exhibit to the Registration Statement on Form S-4 filed by FCStone Group, Inc. on August 18, 2004
(2)	Previously filed as an exhibit to Amendment No. 1 to the Registration Statement on Form S-4 filed by FCStone Group, Inc. on October 6, 2004
(3)	To be filed by amendment

SCHEDULE I

FCSTONE GROUP, INC.

CONDENSED STATEMENT OF FINANCIAL CONDITION

Parent Company Only

August 31, 2004 and 2003

(in thousands)

ASSETS	2004	2003
Cash and cash equivalents	$—	$47
Accounts receivable	17	—
Notes receivable	1,250	—
Notes receivable—subsidiary	5,000	—
Deferred income taxes	2,710	2,886
Investments in affiliates and others	45,368	40,046

	$54,345	$42,979

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Checks written in excess of bank balance	$124	$—
Accounts payable	15	—
Accrued expenses:
Accrued pension liability	3,596	5,317
Income taxes payable	379	406
Other	283	—
Notes payable	8,250	—
Patronage refunds payable in cash	1,869	1,429

Total liabilities	14,516	7,152

Members’ equity:
Preferred stock, nonvoting; $1,000 par value:
Series I	12,972	13,101
Series II	898	904
Common stock:
Class A, voting; $5,000 par value	2,369	2,753
Class B, voting; $100,000 par value `	500	500
Accumulated other comprehensive loss	(3,039)	(3,932)
Retained earnings	26,129	22,500

Total members’ equity	39,829	35,827

	$54,345	$42,979

SCHEDULE I

FCSTONE GROUP, INC.

CONDENSED STATEMENT OF OPERATIONS

Parent Company Only

Years Ended August 31, 2004, 2003 and 2002

(in thousands)

	2004	2003	2002
Revenues:
Interest	$10	$—	$10
Equity in earnings of affiliates	9,063	6,068	5,259

Total revenues	9,073	6,068	5,269

Costs and expenses:
Interest	53	2	—
Bank charges and miscellaneous	—	—	—

Total costs and expenses	53	2	—

Income before minority interest and income tax expense	9,020	6,066	5,269
Minority interest	576	561	601

Income before income tax expense	8,444	5,505	4,668
Income tax expense	2,030	1,200	1,280

Net income	$6,414	$4,305	$3,388

SCHEDULE I

FCSTONE GROUP, INC.

CONDENSED STATEMENTS OF CASH FLOWS

Parent Company Only

Years Ended August 31, 2004, 2003 and 2002

(in thousands)

	2004	2003	2002
Cash flows from operating activities:
Net income	$6,414	$4,305	$3,388
Equity in earnings of affiliates	(9,108)	(6,068)	(5,259)
Minority interest, net of distributions	380	351	516
(Decrease) increase in deferred income taxes	(236)	(120)	40
Increase in accounts receivable and advances on grain	(17)	—	—
Increase (decrease) in other assets	—	32	(32)
(Decrease) increase in accounts payables	15	—	(440)
Increase (decrease) in income taxes payable	(27)	133	(146)

Net cash provided by (used in) operating activities	(2,579)	(1,367)	(1,933)

Cash flows from investing activities:
Distributions from affiliates	5,373	2,512	4,376
Capital contribution in affiliate	(2,100)	—	(1,000)

Net cash provided by investing activities	3,273	2,512	3,376

Cash flows from financing activities:
Increase in checks written in excess of bank balance	124	—	—
Proceeds from issuance of Class A common stock	1	2	2
Payment for redemption of stock	(1,437)	(217)	(420)
Payment of prior year patronage	(1,429)	(937)	(1,849)
Issuance of notes receivable	(6,250)	—	—
Proceeds from notes payable	8,250	—	—

Net cash provided by (used in) financing activities	(741)	(1,152)	(2,267)

Net increase (decrease) in cash and cash equivalents—unrestricted	(47)	(7)	(824)
Cash and cash equivalents—unrestricted—at beginning of year	47	54	878

Cash and cash equivalents—unrestricted—at end of year	$0	$47	$54

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$53	$2	$—
Income taxes	2,057	1,187	1,386

SCHEDULE II

FCSTONE GROUP, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(dollars in thousands)

	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
Those reserves which are deducted in the Consolidated Financial Statements from Receivables		Charged to Costs and Expenses	Charged to Other Accounts
Fiscal year ended August 31, 2004
Reserve for doubtful accounts	$445	$716	$—	$(191)	$970

Fiscal year ended August 31, 2003
Reserve for doubtful accounts	$425	$76	$—	$(56)	$445

Fiscal year ended August 31, 2002
Reserve for doubtful accounts	$405	$310	$—	$(290)	$425

S-4